08040780

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

SEC Mail Processing Section
MAR 11 2008
Washington, DC
101

Pursuant to Rule 13a-16 or 15d-16
Under The Securities Exchange Act of 1934

For the month of March 2008
Commission File Number: 1-13064

NOVA Chemicals Corporation
1000 Seventh Avenue S.W., Calgary, Alberta, Canada, T2P 5L5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): x

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

A copy of the Registrant's:

(a) Annual Report for the fiscal year ended December 31, 2007.

is furnished herewith and is incorporated by reference into the following Registration Statements:

Registration Statement on Form S-8 #33-47673
Registration Statement on Form S-8 #333-520
Registration Statement on Form S-8 #333-9076
Registration Statement on Form S-8 #333-9078
Registration Statement on Form S-8 #33-86218
Registration Statement on Form S-8 #33-77308
Registration Statement on Form S-8 #333-11280
Registration Statement on Form S-8 #333-12910
Registration Statement on Form S-8 #333-101793
Registration Statement on Form S-8 #333-109424

PROCESSED
MAR 14 2008
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA Chemicals Corporation

Jack S. Mustoe
Senior Vice President, Chief Legal Officer
and Corporate Secretary

March 10, 2008

EXHIBITS

Attached hereto is:

99.1 Annual Report for the fiscal year ended December 31, 2007.

NOVA Chemicals

A Plastics and Chemical Company

NCX

2007 Annual Report

THE CASE FOR INVESTING IS CLEAR

The business case for investing in NOVA Chemicals is clear. Our company is built for success, especially in a high-cost crude oil environment.

We have restructured NOVA Chemicals into two business units and one major joint venture, each offering a powerful case for investment:

- Olefins/Polyolefins – accelerating earnings power
- Performance Styrenics – ramping up high-margin growth
- INEOS NOVA joint venture – turnaround leverage

NOVA Chemicals delivered exceptional results in 2007. We believe the best is yet to come.

Financial Highlights

NOVA Chemicals' Adjusted EBITDA [1]
(millions of U.S. dollars)


$900
$600
$300
$ 0
2005
2006
2007

Share Price Performance: 1999-2007


NCX (NYSE)
Peers[2]
S&P 500
300%
200%
100%
0%
1999
2001
2003
2005
2007
Source: Thomson Financial

Three-Year Review

(millions of U.S. dollars, except per share amounts and ratios)

	2007	2006[3]	2005[3]
Revenue	$ 6,732	$ 6,519	$ 5,616
Adjusted EBITDA[1]	$ 885	$ 604	$ 461
Net Income (Loss)	$ 347	$ (703)[5]	$ (101)
Net Income (Loss) per Common Share[4]			
— Basic	$ 4.19	$ (8.52)	$ (1.22)
— Diluted	$ 4.16	$ (8.52)	$ (1.22)
Cash Provided by Operating Activities	$ 329	$ 350	$ 338
Property, Plant and Equipment Additions	$ 156	$ 198	$ 419
Total Assets	$ 4,836	$ 4,077	$ 5,178
Net Debt to Total Capitalization	60.3%	75.9%	59.8%
Return (Loss) on Average Common Equity[6]	43.2%	(55.6)%	(7.5)%
Closing Share Price			
— NYSE (U.S. $)	$ 32.40	$ 27.90	$ 33.40
— TSX (Canadian $)	$ 32.27	$ 32.50	$ 38.81

(1) Adjusted EBITDA equals net income (loss) before interest expense, income taxes, depreciation and amortization, other gains and losses, and restructuring charges. See Supplemental Measures on page 54.

(2) NCX peers include DOW, LYO, EMN from 1999-2006. In 2007, WLK was added and LYO was removed from the peer group.

(3) Certain comparative figures have been restated to conform with adoption of new standards and with current year presentation.

(4) There were 83 million weighted average basic common shares outstanding in 2007, 2006 and 2005, respectively. There were 84 million, 83 million and 83 million weighted-average diluted common shares outstanding in 2007, 2006 and 2005, respectively.

(5) NOVA Chemicals' results in 2006 were negatively impacted by restructuring charges totaling $861 million after-tax. See Note 13 on page 95.

(6) Net income (loss) divided by average common equity. See Supplemental Measures on page 54.

Table of Contents

Fellow Shareholders,



"I hope that you will conclude as I do, that NOVA Chemicals is a uniquely valuable investment in just about any U.S. and global economic environment."

Jeffrey M. Lipton
Chief Executive Officer

In 2007 NOVA Chemicals delivered the best operating results in our history, outperforming our peers and most observers' expectations. We demonstrated that our feedstock advantage in Western Canada is not only significant to our bottom line, but also will expand with higher crude oil prices. Consequently, we believe the Company is positioned for success despite economic uncertainty, and that we will be able to generate cash and grow earnings over the next few years. In short, I think the best is yet to come for NOVA Chemicals.

During the past year, performance in almost every part of our company was exceptional. EBITDA[1] reported from our businesses totaled $987 million compared to our previous best of $787 million in 2004. We also set records for polyethylene total sales and export volumes.

1. Adjusted EBITDA equals net income before interest expense, income taxes, depreciation and amortization, other gains and losses and restructuring changes.

As a result of our investments in plant modernizations, we enjoyed sharply improved manufacturing reliability and energy efficiency.

While the styrenics markets have not yet shown much improvement, our cost reduction work, both before and after the expansion of our joint venture with INEOS, resulted in positive EBITDA performance for the first time since 2004.

Our safety record continued to improve (as described on page 18), and was again the best I have experienced in the chemical industry — something all of us are very proud of. Our technology organization developed new high-value products and process and catalyst technology that will help us further expand production capacity. We also grew our sales in new market segments and in many regions of the world.

It is very gratifying to see that the changes we've made over the past few years have resulted in lower costs, faster work processes and higher quality throughout the organization. Our people

"During the past year, performance in almost every part of our company was exceptional."

could easily have wilted under the strain of rapid change, high energy prices and an uncertain U.S. economy. Instead they focused on what they could control, became energized by new challenges and delivered outstanding performance.

Polyethylene — Strong Market Outlook

As we begin 2008 amidst concerns about the economy, as well as continuing high crude oil prices, we remain confident that NOVA Chemicals will continue to outperform in both the short- and long- term. Ethylene and polyethylene remain the core of our company. And we believe the global supply/demand balance will remain strong for polyethylene in 2008 and beyond because supply expansion will lag demand growth — even if there is a U.S. recession.

Polyethylene is the most basic global plastic and is used for food production and packaging in every part of the world. As developing nations like China and India work to increase agricultural production yields and reduce food spoilage losses, they increasingly turn to polyethylene packaging. Consequently, demand grows at much higher multiples of GDP in the developing world than it does in developed economies. Most industry experts expect global polyethylene demand outside of the U.S. to continue to grow at more than 1.8 times GDP growth.

On the supply side of the equation, I believe new capacity delays will continue to surprise many analysts. As industry professionals know, construction and equipment availability problems are commonplace everywhere in the world, and they certainly don't appear to be letting up.

The world is short of experienced construction labor, engineering and supervision and is even shorter of experienced chemical plant start-up and operating capability. Once ethylene and polyethylene plants have been built, they are complex and difficult to operate reliably, especially by new operators like those in the developing world and parts of the Middle East.

In Figure 1 we show our latest view of the expected global polyethylene supply/demand balance. We use *Global Insight's* February 14, 2008 GDP forecast, which calls for a U.S. recession in the first half of 2008.

Figure 1.



Global Polyethylene Operating Rate Forecast
PE Industry Peak Threshold
Operating Rate Forecast
100%
95%
90%
85%
80%
1987
1992
1997
2002
2007
2012e

Source: Global Insight - GDP forecast, Nexant Chemsystems - historical PE operating rates, NOVA Chemicals - PE supply forecast.

As you can see, even with a significant U.S. economic slowdown, we expect a strong global supply/demand balance. The industry usually cannot maintain 90% utilization of installed capacity for a sustained period. We saw a peak in ethylene and polyethylene margins in 1995 at only 88% utilization and have had very strong markets at about 93% utilization in recent years.

In addition to new capacity delays, the tight supply of naphtha, which is used for about two-thirds of global ethylene production, also contributes to our strong outlook. The supply situation has not only curtailed some ethylene and polyethylene production but also raised naphtha prices versus other feedstocks.

More than two-thirds of U.S. production is based on natural gas liquids feedstock and is now lower cost than most other production. As a consequence, North American polyethylene products can be exported quite profitably. In 2007 the North American industry exported 20% of its polyethylene production, an all time record.

These export volumes allowed very high production rates for North American producers and importantly, kept inventory levels quite low. This allowed most producers to make solid returns, even though it was hard for the industry to raise prices fast enough in the second half of the year to keep up with rising feedstock costs. For 2008, we expect our industry to continue operating at high utilization rates and to be able to raise prices to expand margins.

NCX — Positioned for Success

NOVA Chemicals is positioned to take advantage of these strong global supply/demand balances with a product portfolio and cost structure that will continue to allow us to export profitably to all of the world's key markets. Our Advanced SCLAIRTECH™ technology is delivering polyethylene resins that are rapidly penetrating high value markets around the world and our standard resins are among the lowest cost in the world. In response to growing demand for our products, we are planning to complete the addition of 500 million pounds of new polyethylene capacity by the end of 2009.

Following the successful completion of an extensive modernization, the Corunna flexi-cracker can now use an expanded mix of light feeds and crude oil and is one of the lowest cost facilities of its type. We had record earnings contributions from our eastern Canadian operations in 2007 and we believe that Corunna's margins in the future should stay ahead of similar facilities around the world over the long term.

Alberta Advantage — New Higher Range

Our Alberta operations have an exceptional performance history and I believe they are uniquely valuable assets. At Joffre, we run the world's largest ethylene and polyethylene complex with state-of-the-art plants that are larger and more energy efficient than just about every similar facility in the world. On top of that, we have the Alberta Advantage, which provides NOVA Chemicals a significant ethylene cash cost advantage over similar U.S. Gulf Coast facilities.

Since the company started up, our Alberta assets have generated a 27% EBITDA margin including corporate charges. We have significantly outperformed our North American commodity peers. In fact, our Alberta-based business as shown in Figure 2, has regularly earned EBITDA margins well above the average of the largest U.S. specialty chemical companies.

Figure 2.



NOVA Chemicals' Alberta EBITDA Margins vs. Peers
EBITDA, as a % of revenue
40%
30%
20%
10%
0%
1999
2001
2003
2005
2007
Alberta E/PE
Specialty
Peer O/PO Segments

Source: Company reports, Factset, NOVA Chemicals. Specialty group: duPont, Rohm and Haas, and PPG. Peer Olefins/Polyolefins (O/PO) group: O/PO segments of Lyondell, Westlake, and Chevron Phillips Chemicals. NOVA Chemicals' Alberta results include corporate costs.

If you believe, as the markets indicate most investors do, that crude oil prices will stay relatively high and remain priced well above North American natural gas on an energy equivalent basis, the future of NOVA Chemicals' Alberta ethylene and polyethylene business looks truly exceptional.

The Alberta Advantage is a relative one; it defines how much better we will do than our average Gulf Coast based competitor. (There is a full discussion of the Alberta Advantage and its relationship to crude oil on page 31 of this report.)

Figure 3.



NOVA Chemicals' Alberta EBITDA vs. Crude Oil
(millions of U.S. dollars)
$2000
$1500
$1000
$ 500
$ 0
50
60
70
80
90
100
WTI Crude Oil, $/bbl
Average Industry Margins
Range of Industry Margins

Sources: CMAI, NOVA Chemicals. Chart shows the range of NOVA Chemicals' Alberta based EBITDA potential as a function of the Alberta Advantage (as shown on page 31), and industry margins based on CMAI estimates.

It is quite clear that as crude oil prices have moved up, our Alberta Advantage has widened considerably. Figure 3 provides a basis for estimating the EBITDA likely to be earned from our Alberta business based on two inputs: the price of crude oil for the period and the average EBITDA margin earned by our competitors on the U.S. Gulf Coast.

In my view, high crude oil prices create an exceptional opportunity for our company. We should see returns, and hopefully equity multiples, much more like specialty chemical companies than the discounted multiples currently being applied to commodity chemical companies.

Styrenics — Turnaround Underway

In the past, the quality of NOVA Chemicals' ethylene and polyethylene business has often been masked by our very poor Styrenics business. Over the last two years we first created, then expanded a styrene and polystyrene joint venture with INEOS. The joint venture has led the industry in consolidating assets, taking 8% of capacity out of the European polystyrene market and 5% out of the U.S. polystyrene market.

The joint venture also acquired the rights to Sterling Chemicals' styrene production which was subsequently shut down permanently in the fourth quarter of 2007. This action has eliminated 11% of North American styrene capacity and 3% of global capacity from the market. Other styrene and polystyrene capacity has also been idled, and most observers expect to see further capacity rationalization soon.

Analysts have often pointed to the high relative cost of benzene as a big part of the styrenics industry problem. Today, as a result of changing supply/demand balances, benzene-to-oil price ratios are down from abnormally high levels, and we believe they will stay down in the long-term historical range. Lower relative benzene costs means polystyrene is getting more and more competitive and is now at its best relative pricing in the last decade versus polypropylene, its most common substitute. The polypropylene market is four-times larger than the polystyrene market so a relatively modest volume shift out of polypropylene should make a big difference in demand growth for polystyrene.

It is clear to me that this business has nowhere to go but up. Our Styrenics unit results have improved by $120 million per year of EBITDA since 2005, and the joint venture is projected to be EBITDA positive in 2008 based on further cost reductions. The improvement to date has been achieved without much, if any, help from the market. We believe the fact that polystyrene is more competitive relative to other polymers will enable margins to improve at a faster rate than many expect. NOVA Chemicals' significant leverage to increases in polystyrene chain margins is shown in Figure 4.

Figure 4.



NOVA Chemicals' Leverage to Styrenics Improvements
EBITDA Improvement (millions of U.S. dollars)
Earnings per share improvement
$250
$200
$150
$100
$ 50
$ 0
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
1
2
4
6
8
10
12
Polystyrene Chain Margin Improvement (¢/lb)

See page 45 for the assumptions used to generate this chart.

In our Performance Styrenics unit, investments in facilities, technology, product development and talent have generated exciting opportunities for our company. This year should be the beginning of increasingly valuable returns on our work.

The risk-to-reward ratio for our Performance Styrenics portfolio is excellent. We have no need for significant capital investment and we are already at breakeven EBITDA levels. The business has big upside potential and I believe we have the talent in place that will deliver value — quickly.

"I remain convinced that the ethylene and polyethylene markets will continue to be strong and styrenics markets are likely to improve."

Looking Forward

As I look to 2008, with full appreciation of the possibilities for continued financial system distress and a resulting economic slowdown, I remain convinced that the ethylene and polyethylene markets will continue to be strong and styrenics markets are likely to improve. The chemical industry as a whole experienced a wave of consolidation activity in 2007 and many analysts expect that trend to continue in 2008.

I hope you will conclude, as I do, that if you are looking for an opportunity that takes full advantage of high crude oil cost expectations for the future, you will find NOVA Chemicals a uniquely valuable investment in just about any U.S. and global economic environment. We have an ethylene cost advantage over other producers, outside of older plants in the Middle East, unique polyethylene technology and a series of high-return polyethylene growth projects that will be completed in the next two years. In Styrenics, we have taken out costs and restructured our business into a joint venture that will take out even more costs in the near future. Those actions, and improving market conditions, could have a big positive impact on our returns.

I believe we should continue to outperform our North American peers by a wide margin and therefore, this is a very good time to invest in NOVA Chemicals. My colleagues and I feel very proud that our company set many performance records in 2007. We also fully appreciate that our fundamental objective is to turn outstanding performance into extraordinary value growth for our shareholders.

I would like to close with my personal thanks to Ted Newall who served our company admirably as Chairman of our Board of Directors for many years and retired in 2007. We all wish him well.



Jeffrey M. Lipton
Chief Executive Officer
February 7, 2008



WHY INVEST IN NCX NOW?

The business case for investing in NCX is a three-part story. Each of the three major components of our business offers a distinct and compelling investment opportunity.

- **Olefins/Polyolefins** is our largest operated business unit. It delivered exceptional earnings in 2007 and has tremendous upside potential in a high-cost crude oil environment.
- **Performance Styrenics** is a small business unit today, with exciting growth potential.
- **INEOS NOVA**, our styrenics joint venture, is leveraged to the styrenics industry turnaround that has already begun.

Olefins/Polyolefins

ACCELERATING EARNINGS POWER

Our Olefins/Polyolefins business delivered record performance in 2007 and positions the company for strong future earnings growth. High crude oil costs widen our significant cost advantage over U.S. Gulf Coast competitors.

The business is powered by the combination of globally competitive costs from our Alberta Advantage, our proprietary Advanced SCLAIRTECH™ and gas-phase polyethylene technologies and our modernized, low-cost Corunna, Ontario, flexi-cracker.

We are exploiting our advantaged position through high-return growth projects utilizing our existing ethylene capacity. We have expanded output from our Joffre, Alberta, polyethylene plants by 100 million pounds in 2007 and plan to add another 150 million pounds by early 2009 to meet growing demand. Projects are also underway to expand our Ontario region polyethylene capacity by up to 250 million pounds by the end of 2009.



SURPASS® film resins deliver value through both product performance and processing efficiencies, giving our customers an advantage in the marketplace. This value combination delivers higher margins versus commodity resins.


Corunna Facility
Toronto
Chicago
New York
Detroit

The expanded and modernized Corunna flexi-cracker exploits access to both North American and global feedstocks and end-use markets to deliver strong financial returns.

Corunna Olefins Adjusted EBITDA
(millions of U.S. dollars)


$200
$100
$0
2005
2006
2007


Advanced SCLAIRTECH Technology Resin Sales
(millions of pounds)
1000
750
500
250
0
Start up
Sold Out
Expansion to 1 Blbs
2001
2007
2009e

Since production started in 2001, higher value polyethylene resins from our Advanced SCLAIRTECH technology facility in Joffre, Alberta, have quickly been adopted for a wide range of applications. Superior product performance in critical areas such as toughness, puncture resistance and clarity enable our customers to successfully compete and grow in markets including food packaging, industrial storage and recreational equipment. This one-of-a-kind facility was sold-out in 2007. With capacity increases and product mix improvements, it will soon produce 1 billion pounds per year.

New, higher range for Alberta Advantage

The Alberta Advantage is the cornerstone of our long-term competitiveness and a key driver of our profitability. NOVA Chemicals' ethylene cash cost advantage over U.S. Gulf Coast producers averaged a record 17¢ per pound in 2007, well above the 7¢ per pound historical average. Soaring crude oil prices, which averaged $72 per barrel in 2007, led to record feedstock costs for U.S. Gulf Coast producers, while NOVA Chemicals' natural gas costs remained relatively steady, and our advantage expanded dramatically.



NOVA Chemicals' Joffre, Alberta, site capitalizes on the lowest cost of production in North America with sales in North America & Asia.


Higher Advantage Linked to High Crude Oil Prices
$/bbl
80
60
40
20
0
¢ per pound
20
15
10
5
0
1990-2005
2006
2007
Alberta Advantage
WTI Crude Oil
Source: Platt's

Our Alberta Advantage has strengthened to a new, higher range in parallel with high crude oil prices.


Global Ethylene Cash Costs
Cumulative Capacity Rank
Corunna
Joffre
Avg. Middle East propane
Avg. Middle East ethane
25%
50%
75%
100%
Europe
U.S.
Asia
Source: CMAI, based on 2007 energy prices ($72/bbl crude and $7/mmbtu gas)

NOVA Chemicals' Joffre, Alberta, site is the lowest cost ethylene facility in North America and is ranked in the top 25% of ethylene facilities worldwide, ahead of some Middle East producers.

RAMPING UP HIGH-MARGIN GROWTH

Performance Styrenics includes ARCEL® advanced foam resin, our expandable polystyrene (EPS) business and several downstream ventures that market EPS-based product and technology innovations around the world.

A large portion of our Performance Styrenics portfolio of premium products and ventures is built on the energy-efficiency benefits of EPS. Sustainability is a key business driver today, and our unique high-efficiency, energy-saving offerings help our customers reduce their costs and environmental impact.

We are now largely past the investment phase and are positioned for rapid revenue growth.



In the consumer electronics industry, product returns cost brand owners $10 billion annually. The protective properties of ARCEL resin enable customers to receive the product damage-free – and brand owners enjoy lower total costs and increased customer satisfaction.


Growth of ARCEL resin in flat-panel television packaging
Televisions (millions)
4
2
0
2005
2006
2007

The number of flat-panel televisions packaged in ARCEL resin has grown 280% in three years. Worldwide in 2007, more than four million plasma and LCD televisions were packaged in ARCEL resin.

Providing brand owners with a sustainable packaging solution

Packaging molded with ARCEL resin reduces the amount of foam cushioning needed to protect a product — ultimately reducing package size and related waste. This increases the shipping capacity of every container, truckload and pallet, translating into significant cost savings and the environmental benefit of lowering diesel fuel consumption by more than four million gallons per year.



Elemix™ Concrete Additive



accelE™ Composite Wall Systems



IMx™ Technology Cups

Ventures Snapshot

Products and Channel	Value	Opportunity
Elemix Concrete Additive • Direct to North American markets • Globally through partners	• Up to 25% lighter than traditional concrete • Superior durability with the same structural strength	• Global concrete production totals 1.6 billion cubic yards annually • Approximately 10 pounds of Elemix concrete additive per yard of ready-mix lightweight concrete
accelE Composite Wall Systems • Direct to North American markets through Accelerated Building Technologies	• Faster installation time • More cost effective and thermally efficient than traditional materials • Point contributor for the LEED® "Green Building" rating system	• U.S. market for light commercial and industrial construction 700 million square feet annually • Enables builders to meet rapidly growing demand for sustainable buildings while reducing overall costs
Structural Insulating Panels (SIPs) Insulating Concrete Forms (ICFs) • ICFs sold in Mexico through NOVIDESA • SIPs sold in Chile through NOVA Chile	• Excellent thermal insulation • Reduced construction time • Lower labor costs for builders	• Opportunity within residential construction market in Mexico and Chile approximately $750 million annually
IMx Technology Cups • Direct to North American markets • Licensing outside of North America	• Premium alternative to traditional paper cups for high-end coffee market • Superior thermal benefits eliminate wasteful paper sleeve or double cupping • Industry-leading graphics	• Global Market 400 billion cups annually • U.S. market 120 billion cups annually

INEOS NOVA

TURNAROUND
LEVERAGE

The global styrenics industry is consolidating rapidly. NOVA Chemicals is positioned to take full advantage of the expected upturn in profitability through INEOS NOVA, the expanded 50:50 joint venture between INEOS and NOVA Chemicals. The joint venture is the largest styrene/polystyrene manufacturer in North America and the largest polystyrene/EPS manufacturer in Europe. Since start-up in 2005, the existing European component of the new joint venture has delivered more than $80 million in annual synergies — ahead of schedule. The expanded joint venture, which now includes assets in North America, is targeting an additional $80 million in synergies per year.

INEOS NOVA Adjusted EBITDA[1]
(millions of U.S. dollars)


$ 50
$ 0
$ (50)
$ (100)
2005
2006
2007

(1) NOVA Chemicals' 50% share.

INEOS NOVA Synergies *(millions of U.S. dollars)*


$160
$ 80
$ 0
2006
2007
2008e
2009e
Europe
North America

Since the expanded joint venture was launched on October 1, 2007, INEOS NOVA has taken immediate action to lower costs, including the shutdown of two polystyrene plants which represent 5% of North American capacity. The joint venture also acquired the production rights to Sterling Chemicals' 1.7 billion pound Texas City styrene plant in the fourth quarter of 2007; Sterling Chemicals subsequently shut down the plant — eliminating 11% of North American capacity.



Styrenic polymers deliver cost-effective performance and processing advantages for demanding applications, such as refrigerator components.



Crystal polystyrene is specified for applications requiring low cost and high strength, such as single-use drinking cups and cutlery.



High-impact polystyrene provides a high-gloss finish and excellent impact strength for small appliance housings.

INEOS NOVA is the largest styrene producer in North America


26%
16%
15%
7%
20%
■ INEOS NOVA
□ Total/SABIC
■ Dow/Chevron Phillips
□ LyondellBasell
■ Shell Chemicals
□ Others (4 producers)
Source: CMAI



ZYLAR acrylic co-polymers deliver exceptional clarity and toughness for medical device applications.



The Bayport, Texas, plant has the largest styrene reactor in the world. All three INEOS NOVA styrene plants are in the top quartile globally in terms of scale. Larger scale leads to greater efficiencies and lower unit fixed costs.

Global Ranking of INEOS NOVA Styrene Reactors
(millions of pounds)


1700
850
0
Bayport, TX (#1)
Texas City, TX (#13)
Sarnia, ON (#25)
Source: CMAI

NOVA Chemicals At-A-Glance

We produce chemicals, polymers and plastic products that are essential to everyday life. The key components of our business are two operating units, Olefins/Polyolefins and Performance Styrenics, plus our 50% share of the INEOS NOVA joint venture.

	Olefins/Polyolefins	Performance Styrenics	INEOS NOVA Joint Venture
			
Snapshot	2007 Revenue: $4.5 billion • Products include: ethylene; linear low-density, low-density and high-density polyethylene; and chemical and energy co-products North American Rankings: Polyethylene #5 Ethylene #5	2007 revenue: $412 million • Products include: Performance Polymers and EPS focusing on differentiated protective packaging, insulation, construction and automotive applications • New ventures leveraging unique downstream plastics applications and technologies	2007 revenue: $3.8 billion[1] • Products include: styrene, polystyrene, EPS and acrylic co-polymers North American Rankings: Styrene/Polystyrene #1 European Rankings: Polystyrene/EPS #1
Strategy	• Leverage position as the world's lowest cost ethylene/polyethylene producer outside of Middle East • Market unique technology • Exploit low-cost Alberta Advantage by exporting to all major global markets	• Utilize strategic partnerships to increase speed-to-market and accelerate growth • Leverage energy efficiency of our products to meet sustainability driven demand • Capture value downstream through proprietary product design and innovative business models	• Maximize efficiency and returns from large, low-cost operations • Leverage leading positions and industry turnaround in North America and Europe
Outlook	• Future EBITDA growth from low-cost polyethylene expansions utilizing existing ethylene capacity • Ongoing margin growth of Advanced SCLAIRTECH Technology polyethylene • Continued profitable growth in export markets	• Development costs largely past – opportunity to capitalize • Rapid growth expected in 2008 • Sustainability driven demand accelerating	• Turnaround underway in Europe • Turnaround started in North America, expected to accelerate in 2008 • Ongoing global styrenics industry consolidation expected to continue

(1) Estimated revenue for total joint venture. NOVA Chemicals owns 50% of INEOS NOVA.

NOVA Chemicals Around The World



Operating Locations

The location of our production facilities provides manufacturing cost advantages, as well as logistical advantages serving our key markets. (NOVA Chile not shown)



Joint Venture Locations

INEOS NOVA, NOVIDESA and Accelerated Building Technologies' facilities are positioned in strategic locations in North America and Europe.



Technology Licensees

We license a variety of proprietary technologies, including SCLAIRTECH™ polyethylene technology, to leading manufacturers around the world.

Operating Location Capacities *(millions of pounds)*

Olefins/Polyolefins	Ethylene[1]	Co-products[2]	Standard Polyethylene	Advanced SCLAIRTECH Polyethylene
Joffre, AB	4800	830	1450	900
Corunna, ON	1850	4700		
Mooretown, ON			815	
St. Clair River, ON			410	
Total	6650	5530	2675	900

Performance Styrenics	Styrene	Expandable Polystyrene	Styrenic Performance Polymers[4]	Other Styrenic Polymers
Channelview, TX[3]	400			
Monaca, PA		285	158	32
Painesville, OH		85		
Total	400	370	158	32

(1) Ethylene and co-product capacities are dependent on feedstock mix.

(2) Co-products include energy co-products, such as vacuum gas oil and distillates, and chemical co-products, such as propylene, aromatics, crude C4 hydrocarbons, C5 dienes, dicyclopentadiene, C9 resin oils and hydrogen.

(3) Represents NOVA Chemicals' minority equity position in the LyondellBasell Channelview, Texas, facility.

(4) Styrenic Performance Polymers include ARCEL and DYLARK® resins. Total includes finishing capacities available at third-party toll manufacturers.

Corporate Social Responsibility

"We remain committed to continuous economic, social and environmental performance improvement. These elements are the foundation of our business and help us deliver on our commitments to our shareholders, customers and the communities where we live and work."

Chris Pappas, President and Chief Operating Officer

At NOVA Chemicals, we believe that a sustainable business is a profitable and socially responsible business.

- We focus on safety at all times
- We exhibit high standards of corporate social responsibility
- We create economic value for our stakeholders
- We act as good stewards of the environment and our natural resources
- Our products deliver benefits to society

Our approach to social responsibility is primarily implemented through Responsible Care®, a global chemical industry performance initiative that helps member companies continuously improve in the critical areas of health, safety, security and environmental protection.

Safety, Environment, Health, and Security

"NOVA Chemicals shows how a company can be truly guided by the Responsible Care ethic in all it does through leading-edge practices in product stewardship, process safety, protection of employees and the environment."

Brian Wastle, Vice President, Canadian Chemical Producers' Association

Safety: A key measurement of our Responsible Care performance is the safety of our operations for employees. In 2007, we had the best overall safety performance in our history. We reduced our "Total Recordable Case Rate" for the fifth straight year, and we reduced process fires to their lowest level since we started collecting data.

Employee Total Recordable Case Rate (TRCR)



2.0
1.5
1.0
0.5
0.0
2002 2003 2004 2005 2006 2007
NOVA Chemicals
American Chemistry Council Average

TRCR: The number of lost time and restricted work cases (where work routine is restricted due to a work related injury or illness) as a rate per 200,000 hours worked.

Process Fire Prevention Index (1998=1)



1.00
0.75
0.50
0.25
0.00
1999
2001
2003
2005
2007

NOVA Chemicals defines process fires as any fire or evidence of a flame (even those smaller than a candle flame). Preventing process fires reduces the risk of serious injuries and major equipment damage.

Environmental Protection: We believe that sound environmental stewardship and careful management of our natural resources are fundamental to a sustainable business. NOVA Chemicals is investing in energy-efficiency projects and reducing greenhouse gas (GHG) emissions at our manufacturing facilities. As a result of our approach, we anticipate an overall GHG emissions intensity reduction of 20% in the 2000-2010 time frame.

Product Stewardship: We work with our customers to manage the impact of our products throughout the product lifecycle. This process integrates health, safety and environmental safeguards as part of the development, manufacturing, handling and use of our chemical products, plastic resins and finished products.

Emergency Preparedness and Security: Each of our facilities is ready to respond to crisis situations in order to protect our workers, the community and the environment. We believe in proactive involvement and planning, and we continually re-evaluate and test our security systems through drills with local emergency responders.

Our Responsible Care Review provides a detailed overview of our programs and performance in the areas of environmental protection, product stewardship, health and safety, emergency preparedness and security. The report is available on our website at www.novachemicals.com.

Community Involvement

We are committed to maintaining open, long-term relationships with all of our stakeholders. As part of this commitment, we work to inform our communities about our operations and seek input about concerns through Community Advisory Panels, open houses, community forums and personal visits.

"NOVA Chemicals employs our students, funds our scholarships and provides leadership on our Board of Governors. Last year, NOVA Chemicals took a leadership position as the first private-sector company to invest in the Red Deer College Building Communities Through Learning Program."

Ron Woodward, President, Red Deer College, Red Deer, Alberta

We also invest in the well-being of our communities by lending a hand to organizations that positively impact the overall quality of life. These investments focus on education and research, health and community services, and arts programs.



Our employees are also involved – providing helping hands through the United Way Days of Caring and other outreach programs.

On average, we donate approximately 1% of our pre-tax profits in our communities. Our investment in the community is more than just monetary. We provide gifts-in-kind to support local community organizations, such as surplus computers and furniture.

Our operations create both direct and indirect employment and economic benefits; in 2007 the company paid $270 million in salary and wages in the communities where we operate.

Executive Leadership Team



Pictured from left to right.

Larry A. MacDonald
Senior Vice President and Chief Financial Officer

Christopher D. Pappas
President and Chief Operating Officer

Jeffrey M. Lipton
Chief Executive Officer

Jack S. Mustoe
Senior Vice President, Chief Legal Officer and Corporate Secretary

For more biographical information about the Executive Leadership Team and the Board of Directors, please visit www.novachemicals.com/governance.

Board of Directors



Pictured from left to right.

James Stanford, O.C.
Chairman of the Board — director since 1999
Mr. Stanford is President of Stanford Resource Management, Inc. and retired President, Chief Executive Officer and Director of Petro-Canada (1993-2000).

Arnold M. Ludwick
— director since 2000
Mr. Ludwick is the former President and CEO of Claridge Inc. and the former Vice President of the Seagram Company Limited.

Dr. Joanne V. Creighton
— director since 2001
Dr. Creighton is President and Professor of English of Mount Holyoke College in South Hadley, Massachusetts.

Jeffrey M. Lipton
— director since 1996
Mr. Lipton joined NOVA Corporation in 1994 as Senior Vice President and Chief Financial Officer. He was named President and Chief Operating Officer in December 1994. Mr. Lipton assumed his position as Chief Executive Officer of NOVA Chemicals at its start-up on July 1, 1998.

Christopher D. Pappas
— director since 2007
Mr. Pappas joined NOVA Chemicals as Senior Vice President, Styrenics in July 2000 and assumed his current role as President and Chief Operating Officer in January 2008.

L. Yves Fortier, C.C., Q.C.
— director since 1998
Mr. Fortier is Chairman and a senior partner of Ogilvy Renault, Barristers and Solicitors, Montréal, Québec.

Jacques Bougie, O.C.
— director since 2001
Mr. Bougie is the former President and Chief Executive Officer of Alcan Inc.

Kerry L. Hawkins
— director since 1998
Mr. Hawkins retired from his position as President of Cargill Limited and Chief Executive Officer of Canadian Operations for Cargill in 2005.

Dr. F. Peter Boer
— director since 1991
Dr. Boer is President and Chief Executive Officer of Tiger Scientific Inc.

Jerald Blumberg
— director since 2000
Mr. Blumberg is a retired Executive Vice President of E.I. du Pont de Nemours and Company.

Robert E. Dineen, Jr.
— director since 1998
Mr. Dineen is of counsel at Shearman & Sterling, LLP Attorneys-at-Law, New York, New York, having previously served as a partner of the firm since 1974.

Corporate Governance

The Board of Directors is responsible for the overall stewardship of NOVA Chemicals, including overseeing the development of both our strategic direction and policy framework. The Board is also responsible for the corporate governance of NOVA Chemicals and primarily discharges its responsibilities through its four committees. In 2007, NOVA Chemicals' Board of Directors held eleven meetings. NOVA Chemicals' Executive Leadership Team works under the supervision of the Board to ensure corporate governance issues are appropriately addressed.

All directors, officers and employees of NOVA Chemicals must act in accordance with NOVA Chemicals' Business Conduct Policy, which can be accessed on NOVA Chemicals' website at www.novachemicals.com.

The four committees of the Board have been delegated responsibility for select NOVA Chemicals' corporate governance responsibilities. These committees are the Audit, Finance and Risk Committee, the Corporate Governance Committee, the Human Resources Committee and the Public Policy and Responsible Care Committee.

Audit, Finance and Risk Committee: Members of the committee, all of whom are independent for purposes of applicable corporate governance rules, are: Messrs. Hawkins (Chairman), Bougie, Dineen, and Ludwick. In 2007, the Audit, Finance and Risk Committee held eight meetings.

Corporate Governance Committee: Members of the committee are: Messrs. Stanford (Chairman), Blumberg, Dineen and Fortier. In 2007, the Corporate Governance Committee held three meetings.

Human Resources Committee: Members of the committee are: Mr. Blumberg (Chairman), Drs. Boer and Creighton and Mr. Hawkins. In 2007, the Human Resources Committee held four meetings.

Public Policy and Responsible Care Committee: Members of the committee are: Dr. Boer (Chairman) and Messrs. Bougie, Fortier and Ludwick and Dr. Creighton. In 2007, the Public Policy and Responsible Care Committee held three meetings.

The mandate for each committee is available on NOVA Chemicals' website at www.novachemicals.com/governance.

Disclosure Regarding Forward-Looking Information

This Annual Report contains forward-looking information with respect to NOVA Chemicals. By its nature, forward-looking information requires us to make assumptions and is subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that our assumptions may not be correct and that actual results may vary from the forward-looking information. Forward-looking information for the time periods beyond 2008 involves longer-term assumptions and estimates than forward-looking information for 2008 and is consequently subject to greater uncertainty. We caution readers of this Annual Report not to place undue reliance on our forward-looking information as a number of factors could cause actual results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking information.

The words "believe," "expect," "plan," "intend," "estimate," or "anticipate" and similar expressions, as well as future or conditional verbs such as "will," "should," "would," and "could" often identify forward-looking information. Specific forward-looking information contained in this Annual Report includes, among others, statements regarding: our expected financial performance in future periods; our beliefs about investing in our stock and that the company is built for success in a high-cost energy environment; our beliefs about and expectations for our Olefins/Polyolefins business unit, including our belief that this business unit has tremendous upside potential in a high-cost energy environment, our expectation that this business unit may have a sustained period of strong earnings, our expectation that ethylene/polyethylene markets conditions will remain strong through at least 2009, our beliefs about future oil and natural gas prices and that our Alberta Advantage has entered a new, higher range that will exceed the long-term average for the foreseeable future, our beliefs about and expectations for our Advanced SCLAIRTECH technology polyethylene business, including our expectation that volumes will continue to grow and margins will be more stable throughout the industry cycle, our expectations with respect to the timing, costs and amounts of polyethylene capacity expansions and modernization projects at our Alberta and Ontario facilities, and our beliefs about expansion of ethane extraction capabilities in Alberta, including our expectations concerning the potential production capacities of the proposed development of an ethane extraction plant with Aux Sable Canada Ltd. and our expectations concerning our letter of intent with Williams Energy Canada to evaluate off-gas streams from the Alberta oil sands to extract ethane; our beliefs and expectations regarding our Performance Styrenics business unit, including our expectation that this business unit will become a meaningful contributor to our revenue and earnings by the end of 2008, our beliefs about our styrenic polymer Performance Products and the advantages they can provide for our customers, our belief that our styrenic polymer Performance Products can earn significant margins over standard products, and our plans for and expectations of our downstream businesses and ventures, including our belief that we are past the investment phase with respect to these businesses and ventures and they are positioned for revenue growth; our beliefs and expectations concerning our expanded joint venture with INEOS, including the target of $80 million in additional per year synergies, and our beliefs regarding the joint venture's future actions; our expectations with respect to the global styrenics industry and our belief that there are improving market fundamentals that will lead to increased operating rates and restored profitability; our beliefs about INEOS NOVA's leverage to improvements in industry profitability and how that will impact our earnings; our beliefs about lower Canadian corporate tax rates; our competitive advantages; and ability to compete successfully; and general economic conditions.

With respect to forward-looking information contained in this Annual Report, we have made material assumptions regarding, among other things: future oil, natural gas, natural gas liquids and benzene prices; our ability to obtain raw materials; our ability to market products successfully to our anticipated customers; the impact of increasing competition; corporate tax rates; capacity additions; global GDP growth; and our ability to obtain financing on acceptable terms. Some of our assumptions are based upon internal estimates and analyses of current market conditions and trends, management plans and strategies, economic conditions and other factors and are necessarily subject to risks and uncertainties inherent in projecting future conditions and results.

Some of the risks that could affect our future results and could cause results to differ materially from those expressed in our forward-looking information include: commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; terms and availability of financing; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; our ability to implement our business strategy; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; the impact of competition; changes in customer demand, including customer acceptance of our higher value polyethylene manufactured using Advanced SCLAIRTECH technology and our styrenic polymer Performance Products; changes in, or the introduction of new laws and regulations relating to our business, including environmental, competition and employment laws; loss of the services of any of our executive officers; uncertainties associated with the North American, South American, European and Asian economies; terrorist attacks; severe weather and other risks detailed from time to time in our publicly filed disclosure documents and securities commission reports.

Our forward-looking information is expressly qualified in its entirety by this cautionary statement. In addition, the forward-looking information is made only as of the date of this Annual Report, and except as required by applicable law, we undertake no obligation to update publicly this forward-looking information to reflect new information, subsequent events or otherwise.

2007 Financial Review Table of Contents

Management's Discussion & Analysis

The following Management's Discussion and Analysis (MD&A) should be read in conjunction with the information contained in the Consolidated Financial Statements and the notes thereto starting on page 67. This MD&A is based upon financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). These accounting principles are different in some respects from those generally accepted in the United States, and the significant differences are described in Note 21 to the Consolidated Financial Statements. References may be made to several non-GAAP measures throughout this MD&A. These measures are discussed in Supplemental Measures on page 54. This MD&A is the responsibility of management. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit, Finance and Risk Committee comprised exclusively of independent directors. The Audit, Finance and Risk Committee reviews this disclosure and recommends its approval by the Board of Directors. This MD&A was prepared as of Feb. 7, 2008.

All references in this Annual Report, including the MD&A to "NOVA Chemicals," the "Company," "we," "us," and similar terms refer to NOVA Chemicals Corporation alone or together with its consolidated subsidiaries and affiliates, depending on the context in which such terms are used. All amounts are presented in U.S. dollars unless otherwise noted.

NOVA Chemicals — A Plastics and Chemical Company

NOVA Chemicals is a plastics and chemical company whose products are used in a wide variety of applications, including food and electronics packaging, industrial materials, appliances and a variety of consumer goods.

The Company operates two business units and holds a 50% interest in a major joint venture with INEOS Group Limited (INEOS), called INEOS NOVA.

BUSINESS UNITS

- **Olefins/Polyolefins** manufactures and sells ethylene, polyethylene (PE) and chemical and energy co-products.
- **Performance Styrenics** manufactures and sells expandable polystyrene (EPS) in North America and higher-value styrenic Performance Polymers. This business unit also has interests in EPS-based downstream ventures and businesses for end-use consumer and industrial applications.

INEOS NOVA

- **INEOS NOVA** is a 50:50 joint venture between NOVA Chemicals and INEOS that manufactures and sells styrene, solid polystyrene (SPS) and EPS.

  Until Sep. 30, 2007, NOVA Chemicals operated a commodity styrenics business unit known as STYRENIX, which manufactured and sold styrene and SPS in North America. It also manufactured and sold SPS and EPS in Europe through NOVA Innovene, its 50:50 joint venture with INEOS.

  On Oct. 1 2007, NOVA Chemicals and INEOS expanded their European joint venture to include the North American styrene and SPS businesses of both companies. NOVA Chemicals no longer reports the results of its STYRENIX business unit but rather its interest in INEOS NOVA. This MD&A includes discussion and analysis of INEOS NOVA's results of operations and outlook, and the styrenics market due to the Company's significant investment in INEOS NOVA.

Figure 1. NOVA Chemicals' business structure.

NOVA Chemicals		**INEOS NOVA**
Olefins/Polyolefins	Performance Styrenics	
Ethylene	ARCEL® and DYLARK® resins	North American Styrene and SPS
Polyethylene	EPS-based Business Ventures	European SPS and EPS
Co-Products	North American EPS	SPS-based Specialty Polymers
	Styrene Equity Position	

Key Drivers of Financial Performance

NOVA Chemicals' earnings and cash flow are primarily influenced by the margins earned on the products it manufactures. Margin is the difference between the selling price of products and the direct cost to produce and distribute them. Margins for companies in the plastics and chemical industry are driven by the supply/demand balance and tend to be cyclical.

SUPPLY/DEMAND BALANCE — THE KEY DRIVER OF PROFITABILITY

The supply/demand balance, as measured by industry operating rates, is generally the best indicator of profitability in the plastics and chemical industry. During peak conditions, when operating rates tend to be high, prices and margins tend to increase as customers attempt to secure scarce supply to meet their production needs. Conversely, during trough conditions, which tend to occur when operating rates are low, margins tend to decrease since there is ample supply to meet customer demand.

NOVA Chemicals' low-cost position provides for enhanced earnings leverage during the peak of the commodity business cycle.

PLASTICS AND CHEMICAL INDUSTRY EARNINGS ARE CYCLICAL

By its nature, profitability in the plastics and chemical industry is cyclical. Demand growth is driven by economic growth, which is relatively consistent over time. In contrast, new product supply grows in large increments through the construction of large new plants, which generally require significant capital and lead-time of four to six years to complete.

As industry operating rates increase, prices and producers' margins tend to increase. Extended periods of profitability encourage new investment in plants to serve growing demand. New supply added in excess of demand growth causes industry operating rates and profitability to decline. Periods of reduced profitability deter investment in new plants and force high-cost, unprofitable producers to rationalize capacity. Continued demand growth and lack of new investment lead to tightening capacity utilization and a return to increased profitability. This alternating pattern of supply surplus and shortage creates the earnings cycles that are typical in commodity industries.

PRICE, VOLUME AND COST INFLUENCE PROFITABILITY

Price is driven by feedstock costs

Pricing for NOVA Chemicals' polymer and chemical products is based on the amount its customers are willing to pay for its products compared to similar available or competing products. Prices can change rapidly as a result of feedstock costs and fluctuations in the supply/demand balance. While feedstock costs heavily influence the price of NOVA Chemicals' products, margins drive profitability.

Volume is driven by economic growth

Sales volumes for plastics and chemical products are most heavily influenced by economic growth, a key driver of demand. Sales volumes may also be influenced by short-term changes in customer buying patterns which are driven primarily by expectations of price volatility. Anticipation of higher prices or limited product availability can motivate customers to purchase beyond short-term needs and build inventories. Conversely, expectations of lower prices can motivate customers to delay purchases and consume inventories. These short-term buying patterns can create quarterly earnings volatility for plastics and chemical producers and are not necessarily representative of longer-term profitability.

Costs — feedstock cost advantage is critical to sustained profitability

Feedstock costs are the single largest component of NOVA Chemicals' costs and account for 70-80% of the total cost of its products. NOVA Chemicals' primary feedstocks include ethane, crude oil, propane, butane and condensates, while INEOS NOVA's primary feedstocks are benzene and ethylene. Feedstock costs heavily influence the price of NOVA Chemicals' products, and in recent years, feedstock cost volatility has led to rapid changes in product prices. Since feedstock costs represent the most significant portion of total production costs, a feedstock cost advantage, like NOVA Chemicals' Alberta Advantage, can lead to enhanced profitability relative to industry peers and is the key to sustainable profitability throughout the cycle.

The remaining 20-30% of total cost of the Company's products consist of variable conversion costs and fixed costs such as: plant operating and distribution costs; selling, general and administrative costs (SG&A); and research and development costs (R&D). SG&A costs represent all direct and most indirect expenses incurred in directing and managing the Company. R&D costs relate to technical activities that support the development and commercialization of new products, technologies and applications.

NOVA Chemicals' Earnings Sensitivities

The following table illustrates how changes in various factors could affect NOVA Chemicals' profitability, assuming all other factors are held constant. Changes in the opposite direction would have the opposite effect.

Potential Impact to NOVA Chemicals' Profitability of:

	(billions of pounds)	(millions of U.S. $)		
(as of Jan. 1, 2008)	Annual Production Capacity[1]	Annual Before-Tax Income Increase	Annual After-Tax Income Increase[2]	Annual Earnings Per Share Increase[3]
Increase of U.S. 1¢ per pound in profit margin				
Ethylene[4]	5.0	$50	$35	$0.42
PE	3.6	36	25	0.30
Styrene[5]	1.9	19	19	0.23
SPS[5]	1.9	19	19	0.23
EPS[6]	0.4	4	4	0.04
Decrease in natural gas cost by U.S. 10¢ per mmbtu[7]	—	11	8	0.10
Decrease in benzene cost by U.S. 10¢ per gallon[5]	—	20	20	0.30
Decrease in Canadian dollar of 1¢ vs. U.S. dollar[8]	—	11	7	0.08

(1) Estimate based on current production capacity assuming 100% utilization.

(2) Assumes 31% corporate tax rate, except for styrene, SPS, and EPS which are not subject to taxes due to use of net operating loss carry forwards. See Note 15 on page 97.

(3) Based on 83.5 million shares.

(4) Excludes 1.6 billion pounds ethylene capacity that is subject to toll and margin-sharing agreements.

(5) Represents NOVA Chemicals' 50% share of INEOS NOVA's production.

(6) NOVA Chemicals' North American EPS production.

(7) Natural gas cost includes gas purchased for ethane extraction and gas consumed as fuel at production sites.

(8) Represents impact to fixed costs and depreciation related to changes in the Canadian dollar.

2007 Financial Overview

NOVA Chemicals' Highlights

(millions of U.S. dollars, except per share amounts and where noted)	2007	2006	2005
Total assets	$4,836	$4,077	$5,178
Total long-term liabilities	$2,315	$2,350	$2,623
Revenue	$6,732	$6,519	$5,616
Adjusted EBITDA[2]			
Olefins/Polyolefins			
Joffre Olefins	$ 588	$ 587	$ 340
Corunna Olefins	209	93	79
Polyethylene	196	141	234
Eliminations	(18)	(4)	13
Total Olefins/Polyolefins	975	817	666
Performance Styrenics	(5)	(17)	7
INEOS NOVA Joint Venture[1]	17	(43)	(102)
Corporate	(102)	(153)	(110)
Adjusted EBITDA[2]	885	604	461
Operating income (loss)[2]	$ 553	(680)	3
Net income (loss)	$ 347	$ (703)	$ (101)
Net income (loss) per common share			
Basic	$ 4.19	$ (8.52)	$ (1.22)
Diluted	$ 4.16	$ (8.52)	$ (1.22)
Dividends per share (in Canadian dollars)	$ 0.40	$ 0.40	$ 0.40
Weighted-average common shares outstanding (millions)			
Basic	83	83	83
Diluted	84	83	83

(1) On Oct. 1, 2007, NOVA Chemicals expanded its European joint venture to include NOVA Chemicals' STYRENIX and INEOS' North American styrenics businesses. As a result, NOVA Chemicals re-segmented its business and restated all prior periods accordingly. The 2007 annual INEOS NOVA joint venture's results are comprised of the results from the first nine months of the former NOVA Chemicals' STYRENIX business unit and NAS® and ZYLAR® resins (formerly included in Performance Styrenics), as well as NOVA Chemicals' 50% share of INEOS NOVA's results for the last three months of 2007.

(2) See Supplemental Measures on page 54.

Changes in NOVA Chemicals' Net Income (Loss)

(millions of U.S. dollars)	2007 vs. 2006	2006 vs. 2005[1]
Higher operating margin[2]	$278	$ 146
Lower (higher) research and development	1	(1)
Lower (higher) selling, general and administrative	2	(2)
Lower (higher) restructuring charges	899	(817)
Lower (higher) depreciation and amortization	53	(9)
Higher interest expense	(7)	(55)
Higher (lower) gains and losses	19	(7)
(Higher) lower income tax expense	(195)	143
Increase (decrease) in net income	$1,050	$(602)

(1) Restated — See Note 2 to the Consolidated Financial Statements.

(2) Operating margin equals Revenue less Feedstock and operating costs.

Consolidated Financial Results of Operations

2007 VERSUS 2006

Net Income was $347 million, or $4.16 per share diluted in 2007, compared to net loss of $703 million, or $8.52 per share loss in 2006. The Company's 2006 results were negatively impacted by a number of items totaling $847 million after-tax. In addition to lower restructuring changes in 2007, margins improved for ethylene and PE as industry price increases, driven by record industry feedstock costs, outpaced the Company's Alberta-based feedstock costs. In addition, costs were significantly lower as a result of restructuring activities.

NOVA Chemicals had several items impacting its 2007 results that roughly offset each other.

Items Impacting 2007 Results	After-tax impact (millions)
Restructuring	$(55)
Impact of stronger Canadian dollar	(25)
Canadian rail strike	(8)
Sale of Chesapeake, Virginia, facility and other land	14
Canadian federal tax rate reduction benefit and foreign tax settlement	78
Total Impact	$ 4

Revenue was $6,732 million in 2007, up from $6,519 million in 2006. Average prices for all of the Company's products increased in 2007, particularly in the second half of the year. In addition, PE sales volume set a new record due to strong demand in North American and global markets.

Feedstock and Operating Costs were $5,598 million in 2007, down from $5,663 million in 2006. Despite higher crude oil and benzene prices, the Company's total feedstock costs declined in 2007, due primarily to lower feedstock purchases by INEOS NOVA. While industry feedstock costs increased significantly, the Company's feedstock costs increased less in comparison due largely to its advantaged Alberta-based feedstock.

Depreciation and Amortization expense was $246 million in 2007, down from $299 million in 2006. Expenses were lower in 2007 due to NOVA Chemicals' STYRENIX asset write-down that occurred at the end of 2006. The impact of this reduction was partially offset by higher depreciation expense resulting from a stronger Canadian dollar.

Selling, General and Administrative expenses were $199 million in 2007, down slightly from $201 million in 2006. Costs were lower in 2007 as realized savings from cost-reduction efforts offset the increase in stock based compensation expense (net of the forward transactions) and profit sharing.

Research and Development expenses were $50 million in 2007, down slightly from $51 million in 2006.

Restructuring Charges were $86 million before-tax ($55 million after-tax) in 2007, down from $985 million before-tax ($861 million after-tax) in 2006. NOVA Chemicals has undertaken a series of restructuring actions, both alone and with its partner INEOS, to improve the cost structure of its styrenics business (see Note 13 on page 95 for details).

Interest Expense (Net) was $175 million in 2007, up from $168 million in 2006. The increase in interest expense is due to higher accounts receivable securitization balances, increased draws on the revolving credit facilities and higher interest rates during 2007 compared to 2006.

Other Gains were $20 million before-tax ($14 million after-tax) in 2007, up from $1 million before-tax in 2006. In 2007, NOVA Chemicals sold the previously shut-down Chesapeake, Virginia, facility and other incidental land.

Income Tax Expense (Recovery) was a $51 million expense in 2007, compared to a $144 million recovery in 2006. The year-over-year change was due to strong earnings in Canada in 2007, which lead to higher tax expense and the tax recovery related to the large write-down of STYRENIX assets in 2006 (see page 56 for details).

2006 VERSUS 2005

Net Loss in 2006 was $703 million, or $8.52 per share loss, due primarily to a number of items totaling $847 million after-tax. The largest of these items was a $772 million STYRENIX non-cash asset write-down (see page 56 for details). 2006 results compare to a net loss of $101 million, or $1.22 per share loss, in 2005.

Items Impacting 2006 Results	After-tax impact (millions)
Restructuring (including STYRENIX non-cash asset write-down)	$(861)
Corunna facility start-up delay	(25)
Mutual insurance company wind-up costs	(13)
Corunna facility outage (June)	(8)
Canadian tax-rate reduction benefit	60
Total impact	$(847)

Revenue was $6,519 million in 2006, up from $5,616 million in 2005. The increase was primarily due to higher sales volumes due to improved operations at the Company's manufacturing sites in 2006, as well as higher product selling prices. In 2005, a series of planned and unplanned outages of the Joffre and Corunna ethylene and PE plants limited production. Selling prices for NOVA Chemicals' products increased in 2006 as higher industry-wide feedstock costs and strong demand led to price increases.

Feedstock and Operating Costs were $5,663 million in 2006, up from $4,906 million in 2005. The increase was primarily due to higher feedstock consumption, driven by increased production at NOVA Chemicals' plants and higher crude oil and benzene prices in 2006.

Depreciation and Amortization expense was $299 million in 2006, up from $290 million in 2005. Expenses were higher in 2006 as the Company began to depreciate new assets installed as part of the Corunna ethylene flexi-cracker and Bayport, Texas, styrene modernization projects. Expenses were also higher in 2006 as the Company began to amortize the costs of the Corunna maintenance turnaround that occurred in late 2005.

Selling, General and Administrative expenses were $201 million in 2006, up slightly from $199 million in 2005. Despite higher expenses in 2006, the Company realized savings in the fourth quarter related to its restructuring and cost-reduction efforts.

Research and Development expenses were $51 million in 2006, up slightly from $50 million in 2005.

Restructuring Charges were $985 million before-tax ($861 million after-tax) in 2006, up from $168 million before-tax ($125 million after-tax) in 2005. NOVA Chemicals has undertaken a series of restructuring actions, both alone and with its joint venture partner INEOS, to improve the cost structure of its styrenics business. (See Note 13 on page 95 for details).

Interest Expense (Net) was $168 million in 2006, up from $113 million in 2005, due to higher average debt levels and higher interest rates.

Other Gains were $1 million in 2006, down from $8 million in 2005. The 2005 gains primarily relate to a tax settlement with the U.S. Internal Revenue Service.

Income Tax Recovery was $144 million recovery in 2006, up from $1 million recovery in 2005. The increased recovery is largely the result of the tax recovery related to the write-down of STYRENIX assets in 2006 (see page 56 for details).

Olefins/Polyolefins Business Unit

The Olefins/Polyolefins business unit produces and sells ethylene, PE resins and co-products from its two manufacturing centers located in Alberta and Ontario, Canada. The business is built on its significant and growing feedstock cost advantage in Alberta, world-scale and energy-efficient manufacturing facilities and proprietary Advanced SCLAIRTECH™ and gas-phase polyethylene technology.

The Olefins/Polyolefins business unit contains three reporting segments:

1) **Joffre Olefins,** which produces and sells ethylene and co-products and includes the Joffre, Alberta, site's three ethylene crackers.

2) **Corunna Olefins,** which produces and sells ethylene and co-products and includes the Corunna, Ontario, ethylene flexi-cracker.

3) **Polyethylene,** which produces and sells PE and includes both the Alberta and Ontario based PE assets. In addition, the Polyethylene segment licenses its proprietary process technology and catalysts.

Figure 2. Olefins/Polyolefins Business Unit Snapshot

Reporting Segment	Primary Products	Annual Capacity	Manufacturing Sites	Key Feedstocks
Joffre Olefins	Ethylene Co-products	4.8 Blbs 0.8 Blbs	Joffre, Alberta	Ethane
Corunna Olefins	Ethylene Co-products	1.85 Blbs 4.7 Blbs	Corunna, Ontario	Crude Oil Condensate Propane and Butane
Polyethylene	Low-density PE High-density PE Linear-low density PE Advanced SCLAIRTECH PE	3.6 Blbs	Joffre, Alberta Mooretown, Ontario St. Clair River, Ontario	Ethylene (internally supplied by Joffre/Corunna Olefins)

2007 OLEFINS/POLYOLEFINS HIGHLIGHTS

- Record Olefins/Polyolefins adjusted EBITDA of $975 million
- Record Alberta Advantage of 17¢ per pound
- Record PE sales volume of 3,375 million pounds, including a record 624 million pounds of export sales
- Record sales volume and adjusted EBITDA for PE produced using Advanced SCLAIRTECH technology
- Increased Joffre-based PE annual production capacity by 100 million pounds
- Announced intent to evaluate two separate projects to expand low cost ethane feedstock supply in Alberta

Market Overview

ETHYLENE is the most widely produced petrochemical in the world and is the primary feedstock used in the production of PE. It is a key building block for a variety of polymers and other chemicals used to manufacture products such as packaging, containers, films and construction products. Ethylene is primarily transported via pipeline and is regionally traded. Ethylene margins typically reach peak conditions when operating rates are at or above 90% of nameplate capacity.

POLYETHYLENE is used to produce consumer end-use applications, such as packaging film, plastic bags, toys and bottles, and is the most widely used plastic material in the world. Industrial applications include storage drums, industrial wrap, retail packaging and building products. PE resin is globally traded with established merchant markets. PE margins typically reach peak conditions when operating rates exceed 90% of nameplate capacity.

CO-PRODUCTS are produced in the ethylene manufacturing process and can be grouped into two categories: chemical co-products and energy co-products. Chemical co-products include propylene, benzene and butadiene - building blocks that are used to make items such as tires, carpet and clothing fibers, and household goods. Energy co-products include gasoline blending components and fuel oil. The profitability of co-products depends on energy prices and the supply/demand balance for each co-product. The choice of ethylene feedstock mix determines the type and volume of co-products manufactured.

Business Overview

NOVA Chemicals' largest-volume product is ethylene, which is the key feedstock for the production of PE. The Company produces ethylene and co-products at its Joffre, Alberta, and Corunna, Ontario, manufacturing complexes. These sites are large, energy-efficient and among the lowest-cost in the world.

JOFFRE OLEFINS produces and sells ethylene and co-products and includes three world-scale ethylene crackers in Joffre, Alberta, where NOVA Chemicals operates the largest ethylene and PE complex in the world. NOVA Chemicals' share of production capacity from the Joffre crackers, which excludes Dow Chemical Company's 50% interest in the Ethylene 3 (E3) cracker, is 4.8 billion pounds per year and represents approximately 75% of the Company's total nameplate ethylene production capacity. Approximately half of NOVA Chemicals' production capacity at Joffre supports internal PE production, while the remainder is sold to third parties. The Joffre crackers have the capacity to produce approximately 830 million pounds per year of ethylene co-products such as hydrogen, propylene, and C4 and C5 hydrocarbons.

The primary feedstock of the Joffre ethylene crackers is ethane, which is extracted from natural gas by third-party straddle plant operators and delivered to the Joffre site via pipeline. The majority of ethane used at the Joffre site is extracted and delivered under medium- to long-term contracts. The Company can also directly purchase ethane and has the flexibility to use propane to meet a portion of its feedstock requirements when the economics are favorable.

ALBERTA ADVANTAGE — ETHYLENE PRODUCTION COST ADVANTAGE

The Joffre site enjoys an ethylene production cost advantage over similar U.S. Gulf Coast (USGC) ethylene plants, known as the "Alberta Advantage." This advantage is due to:

- **Structurally lower ethane costs** — Since there is no significant commercial market for ethane in Alberta, NOVA Chemicals buys natural gas, plus pays an extraction and delivery fee, to replace the energy content of the ethane removed from the gas stream. Therefore, its feedstock costs are directly linked to the natural gas price in Alberta. In comparison, its USGC peers pay a market price for ethane, which often sells at a substantial premium to the underlying natural gas value. Alberta's historically lower cost of natural gas, due to structural transportation differentials, and more efficient ethane extraction plant infrastructure compared to the USGC, also contribute to the Company's feedstock cost advantage.
- **Lower ethane-to-ethylene conversion costs** — The scale and efficiency of NOVA Chemicals' newer, larger ethylene crackers enable the Company to convert feedstocks to ethylene at a lower cost than its USGC peers.

The combination of these factors has historically yielded an average cash-cost advantage of 7¢ per pound of ethylene versus a typical USGC natural gas liquid (NGL)-based ethylene cracker.

Alberta Advantage enters a new, higher range

In 2007, NOVA Chemicals realized a record cash-cost advantage of 17¢ per pound of ethylene, exceeding the previous record of 11¢ per pound set in 2006. Strong demand for ethane on the USGC, coupled with record high crude oil prices, pushed USGC ethane prices to record levels. In comparison, Alberta ethane prices, which are linked to natural gas prices, remained stable for most of the year. The Alberta Advantage increased each quarter in 2007 and reached an all-time high of 27¢ per pound in the fourth quarter. Since the only major use for ethane is as a feedstock for production of ethylene, USGC ethane prices generally follow the prices of other ethylene feedstocks such as propane and naphtha, which closely follow crude oil prices. Figure 3 shows the strong link between USGC ethane prices and WTI crude oil. Figure 4 shows the strong correlation between the Alberta Advantage and WTI crude oil prices.

Figure 3.



Strong link between WTI crude oil prices and USGC ethane prices
Price
120
80
40
0
1999
2001
2003
2005
2007
■ WTI Crude Oil, $/bbl ■ USGC ethane, ¢/gal
Source: Platt's, Oil Price Information Service

Figure 4.



Alberta Advantage versus WTI Crude Oil
Alberta Advantage, ¢ per lb
40
30
20
10
0
50
60
70
80
90
100
WTI Crude Oil, $/bbl
Source: Platt's

While this ethylene cost advantage will continue to fluctuate from year to year, NOVA Chemicals expects that the structural advantages associated with the lower cost of ethane feedstock in Alberta and the efficiency gained from its large-scale Joffre facility are sustainable. The Company believes that the Alberta Advantage has entered a new, higher range that will exceed the long term average for the foreseeable future due to the:

- Continued strong link between crude oil prices and USGC ethane costs.
- Likelihood that WTI crude oil prices will remain well above historical averages.
- Prospect of stable North American natural gas prices due to start-up of new gas pipelines and new liquefied natural gas (LNG) import capacity.

Future Ethane Feedstock Supply
In 2007, NOVA Chemicals announced it was evaluating opportunities to expand the supply of advantaged ethane feedstock in Alberta.

NOVA Chemicals reached an agreement with Williams to evaluate processing current and future off-gas streams from the Alberta oil sands to extract ethane for use in the Company's Joffre, Alberta, facility. Under the terms of the agreement, Williams would modify the existing oil sands off-gas liquids fractionation facility near Redwater, Alberta, to enable extraction of ethane and ethylene. Development of this project is progressing well. This facility is expected to produce up to 20,000 barrels per day of ethane and begin operating as early as 2011.

NOVA Chemicals and Aux Sable Canada Ltd. are exploring alternatives for the removal of ethane from the Alliance Pipeline.

CORUNNA OLEFINS produces and sells ethylene and co-products that result from the manufacture of ethylene and processing of crude oil and other feedstocks. The Corunna ethylene flexi-cracker has annual production capacity of 1.85 billion pounds of ethylene and 4.7 billion pounds of co-products following the recent completion of an expansion and modernization project. Most of Corunna's ethylene production is consumed by NOVA Chemicals' PE plants and INEOS NOVA's styrene monomer plant in Sarnia, Ontario, while the majority of its co-products are sold to third parties.

Corunna Flexi-cracker's Advantages
The Corunna facility has three distinct advantages relative to typical USGC naphtha based crackers:

1) Access to a diverse range of feedstock types from various geographies

2) Flexibility to process a wide range of feedstock types

3) Access to end-use markets

The facility's location in the Sarnia, Ontario, region gives it access to a large variety of feedstocks from both local and global sources. The Corunna facility can access NGLs such as propane and butane from local producers, Western Canada or the United States. The Corunna facility can also access crude oil and condensates from North America and overseas via marine transportation and pipelines.

Corunna's manufacturing assets have the flexibility to process a large range of feedstocks and produce diverse chemical and energy co-products. NOVA Chemicals is able to quickly adjust Corunna's feedstock slate between crude oil, crude oil derivatives and NGLs to maximize margins as market conditions fluctuate. Corunna's crude oil processing unit allows NOVA Chemicals, unlike most of its peers, to purchase crude oil and produce its own naphtha when it is economically favorable to do so - while most producers must purchase naphtha at market prices. Finally, Corunna's location in the heart of major markets for both the U.S. and Canada greatly reduces freight costs and delivery times to customers.

POLYETHYLENE produces and sells linear low-density polyethylene (LLDPE), low-density polyethylene (LDPE) and high-density polyethylene (HDPE).

NOVA Chemicals has approximately 3.6 billion pounds of annual PE production capacity from its Mooretown and St. Clair River sites in Ontario and its two units in Joffre, Alberta. During 2007, the Company increased the capacity of its two Joffre PE plants by 50 million pounds each, for a total of 100 million pounds, with minimal capital investment.

Advanced SCLAIRTECH technology enables production of differentiated PE

One of the Joffre PE plants — PE2 — utilizes Advanced SCLAIRTECH technology to manufacture and sell higher value SURPASS® and SCLAIR® PE resins. SURPASS resins deliver a unique combination of properties not found in traditional PE resins and are used in film applications, such as food packaging; injection molding applications, such as ice cream containers and packaging lids; and rotational molding applications, such as dumpsters and industrial storage containers. SCLAIR resins are used in a variety of flexible packaging applications.

NOVA Chemicals is one of only three PE companies worldwide with independent, patented process and single-site catalyst technologies which enable the Company to produce differentiated higher-value PE resins on a commercial scale. Made with patented Advanced SCLAIRTECH technology and proprietary single-site catalysts, NOVA Chemicals' octene co-polymer resins deliver enhanced value to customers because of their performance attributes and processing benefits. They therefore are expected to generate higher, more sustainable margins throughout the chemical industry cycle.

In 2007, NOVA Chemicals sold 885 million pounds of PE produced using Advanced SCLAIRTECH technology, selling out the Joffre PE2 unit's capacity. In response to the growing demand for resins made with Advanced SCLAIRTECH technology, NOVA Chemicals increased the annual capacity of the Joffre PE 2 plant by 50 million pounds in 2007. By early 2009, the Company plans to increase annual capacity by another 100 million pounds to a total of 1 billion pounds with minimal capital investment.

Figure 5.


Advanced SCLAIRTECH Technology PE Resin Sales
(millions of pounds)
1000
750
500
250
0
Start up
Sold Out
Expansion to 1 Blbs
2001
2007
2009e

PE exports — logistical advantage
NOVA Chemicals' PE is primarily sold into North American markets. The Company has also historically sold 10 - 15% of its total sales volume to China, other Asian countries and Europe. In 2007, NOVA Chemicals exported a record 624 million pounds, which represents 19% of its total PE sales. Higher international PE selling prices, driven by high global feedstock costs and strong demand, created significant export opportunities for North American producers.

NOVA Chemicals has a distinct advantage over its USGC peers when exporting PE to China through its packaging joint venture located in Tianjin, China. The Company ships bulk PE resin out of the Port of Vancouver to Tianjin where it is bagged for distribution to customers in China. The combination of efficient packaging operations and favorable bulk shipping rates from Vancouver allow the Company to enjoy a logistics advantage exporting to China compared to its USGC peers.

PE Technology Licensing — capturing value from proprietary technology
NOVA Chemicals licenses its proprietary SCLAIRTECH™ technology and NOVACAT™ family of catalysts. The Company's SCLAIRTECH technology is licensed for use in 11 plants around the world. In India, one of the fastest growing economies in the world, NOVA Chemicals' SCLAIRTECH technology is now used in nearly 40% of the country's total PE production.

Since Joffre's PE2 plant is now fully commercialized, NOVA Chemicals intends to license Advanced SCLAIRTECH technology.

NOVACAT catalysts are a series of advanced Ziegler-Natta catalysts designed specifically for gas-phase PE reactors that can produce butene and hexene LLDPE with improved performance characteristics and manufacturing economics.

Outlook for Olefins/Polyolefins Business Unit

NOVA Chemicals believes that there are several factors supporting a sustained period of strong earnings from Olefins/Polyolefins:

1. CONTINUED STRONG ETHYLENE/PE MARKET CONDITIONS THROUGH AT LEAST 2009
NOVA Chemicals expects global PE supply and demand balances to remain strong through at least 2009 based on the following expectations:

- Limited capacity additions in North America
- Continued delays in planned global PE capacity additions due to shortages of skilled labor, increased lead times for fabricated components, and increased costs
- Global GDP growth of 3.5% from 2008-2012 as forecasted by economic consultant *Global Insight*. The Chinese and Indian economies continue to register near double-digit growth rates for plastics and chemicals and the developed economies of the world continue to grow.

Figure 6.


100%
95%
90%
85%
80%
PE Industry Peak Threshold
Operating Rate Forecast
1987
1992
1997
2002
2007
2012e

Global Polyethylene Operating Rate Forecast

Source: Global Insight - GDP forecast, Nexant Chemsystems - historical PE operating rates, NOVA Chemicals - PE supply forecast.

Figure 6 (left) shows NOVA Chemicals' global PE operating rate forecast until 2012. This forecast includes NOVA Chemicals' view of new capacity additions and *Global Insight's* Feb. 14, 2008, global GDP forecast, which calls for a recession in the U.S. in the first half of 2008, and assumes that global PE demand grows at 1.5 times GDP. Even with a significant U.S. economic slowdown, the Company expects strong global PE operating rates through at least 2009.

2. ALBERTA ADVANTAGE IN A NEW, HIGHER RANGE

Record high crude oil prices, strong demand for USGC ethane and moderate North American natural gas prices contributed to the record Alberta Advantage in 2007. Continued high crude oil prices are expected to continue to support high USGC ethane prices. In contrast, continued high natural gas inventories in North America along with the start-up of new natural gas pipelines and increased LNG import capacity would support moderate natural gas prices. Continued dislocation of natural gas prices relative to crude oil prices would likely lead to a sustained Alberta Advantage that is well above the historical average of 7¢ per pound.

3. NOVA CHEMICALS' FAST PAYBACK PE DEBOTTLENECK OPPORTUNITIES

In 2007, NOVA Chemicals increased the production capacity of its two Joffre-based PE plants by a total of 100 million pounds and has announced plans to further expand capacity by another 150 million pounds (50 million pounds at the gas-phase PE plant and 100 million pounds at the Advanced SCLAIRTECH PE plant) by early 2009 with minimal capital investment.

In January 2008, the Company also announced plans for a series of modernization and expansion projects at its two PE sites in the Sarnia, Ontario, region. These projects are expected to increase annual capacity by up to 250 million pounds, improve reliability, and upgrade the product slate at these sites. These projects, which will be implemented in stages in 2008 and 2009, are expected to cost a total of $80 million and should have approximately a two-year payback.

4. LOWER CANADIAN CORPORATE TAX RATES

In 2007, the Canadian federal government announced a series of reductions to the corporate income tax rate. In combination with similar tax rate reductions enacted in 2006, NOVA Chemicals' corporate tax rate is expected to drop from 33.1% in 2007 to 26% in 2012. Since the Olefins/Polyolefins business results are predominantly taxed at the Canadian federal rate, lower tax rates will translate Olefins/Polyolefins results into higher earnings for NOVA Chemicals.

Olefins/Polyolefins Financial Highlights

(millions of U.S. dollars, except as noted)	2007	2006	2005
Revenue			
Joffre Olefins[1]	$ 1,803	$ 1,744	$ 1,704
Corunna Olefins[1]	2,075	1,997	1,430
Polyethylene[1]	2,022	1,922	1,628
Eliminations	(1,367)	(1,382)	(1,176)
	$ 4,533	$ 4,281	$ 3,586
Adjusted EBITDA[2]			
Joffre Olefins	$ 588	$ 587	$ 340
Corunna Olefins	209	93	79
Polyethylene	196	141	234
Eliminations[3]	(18)	(4)	12
	$ 975	$ 817	$ 665
Operating income[2]			
Joffre Olefins	$ 531	$ 537	$ 290
Corunna Olefins	144	36	30
Polyethylene	127	75	172
Eliminations[3]	(18)	(4)	12
	$ 784	$ 644	$ 504
Polyethylene Sales Volumes (millions of pounds)			
Advanced SCLAIRTECH resins[4]	885	854	730
All other polyethylene resins	2,490	2,385	2,111
	3,375	3,239	2,841

(1) Before inter-segment eliminations between the business units.

(2) See Supplemental Measures on page 54.

(3) Represents inter-segment profit eliminations.

(4) PE resins produced using Advanced SCLAIRTECH technology at the Joffre site, including SCLAIR and SURPASS resins.

Olefins/Polyolefins Operating Highlights

	2007				Annual		
(U.S. dollars per pound, except where noted)	Q1	Q2	Q3	Q4	2007	2006	2005
Benchmark Principal Product Prices:[1]							
Ethylene[2]	$ 0.40	$ 0.45	$ 0.50	$ 0.60	$ 0.49	$ 0.48	$ 0.44
PE — linear low-density butene liner[3]	$ 0.56	$ 0.62	$ 0.67	$ 0.75	$ 0.65	$ 0.65	$ 0.60
PE — weighted-average benchmark[4]	$ 0.58	$ 0.64	$ 0.70	$ 0.77	$ 0.68	$ 0.67	$ 0.63
Benchmark Raw Material Prices:[1]							
AECO natural gas (dollars per mmBTU)[5]	$ 6.32	$ 6.43	$ 4.96	$ 6.26	$ 5.99	$ 5.75	$ 7.25
NYMEX natural Gas (dollars per mmBTU)[6]	$ 6.96	$ 7.56	$ 6.13	$ 7.03	$ 6.92	$ 7.26	$ 8.55
WTI Crude Oil (dollars per barrel)[7]	$58.27	$65.03	$75.38	$90.68	$72.34	$66.21	$56.56

(1) Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other chemical company.

(2) Source: Chemical Market Associates, Inc. (CMAI) - USGC Net Transaction Price.

(3) LLDPE butene liner. Source: Townsend Polymer Services Information (TPSI).

(4) Prices weighted according to NOVA Chemicals' sales volume mix in North America. Source for benchmark prices: TPSI.

(5) Source: Canadian Gas Price Reporter, weighted-average daily spot gas prices, values in millions of British Thermal Units (mmBTU).

(6) Source: NYMEX Henry Hub 3-Day Average Close, values in mmBTU.

(7) Source: NYMEX WTI daily spot-settled price average for calendar month.

Discussion of Financial Results

In 2007, the Olefins/Polyolefins business unit delivered record results due to a record Alberta Advantage, strong domestic PE demand and record PE exports. The business delivered record results despite the sharp increase in the Canadian dollar which increased 17% compared to the U.S. dollar since the end of 2006.

JOFFRE OLEFINS, 2007 VERSUS 2006

Revenue was $1,803 million in 2007, up from $1,744 million in 2006. Total ethylene sales were 2% higher in 2007 compared to 2006 due to stronger merchant ethylene demand and higher internal consumption of ethylene for Joffre PE production. In addition, average selling prices for ethylene and co-products, which were 2% higher in 2007.

Feedstocks and Operating Costs were $1,205 million in 2007, up from $1,143 million in 2006. Costs increased in 2007 due to higher Alberta natural gas prices, which were 3% higher in 2007, and stronger consumption of feedstocks to support higher ethylene sales. In addition, costs were negatively impacted by the appreciation of the Canadian dollar in 2007.

In 2007, NOVA Chemicals realized an average cash-cost advantage of 17¢ per pound of ethylene versus its USGC peers, the highest in Company history. The Alberta Advantage increased from 11¢ per pound in 2006, as strong demand for ethane on the USGC, coupled with high crude oil prices, pushed USGC ethane prices to record levels. Alberta ethane costs, which closely track natural gas prices, remained stable for most of the year.

Adjusted EBITDA was a record $588 million in 2007, up slightly from $587 million in 2006. Margins in 2007 remained at a similar high level to 2006 as stronger revenue offset the impact of higher feedstock costs and a stronger Canadian dollar. The expansion of the Alberta Advantage, which was primarily due to higher USGC feedstock costs, enabled NOVA Chemicals to maintain margins while industry margins declined.

JOFFRE OLEFINS, 2006 VERSUS 2005

Revenue was $1,744 million in 2006, up from $1,704 million in 2005. Revenue increased as higher ethylene and co-product selling prices in 2006, which were 6% higher in 2006, more than offset lower sales volumes, which were 4% lower in 2006. Sales volumes were lower due to slightly weaker demand from third-party ethylene customers.

Feedstocks and Operating Costs were $1,143 million in 2006, down from $1,353 million in 2005 due primarily to lower Alberta natural gas prices, which were 21% lower in 2006 compared to 2005.

In 2006, NOVA Chemicals' Alberta Advantage averaged 11¢ per pound of ethylene, the highest in Company history at the time, compared to 6¢ per pound in 2005. The Alberta Advantage increased from 2005 as strong demand for ethane on the USGC, coupled with high energy prices, pushed USGC ethane prices to near-record levels. Alberta ethane costs, which closely track natural gas prices, remained stable for most of the year.

Adjusted EBITDA was $587 million in 2006, up significantly from $340 million in 2005. The year-over-year improvement is due to lower feedstock costs and higher ethylene selling prices.

CORUNNA OLEFINS, 2007 VERSUS 2006

Revenue was $2,075 million in 2007, up from $1,997 million in 2006. The year-over-year improvement was due primarily to increased ethylene sales, which were 9% higher in 2007 due to stronger internal demand for ethylene. Co-product revenue in 2007 was down slightly compared to 2006. Higher selling prices for energy and chemical co-products, which rose in response to higher WTI crude oil prices, mostly offset the impact of lower energy co-product sales.

Feedstocks and Operating Costs were $1,856 million in 2007, down slightly from $1,885 million in 2006. Costs in 2007 were lower, despite higher feedstock prices, primarily due to reduced feedstock purchases from lower energy co-products sales. The average WTI crude oil price was 9% higher in 2007 compared to 2006; however, NOVA Chemicals' crude oil costs increased 4% due to the flow through of costs. In addition, gains from the Company's feedstock purchasing program totaling $36 million in 2007 contributed to lower feedstock costs.

Adjusted EBITDA was $209 million in 2007, up from $93 million in 2006. The improvement was due primarily to higher selling prices for co-products which were 15% higher than 2006. Despite the sharp rise in industry crude oil costs in the second half of 2007, Corunna's crude oil costs in 2007 were only 4% higher than 2006 due to the flow through of costs. Gains from NOVA Chemicals' feedstock purchasing program minimized the year-over-year increase in feedstock costs and contributed to the adjusted EBITDA improvement.

CORUNNA OLEFINS, 2006 VERSUS 2005

Revenue was $1,997 million in 2006, up from $1,430 million in 2005 due to higher selling prices and sales volumes.

Compared to 2005, average ethylene selling prices were 18% higher in 2006, while energy and chemical co-product prices were 22% higher in 2006. Energy co-product prices were driven by higher crude oil prices in 2006, while chemical co-product prices were driven by higher propylene and butadiene prices.

Total sales volumes were approximately 16% higher in 2006 due to improved operations at the Corunna ethylene flexi-cracker. In 2005, the Corunna facility experienced an unplanned shutdown in the second quarter due to a power outage and a delayed re-start in the fourth quarter following the facility's expansion and modernization project.

Feedstocks and Operating Costs were $1,885 million in 2006, up from $1,334 million in 2005. Costs increased in 2006 due to higher feedstock prices and higher feedstock consumption driven by increased production at the Corunna flexi-cracker.

Adjusted EBITDA was $93 million in 2006, up from $79 million in 2005. The year-over-year improvement was due primarily to higher average selling prices and sales volumes which more than offset higher feedstock and operating costs.

POLYETHYLENE, 2007 VERSUS 2006

Revenue was $2,022 million in 2007, up from $1,922 million in 2006. The year-over-year improvement was primarily due to higher PE sales volume. PE sales volumes in 2007 were a record 3,375 million pounds, up 4% compared to 2006 due to record PE exports and sales of PE manufactured using Advanced SCLAIRTECH technology and solid domestic demand for standard resins.

International sales volumes rose 48% to 624 million pounds in 2007 compared to 423 million pounds in 2006. International sales represented approximately 19% of total PE sales volume in 2007, up from 13% in 2006 as strong international PE pricing, driven by higher global production costs and robust demand, supported profitable export opportunities.

Sales of PE manufactured using Advanced SCLAIRTECH technology totaled a record 885 million pounds in 2007, up from 854 million pounds in 2006. Sales increased due to continued market penetration of higher value products.

Feedstocks and Operating Costs were $1,772 million in 2007, up slightly from $1,747 million in 2006. Feedstock and operating costs were higher in 2007 as lower ethylene unit costs, which were 5% lower than 2006, were offset by higher PE sales volume, which required 4% more ethylene consumption. All of the ethylene feedstock consumed by the Polyethylene reporting segment is supplied by the Company's Joffre, Alberta and Corunna, Ontario, facilities.

Adjusted EBITDA in 2007 was $196 million, up from $141 million in 2006. The year-over-year improvement was due to higher PE sales volumes and increased margins, despite higher costs related to the stronger Canadian dollar.

POLYETHYLENE, 2006 VERSUS 2005

Revenue was $1,922 million in 2006 compared to $1,628 million in 2005. Revenue grew in 2006 due to increased sales volumes and higher average selling prices.

Sales volume was 14% higher in 2006 due to improved ethylene availability from both the Joffre and Corunna ethylene plants. In 2005, ethylene production at Joffre and Corunna was constrained due to a tornado that damaged third-party NGL extraction facilities in Alberta, as well as planned and unplanned outages at the Corunna flexi-cracker. In addition, average PE prices were 4% higher in 2006.

International sales volumes rose 6% to 423 million pounds in 2006 compared to 398 million pounds in 2005. International sales increased in 2006, representing 13% of total PE sales volume in 2006 versus 14% in 2005, as the Company pursued profitable export opportunities, particularly in the fourth quarter.

In 2006, sales of total PE made with Advanced SCLAIRTECH technology increased 17% to 854 million pounds which exceeded the plant's nameplate capacity.

Feedstocks and Operating Costs were $1,747 million in 2006, up from $1,360 million in 2005. Feedstock and operating costs rose in 2006 due to higher PE production and feedstock consumption and higher average prices for ethylene.

Adjusted EBITDA was $141 million in 2006, down from $234 million in 2005. The year-over-year decline was primarily due to higher feedstock costs, which more than offset higher PE revenue.

Performance Styrenics Business Unit

Performance Styrenics is a growing business unit that produces unique styrenic Performance Polymers and standard EPS, and has a portfolio of EPS-based downstream ventures and businesses that aim to create and capture value beyond the sale of EPS resin. Specifically, the Performance Styrenics unit contains the following:

- **ARCEL and DYLARK Performance Polymers**
- **North American EPS**
- **EPS-based downstream ventures:** Elemix™ concrete additive, IMx™ technology, NOVA Chile EPS molding operations, and joint venture interests in Accelerated Building Technologies and NOVIDESA.

BUSINESS OVERVIEW

Performance Styrenics' portfolio of products and ventures applies proprietary technology to the energy-efficiency benefits of EPS to help customers reduce their costs and environmental impact (see Figure 7). For example, several of the ventures' building and construction products enable builders to create structures that have higher energy efficiency than traditional homes, in less time and using fewer skilled workers. Performance Polymers like ARCEL resins can reduce the amount of protective packaging used which leads to lower packaging and logistics costs and reduced packaging waste. These benefits are especially important in a high-energy cost and sustainability driven environment. As a result, NOVA Chemicals' premium-products can earn higher margins over standard, non-differentiated products.

Styrenic Performance Polymers are used in protective packaging, automotive interiors, food packaging and consumer goods. The products created by the EPS-based downstream ventures are used in premium beverage applications as well as in the building and construction industry. Standard EPS resins are used in the production of packaging for food and consumer products and in insulation for the building and construction industry.

Currently, sales of standard EPS resins account for the majority of Performance Styrenics' revenue. As a result, profitability of the business unit is dependent on the cyclical supply/demand balance for EPS. As sales from Styrenic Performance Polymers and the downstream business ventures grow, Performance Styrenics offers the prospect of enhanced earnings stability throughout the chemical cycle.

Figure 7. EPS Technology Value Chain


PACKAGING
BUILDING AND CONSTRUCTION
EPS
Protective & Insulated Packaging
Cups and Containers
ARCEL Resin - Protective Packaging
IMx Technology Cups
NOVA Chile - Fish & Fruit Packaging
Accelerated Building Technologies
Elemix Concrete Additive
Insulated Concrete Forms
Structural Insulating Panels

STYRENE FEEDSTOCK
Styrene is the primary feedstock for the production of NOVA Chemicals' EPS and styrenic Performance Polymers. NOVA Chemicals' minority interest in LyondellBasell's Chemical Company's Channelview, Texas, propylene oxide/styrene monomer (PO/SM) facility supplies 400 million pounds per year of cost-competitive styrene to the Performance Styrenics business unit, meeting virtually all of its styrene requirements.

EXPANDABLE POLYSTYRENE
NOVA Chemicals has the capacity to produce 370 million pounds per year of standard EPS at its production facilities in Monaca (Beaver Valley), Pennsylvania, and Painesville, Ohio. NOVA Chemicals' downstream businesses and ventures build on the foundation of EPS resin technology to create new consumer and industrial applications that deliver enhanced value.

STYRENIC PERFORMANCE POLYMERS
NOVA Chemicals has annual production capacity of approximately 160 million pounds for styrenic Performance Polymers, which are manufactured at its Beaver Valley facility and through tolling agreements with outside manufacturing partners. Approximately 105 million pounds per year of ZYLAR and NAS Performance Polymers capacity was transferred to the INEOS NOVA joint venture that commenced operations on Oct.1, 2007.

ARCEL resin is a performance resin that is molded into foam for protective packaging and used by producers of damage-sensitive goods such as electronics, appliances, and furniture. Packaging made from ARCEL resin is resilient, tough and flexible and can reduce product breakage and returns. In addition, packaging made from ARCEL resin is compact, which reduces overall package size and packaging waste and decreases transportation and fuel consumption costs for finished goods, contributing to the sustainability goals of NOVA Chemicals' customers.

NOVA Chemicals has annual ARCEL resin production capacity of 70 million pounds between NOVA Chemicals' Beaver Valley, PA, facility and the ARCEL finishing plant in Ningbo, China. The finishing plant provides a local source of ARCEL resin in Asia and is operated under a long-term strategic partnership with Loyal Chemical Industrial Corporation.

DYLARK resins are used in automotive applications, such as soft instrument panels, structural consoles, roof-mounted LCD video supports and interior trim. DYLARK resins are specified for their temperature resistance, stiffness and strength, lot-to-lot consistency and exceptional foam adhesion.

DOWNSTREAM VENTURES USE EPS TECHNOLOGY TO CAPTURE VALUE
NOVA Chemicals' Performance Styrenics business unit has a portfolio of downstream ventures that seek to capture value beyond the manufacturing and sale of plastic resins. The ventures are based on the attributes of EPS which offers energy-efficiency and insulating benefits to customers looking for superior product performance and enhanced sustainability.

Through strategic relationships with downstream partners, NOVA Chemicals plans to leverage its intellectual property and market expertise to earn royalty revenue and create pull-through sales of the Company's standard polymers and Performance Polymers. This combination of technology licensing and sales of finished products is expected to generate and sustain profits throughout the chemical industry cycle. Descriptions of the key ventures and 2007 business activities follow:

- **Elemix Concrete Additive** contains proprietary polymeric spheres that have been specially formulated for use in concrete. By distributing uniformly in concrete, Elemix additive provides lighter weight concrete and enhanced durability in structural and non-structural concrete applications. Structures built with lightweight concrete made with Elemix additive require less supporting structural steel and offer superior insulating properties compared to traditional concrete. NOVA Chemicals recorded its first sale of Elemix additive in 2007.
- **Accelerated Building Technologies** is a 50:50 joint venture between NOVA Chemicals and Dietrich Metal Framing, a Worthington Industries company. This joint venture develops and manufactures durable, energy-saving, composite wall systems under the trademark accelE™ for residential, commercial and light industrial use. These systems combine the insulating and lightweight characteristics of EPS with the strength of light-gauge steel framing. The joint venture commercialized its first product in 2007. Its products have successfully passed key structural and environmental performance testing that have allowed it to make initial sales in each of its target segments: residential, commercial and light industrial.

- **Insulating Concrete Forms (ICFs)** are molded EPS forms that can be interlocked and filled with concrete to become the foundations and walls of structures such as residential homes. Structures built with ICFs are more energy-efficient and require less maintenance than traditional buildings. ICF structures can better withstand damage caused by hurricanes and earthquakes and are easy to assemble, potentially reducing both construction time and labor costs. Currently, ICFs are produced and marketed in North and South America through NOVIDESA, in the U.S. through toll manufacturers, and in Chile through NOVA Chile.

- **NOVIDESA** is a 50:50 joint venture formed by NOVA Chemicals and Grupo IDESA, that produces and sells building systems such as ICFs and steel-reinforced EPS partition wall panels and decking that target the rapidly growing Mexican construction market. The joint venture also sells EPS in Mexico. During 2007 NOVIDESA doubled its sales of building and construction systems from 2006.

- **NOVA Chile** is fully owned by NOVA Chemicals and operates two EPS molding plants in Quilicura and El Tepual, Chile, which mold products for local fish and produce packaging, housing and construction markets. NOVA Chile continues to grow and provide industry leading products to the Chilean construction market.

- **IMx technology for cups and containers** enables NOVA Chemicals to produce labeled cups in a single-step process. These cups combine the superb insulation properties of EPS with the outstanding graphics quality traditionally offered only by paper. The Company is pursuing both direct sales of cups and containers, as well as technology licensing opportunities. During 2007, NOVA Chemicals signed a licensing agreement with the exclusive provider of hot beverage cups to a globally recognized quick-service restaurant chain in Singapore and also with a leading consumer products company in Europe for ice cream containers.

- **LRM Industries** is a 50:50 joint venture with Envirokare Composite Corp. that plans to commercialize TPF ThermoPlastic Flowforming™ technology, an emerging process technology for low pressure, fully automated molding of long-fiber reinforced thermoplastic and unreinforced thermoplastic large structural parts. During 2007, LRM commercialized its Sheetless ThermoForming™ process technology, which is a proprietary, one-step, low-cost process for producing conventional single-sheet thermoformed parts.

Outlook for Performance Styrenics Business Unit

In 2007, NOVA Chemicals continued to make progress growing its Performance Styrenics business unit. NOVA Chemicals believes that its Performance Styrenics business unit now has the infrastructure, intellectual property, and organization in place to deliver a return on the investment made over the last few years. Each of the ventures recorded revenue during the year while ARCEL resins continued to gain acceptance as a superior packaging material for high-end consumer electronics. NOVA Chemicals also took steps to reduce annual costs in its standard EPS business by $8 million during the year. While Performance Styrenics business unit results improved measurably in 2007, it did not meet the Company's aggressive growth expectations.

In 2008, NOVA Chemicals plans to continue to drive improvements in its standard EPS business and accelerate sales of ARCEL resin. In addition, the Company will continue to develop its downstream business ventures and expects that by the end of 2008, Performance Styrenics will become a meaningful contributor to NOVA Chemicals' revenue and earnings.

Performance Styrenics Financial Highlights(1)

(millions of U.S. dollars, except where noted)	2007	2006	2005
Revenue	$412	$385	$363
Adjusted EBITDA(2)	$ (5)	$ (17)	$ 7
Operating loss(2)	$ (30)	$ (29)	$ (5)
Sales volumes(3) (millions of pounds)	418	415	365

(1) ZYLAR and NAS resin assets that were formerly included in NOVA Chemicals' Performance Styrenics segment were contributed to INEOS NOVA on Oct. 1, 2007. The results for these resins are now included in the INEOS NOVA joint venture's results. Prior period results have been revised to reflect this change.

(2) See Supplemental Measures on page 54.

(3) Third-party sales.

Performance Styrenics Operating Highlights

(U.S. dollars per pound)	2007 Q1	2007 Q2	2007 Q3	2007 Q4	Annual 2007	Annual 2006	Annual 2005
Benchmark Raw Material Prices:[1]							
Styrene[2]	$0.65	$0.71	$0.68	$0.69	$0.68	$0.65	0.63

(1) Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company

(2) Source: CMAI Contract Market.

Discussion of Financial Results

2007 VERSUS 2006

Revenue in 2007 was $412 million up from $385 million in 2006. The improvement was due to higher sales volume of EPS and higher selling prices, particularly for EPS and DYLARK resins. EPS sales volumes were 13% higher in 2007 due to stronger domestic demand in the construction market.

Feedstocks and Operating Costs in 2007 were $380 million, up from $363 million in 2006. Costs were higher in 2007 primarily due to the 6% increase in styrene, which more than offset lower operating costs as a result of NOVA Chemicals' restructuring activities.

Adjusted EBITDA in 2007 was a $5 million loss, an improvement from the $17 million loss in 2006. Margins expanded in 2007 as increased selling prices more than offset higher styrene input costs. The impact of restructuring activities in 2007 also contributed to the year-over-year improvement.

2006 VERSUS 2005

Revenue in 2006 was $385 million, up from $363 million in 2005. Stronger EPS sales and continued acceptance of Styrenic Performance Polymers led to a 6% increase in sales volume compared to 2005. This impact was partially offset by lower average EPS prices.

Feedstocks and Operating Costs were $363 million in 2006, up from $314 million in 2005. Higher feedstock consumption, due to higher sales volume, and higher styrene costs contributed to the year-over-year increase in costs.

Adjusted EBITDA in 2006 was a $17 million loss, compared to a $7 million profit in 2005. The year-over-year decline was due to higher development costs, higher styrene feedstock costs, and lower EPS selling prices which more than offset higher sales volumes.

INEOS NOVA Joint Venture

On Oct. 1, 2007, NOVA Chemicals and INEOS expanded their 50:50 European joint venture to include the North American styrene and SPS businesses of both companies. INEOS NOVA is headquartered in Joliet, Illinois, and includes:

- SPS and EPS assets in Europe (previously part of the NOVA Innovene joint venture).
- NOVA Chemicals' North American styrene and SPS assets (previously in its STYRENIX business unit) and NAS and ZYLAR performance resins (previously in its Performance Styrenics business unit).
- INEOS' North American styrene and SPS assets and its line of specialty polymers.

MARKET OVERVIEW

Styrene is a globally-traded commodity and a key feedstock in the production of styrenic polymers, such as SPS and EPS. Polystyrene is used to make products such as electronics packaging, small appliances, construction components and food packaging. While SPS and EPS resin production accounts for approximately 60% of global styrene demand, styrene is also used in other styrenic polymers such as ABS, synthetic rubber and unsaturated polyesters.

Margins in the styrene and SPS industries are primarily driven by supply/demand dynamics. Styrene is the supply bottleneck in the styrenics chain and therefore the key indicator of supply/demand tightness for both styrene and SPS. Operating rates in excess of 92% for styrene generally lead to margin expansion.

BUSINESS OVERVIEW

INEOS NOVA is the largest combined styrene/SPS producer in North America and SPS/EPS producer in Europe.

Figure 8. INEOS NOVA production profile

	Capacity (billions of pounds)			Capacity Rank		
	North America	Europe	Global	North America	Europe	Global
Styrene	3.7	—	3.7	1	—	5
SPS	1.6	1.2	2.8	3	2	2
EPS	—	0.9	0.9	—	1	4

Styrene. INEOS NOVA can produce approximately 3.7 billion pounds of styrene from its three production sites in Bayport and Texas City, Texas, and Sarnia, Ontario. The majority of styrene production is consumed internally to manufacture styrenic polymers, with the balance sold to third parties.

The primary raw materials for the production of styrene are benzene and ethylene. INEOS NOVA has entered into long-term supply agreements with NOVA Chemicals and INEOS to supply virtually all of its ethylene and a portion of its benzene feedstock requirements. The balance of feedstocks is obtained through purchases in the open market.

While INEOS NOVA has roughly the same capacity to consume styrene as it does to produce it, the joint venture has a long styrene position in North America and a short position in Europe. To achieve a more balanced global styrene position, the joint venture engages in transatlantic swap arrangements with other producers and merchant sales.

SPS/EPS. INEOS NOVA has the capacity to produce approximately 1.6 billion pounds per year of SPS from its three production sites in North America and 2.1 billion pounds per year of SPS and EPS from its five sites in Europe. Styrene feedstock is supplied from INEOS NOVA's production facilities, swap agreements and third-party merchant contracts.

Profitability Improvement Potential

Profitability in the global styrenics industry has been poor in the last several years, primarily due to the over supply of styrene and relatively high cost of benzene feedstock. However, the Company believes that the efficiency enhancing actions taken by INEOS NOVA and others in the industry, coupled with steady demand growth will raise operating rates and restore industry profitability.

RAPID COST REDUCTION

Since its inception in October 2005, the INEOS NOVA European joint venture has aggressively reduced costs through asset rationalizations, reductions in corporate overhead expenses and operating synergies. In 2007, the joint venture achieved annual cost-savings of $82 million in Europe, double the original target. The newly expanded joint venture is expected to build upon the success of the European joint venture and is initially targeting $80 million per year of additional cost reductions and EBITDA improvement. The benefit of these cost reductions is shared equally between NOVA Chemicals and INEOS.

Within the first 60 days of expanded operation in North America, INEOS NOVA announced its plan to close the Montreal, Quebec, and Belpre, Ohio, SPS facilities and shift production to its more efficient sites. The combined annual capacity of these facilities is 340 million pounds which represents 5% of North American capacity. Both of these sites have stopped production as of Jan. 17, 2008. INEOS NOVA expects that these actions will yield $14 million per year in synergies.

In November 2007, INEOS NOVA acquired the exclusive production rights to Sterling Chemicals' styrene facility in Texas City, Texas. The $60 million cost of the transaction was fully funded by INEOS NOVA from cash on-hand. Sterling's styrene facility has 1.7 billion pounds of annual production capacity, which represents approximately 11% of North American capacity and 3% of global capacity.

INEOS NOVA nominated zero production from the Sterling asset for December 2007 which prompted Sterling Chemicals to announce its intention to exit the styrenics business and exercise its right to permanently shut down and decommission the Texas City styrene facility. NOVA Chemicals expects the impact from the Sterling deal will contribute to INEOS NOVA's stated $80 million annual synergy target.

IMPROVING STYRENICS MARKET FUNDAMENTALS

In addition to benefiting from its own cost reduction and consolidation activities, NOVA Chemicals believes that INEOS NOVA is well positioned to benefit from an improvement in industry fundamentals. The activity of other global styrenics producers, further industry consolidation and relatively few global capacity additions between 2008 and 2011 could improve the health of the traditionally oversupplied industry by raising operating rates, reducing costs and restoring margins.

In addition, moderating relative costs of benzene, the key feedstock required in the SPS value chain, could allow producers to recapture demand that had been lost to competing polymers and materials, such as polypropylene (PP) for some applications.

Figure 9 shows that the price of benzene relative to the price of WTI crude oil. Since the feedstocks of competing polymers such as PP tend to be derived from crude oil, this ratio generally provides a good indication of the feedstock cost pressures facing each polymer. At the end of 2007, benzene prices relative to crude oil were below the historical range and significantly below the record highs in 2004.

As a result, SPS pricing has become more competitive relative to PP, and as of the end of 2007, was at its lowest level in the last ten years, as shown in Figure 10. Continued competitive pricing of SPS could lead to demand substitution and improved SPS demand growth. Since the PP market is four times the size of the SPS market, even a small shift in applications from PP could have a significant positive impact to SPS demand growth.

Figure 9.


Benzene as a % WTI Crude Oil
400%
300%
200%
100%
1997
1999
2001
2003
2005
2007
% of WTI Crude Oil
Historical Range
Source: CMAI

Figure 10.


Polystyrene as a % of Polypropylene Price
175%
150%
125%
100%
75%
1997
1999
2001
2003
2005
2007
SPS as a % of PP
Historical Range
Source: CMAI

Significant Leverage to Market Improvements

In addition to INEOS NOVA, several global producers announced plans in 2007 for consolidation and efficiency generating asset rationalization. For example, Dow Chemical Company and Chevron Phillips Chemical Company announced a styrenics joint venture for North and South America. The BASF Chemical Company announced its intention to pursue strategic options for its styrenics business. Total Chemicals announced plans to consolidate its styrene capacity in Europe and Sterling Chemicals announced its exit from the styrene business.

NOVA Chemicals expects that the actions of INEOS NOVA and other global styrenics players will have a meaningful impact on operating rates and industry profitability. Due to INEOS NOVA's size and scale in the global styrenics market, it has significant leverage to improvements in industry profitability. For each one cent improvement in industry margins, NOVA Chemicals' share of the improvement is $19 million per year EBITDA which translates to $0.23 per share as shown in Figure 11. This assumes production capacity is sold-out and no taxes are incurred due to the use of tax loss carry forwards.

Figure 11.


NOVA Chemicals' Leverage to Styrenics Improvements
EBITDA Improvement, $M
Earnings per share improvement
250
200
150
100
50
0
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
1
2
4
6
8
10
12
Polystyrene Chain Margin Improvement (¢/lb)

INEOS NOVA Joint Venture Financial Highlights[1]

(millions of U.S. dollars, except where noted)	2007	2006	2005
Revenue	$2,092	$2,186	$1,937
Adjusted EBITDA[2]	$ 17	$ (43)	$ (102)
Operating loss[2]	$ (4)	$ (149)	$ (211)
Sales Volumes (millions of pounds)	2,929	3,351	3,444

(1) Results represent NOVA Chemicals' 50% share of INEOS NOVA. The 2007 annual INEOS NOVA joint venture's results are comprised of: (a) results from the first nine months of NOVA Chemicals' former STYRENIX business unit, (b) NAS and ZYLAR resins (formerly included in Performance Styrenics) and (c) NOVA Chemicals' 50% share of INEOS NOVA's results for the last three months of 2007.

(2) See Supplemental Measures on page 54.

INEOS NOVA Joint Venture Operating Highlights

	2007				Annual		
(U.S. dollars per pound, except where noted)	Q1	Q2	Q3	Q4	2007	2006	2005
Benchmark principal product prices:[1]							
Styrene[2]	$0.65	$0.71	$0.68	$0.69	$0.68	$0.65	$0.63
SPS[3]							
North America	$0.94	$0.99	$0.98	$1.00	$0.98	$0.89	$0.86
Europe	$0.76	$0.83	$0.82	$0.83	$0.81	$0.68	$0.65
Benchmark raw material prices:[1]							
Benzene (dollars per gallon)[2]	$3.53	$3.95	$3.55	$3.44	$3.62	$3.26	$2.90

(1) Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.

(2) Source: CMAI Contract Market.

(3) Source for benchmark prices: CMAI.

Discussion of Financial Results

2007 VERSUS 2006

Revenue was $2,092 in 2007, down from $2,186 in 2006. The year-over-year decrease was due to higher selling prices for styrene and SPS, which were more than offset by the impact of lower sales volumes. North American average styrene and SPS prices increased by 5% to 10%; respectively, due primarily to higher benzene feedstock costs. In addition, European SPS prices increased by 19% in 2007, in part due to higher feedstock costs.

Total sales volumes were 13% lower in 2007 than in 2006, due in part to a lack of styrene export opportunities in the fourth quarter of 2007. The combination of higher styrene prices in North America in the fourth quarter, due to sharply higher ethylene feedstock costs, and lower styrene prices in Asia resulted in few profitable export opportunities. In contrast, North American styrene producers exported significant volumes to Asia in the fourth quarter of 2006 due to attractive economics.

Feedstock and Operating Costs were $2,031 million, down from $2,183 million in 2006. The year-over-year decrease in feedstock costs was due to lower feedstock purchases from lower sales volume.

Adjusted EBITDA was $17 million in 2007, compared to a loss of $43 million in 2006. The year-over-year improvement was primarily due to restructuring activities taken in North America and Europe. Since the middle of 2006 the following cost-reduction actions were taken: closure of the Chesapeake, Virginia, Carrington, UK, and Berre, France, polystyrene sites, expiration of a long styrene supply contract, and continued cost reductions in Europe.

INEOS NOVA is initially targeting $80 million per year of additional cost reductions and EBITDA improvements. The joint venture has announced a series of actions that will contribute to this synergy target. The impact of these synergies will be realized starting in 2008.

2006 VERSUS 2005

Revenue was $2,186 in 2006, up from $1,937 in 2005. The year-over-year improvement was due primarily to higher selling prices which more than offset the impact of lower sales volumes. North American styrene and PS prices were each higher by 3% and European SPS and EPS selling prices were 5% and 17% higher, respectively. Producers were able to increase selling prices due to higher benzene and ethylene feedstock costs. In addition, tighter European EPS market conditions lead to price increases which expanded margins.

Feedstock and Operating Costs were $2,183 in 2006, up from $1,994 million in 2005. The year-over-year increase was due primarily to increased feedstock costs. Industry benzene prices were 12% higher in 2006, while ethylene prices were 9% higher.

Adjusted EBITDA was a loss of $43 million in 2006, an improvement from the loss of $102 million in 2005. The improvement was due to restructuring activities taken in North America and Europe. In the second half of 2006, the Chesapeake, Virginia, Carrington, UK, and Berre, France, polystyrene sites were closed. Fixed costs were also removed as a result of other restructuring activities. In addition, stronger market conditions in Europe lead to increased margins, particularly for EPS.

Corporate Adjusted EBITDA and Other Items

A listing of before-tax corporate and other items for the periods presented is as follows:

(millions of U.S. dollars)	2007	2006	2005
Corporate operating costs	$ (100)	$ (108)	$(139)
Stock-based compensation and profit sharing	(52)	6	38
Forward transactions on stock-based compensation	16	(20)	(15)
Mark-to-market feedstock derivatives	21	(20)	12
Restructuring charges	(86)	(985)	(168)
Insurance credit (charge)	4	(19)	(22)
Tax settlement	—	—	8
	$(197)	$(1,146)	$(286)
Add back:			
Corporate depreciation	9	8	8
Restructuring charges	86	985	168
Adjusted EBITDA[1]	$(102)	$ (153)	$(110)

(1) See Supplemental Measures on page 54.

Corporate Operating Costs

Beginning with the first quarter of 2007, NOVA Chemicals ceased allocating interest, income taxes and corporate operating costs to the business segments. Prior period results have been revised to reflect this change. Corporate operating costs include corporate depreciation.

2007 VERSUS 2006

Corporate operating costs were $100 million in 2007 compared to $108 million in 2006, a decrease of $8 million primarily due to one-time lower employee retirement accruals.

2006 VERSUS 2005

Corporate operating costs were $108 million in 2006 compared to $139 million in 2005, a decrease of $31 million due to a significant decrease in Selling, general and administrative expense in conjunction with restructuring activities in 2006.

Stock-Based Compensation, Forward Transactions and Profit Sharing

NOVA Chemicals has two cash-settled, stock-based incentive compensation plans that are marked to market with changes in the value of its common stock price. In November 2005, NOVA Chemicals entered into forward transactions in order to hedge the portion of its stock-based compensation, which is subject to quarterly mark-to-market accounting adjustments. The forward transactions are cash-settled at the end of a three-year term (November 2008), or at any time prior to that at the option of NOVA Chemicals, based on the difference between NOVA Chemicals' common stock price and the execution price plus accrued interest.

The transactions effectively give NOVA Chemicals the same economic effect as if it had borrowed money, purchased NOVA Chemicals' common shares and held them as assets. The average execution price was $37.56 on approximately 3.6 million shares, which approximates the number of outstanding shares related to the stock-based compensation units as of November 2005. As NOVA Chemicals' stock price changes, the mark-to-market impact related to the stock-based compensation liability is largely neutralized by the mark-to-market impact related to the forward contracts.

Stock based compensation also includes the amount expensed related to the fair value of stock options earned by employees. Additionally, NOVA Chemicals has a profit sharing program that is available to most employees and is based on the achievement of shareholder return on equity targets.

Stock based compensation and profit sharing expenses net of forward transactions were $36 million in 2007, $22 million higher than 2006. The year-over-year increase was due to increased profit sharing of $12 million, due to record profitability and $10 million due to the impact of adopting EIC 162, *Stock Based Compensation for Employees Eligible to Retire Before Vesting Date*, which accelerated recognition of compensation costs for stock options granted to employees eligible for retirement. Under former standards this charge would have been expensed evenly over a three-year period.

Mark-to-Market Feedstock Derivatives

NOVA Chemicals maintains a derivative program to manage risk associated with feedstock purchases. The gain or loss resulting from changes in the market value of these derivatives is recorded through earnings each period. Beginning in the first quarter of 2006, NOVA Chemicals began classifying mark-to-market adjustments on feedstock derivative positions as corporate items, as they are non-cash items and are not relevant in measuring business performance. Previously, these amounts were allocated to the business units. Prior periods have been restated. Once positions are realized, any income effects are recorded in business results.

The mark-to-market impact to earnings was $21 million in 2007 versus a $20 million loss in 2006. The $41 million improvement was a result of increases in forward propane and butane prices relative to crude oil and the number of feedstock positions put in place.

The mark-to-market impact to earnings was a $20 million loss in 2006 versus a $12 million gain in 2005. The $32 million decline was a result of the unfavorable difference between the forecasted and actual relationship of liquefied petroleum gas (LPG) markers to WTI crude oil prices for the period hedged.

Restructuring Charges

2007

In 2007, NOVA Chemicals recorded total restructuring charges of $86 million ($55 million after-tax) related to actions taken by INEOS NOVA, as well as NOVA Chemicals to reduce costs. During the fourth quarter of 2007, INEOS NOVA announced the planned closure of the Belpre, OH, and Montreal, Quebec, sites, resulting in restructuring charges of $38 million (NOVA Chemicals share) comprised of before-tax non-cash asset write-downs of $32 million and severance costs of $6 million.

During the fourth quarter of 2007, INEOS NOVA acquired the exclusive production rights from Sterling Chemical's Texas City, Texas, styrene plant and nominated zero production volume from that facility. Sterling Chemicals subsequently announced plans to permanently shut down the facility. As a result, NOVA Chemicals recorded a charge of $29 million, the Company's 50% share of the charge.

During 2007, NOVA Chemicals recorded a $7 million before-tax restructuring charge related to the elimination of approximately 90 positions in the United States and Europe. NOVA Chemicals also recorded $6 million before-tax charges for other restructuring actions to reduce costs.

INEOS NOVA had severance costs related to North American employees resulting in a $3 million before-tax charge for NOVA Chemicals' share of those costs.

NOVA Chemicals also accrued restructuring charges of $3 million before-tax related to additional actions taken in Europe by the INEOS NOVA joint venture.

2006

In 2006, NOVA Chemicals recorded total restructuring charges of $985 million ($861 million after-tax) related to the following: the write-down of the STYRENIX assets, the write-down of the Carrington, UK, SPS facility, severance costs for the North American restructuring, severance costs for the Chesapeake, Virginia, SPS plant closure and NOVA Innovene restructuring costs.

NOVA Chemicals recorded a non-cash write-down of $860 million in 2006 ($772 million after-tax) related to STYRENIX assets (see discussion on page 55 related to Property, Plant and Equipment).

The Company accrued $56 million ($46 million after-tax) of restructuring costs related primarily to non-cash asset write-downs for the Carrington, UK, SPS facility closure following the announcement to permanently close that site. The charge included $8 million related to total expected severance and other departure costs, all of which have been paid to date.

The Company also accrued $53 million ($33 million after-tax) of restructuring costs related to severance, pension and other employee-related costs associated with the North American restructuring announced on June 26, 2006. To date, $33 million has been paid related to severance costs for employees.

NOVA Chemicals accrued $15 million ($10 million after-tax) related to severance costs for the Chesapeake, Virginia, polystyrene plant closure. As of Dec. 31, 2007, $9 million has been paid to employees.

Lastly, $1 million (less than $1 million after-tax) of restructuring costs related to actions taken by NOVA Innovene were accrued.

2005
In 2005, NOVA Chemicals recorded total restructuring charges of $168 million ($125 million after-tax) related to the following: write-down of the Berre, France, and the Carrington, UK, EPS facilities and associated severance costs; write-down of the Chesapeake, Virginia, polystyrene plant; and the write-off of certain other non-productive assets.

On Oct. 1, 2005, NOVA Chemicals and Innovene combined their European polystyrene businesses into a 50:50 joint venture known as NOVA Innovene. Shortly thereafter, NOVA Innovene announced it would cease EPS production at Berre, France, and permanently shut down the previously idled EPS plant at its Carrington, UK, facility. Accordingly, NOVA Chemicals took a write-down on the value of its 50% interest in the value of the plants in the amount of $76 million ($60 million after-tax). NOVA Chemicals also reduced the recorded benefit of certain tax loss carry forwards by $9 million, as the utilization likelihood was reduced due to the formation of the joint venture and closure of the plants. NOVA Chemicals incurred additional restructuring charges of $7 million ($4 million after-tax) for severance costs related to these plant closures all of which have been paid to date.

NOVA Chemicals recorded a non-cash $76 million ($46 million after-tax) write-down related to the permanent closure of the Chesapeake, Virginia, plant. Certain other non-productive assets were written off, amounting to $9 million ($6 million after-tax).

Insurance Charge

NOVA Chemicals is one of many participants in OIL and sEnergy — two mutual insurance companies formed to insure against catastrophic risks. The Company continues to participate in OIL, an insurance pool for property and liability; however, sEnergy, an insurance pool for business interruption, is in the process of winding-up its operations. NOVA Chemicals believes the Company's reserves are adequate to cover any outstanding claims.

2007
NOVA Chemicals recorded a $4 million ($3 million after-tax) credit due to the reduction of estimated future claims payments.

2006 and 2005
NOVA Chemicals recorded a $19 million ($13 million after-tax) charge in 2006 and a $22 million ($15 million after-tax) charge in 2005 related to its share of potential incremental future payments required to meet losses in OIL and sEnergy.

Tax Settlement

2005
An amount of $8 million ($5 million after-tax) was recorded in 2005 related to the 2004 tax settlement that resulted from a tax dispute regarding the deductibility of foreign taxes in certain returns filed with the U.S. Internal Revenue Service prior to 1982.

Other Gains

2007
In 2007, NOVA Chemicals recognized other gains of $20 million ($14 million after-tax) related to the sale of the previously shut-down Chesapeake, Virginia, facility and other incidental land. NOVA Chemicals received cash proceeds of $6 million for these transactions and entered into a $14 million note receivable, bearing interest of 8.75% per annum and due in full in 2012, in connection with the sale of the Chesapeake, Virginia, facility.

Liquidity and Capital Resources

NOVA Chemicals' principal sources of liquidity are cash flows from operations, cash on-hand, accounts receivable securitization programs and borrowings under its revolving credit facilities. NOVA Chemicals' principal uses of cash are operating expenditures, capital expenditures and debt service.

CASH FLOW

The following is a summary of the cash inflows and outflows, which contributed to the changes in NOVA Chemicals' cash and debt:

(millions of U.S. dollars)	2007	2006[1]	2005[1]
Inflows			
Funds from operations[2]	$ 557	$ 311	$ 153
Changes in non-cash working capital	(228)	39	69
Cash provided by operating activities	329	350	222
Proceeds from sale of assets, investments and other capital transactions	6	3	11
Common shares issued	8	3	13
Affiliate long-term notes	—	3	—
Tax-related settlement	—	—	116
Total inflows	343	359	362
Outflows			
Property, plant and equipment additions	(156)	(198)	(419)
Turnaround costs, long-term investments and other assets	(42)	(48)	(176)
Common share dividends	(31)	(29)	(27)
Stock options retired for cash	(6)	(2)	(11)
Common shares repurchased	—	—	(125)
Cash paid for business acquisitions	(30)	—	—
Foreign exchange on long-term debt and other	(30)	(1)	(8)
Total outflows	(295)	(278)	(766)
Net debt reduction (addition)[3]	$ 48	$ 81	$(404)

(1) Certain comparative figures have been restated to conform with adoption of new accounting standards and to conform with the current periods' presentation (see page 81).

(2) See Supplemental Measures on page 54.

(3) Includes foreign exchange changes.

INFLOWS OF CASH

Funds from operations increased to $557 million in 2007 from $311 million in 2006 primarily due to an improvement in business unit results due to record PE sales volume and margin improvements. Funds from operations increased to $311 million in 2006 from $153 million in 2005 due to improving business conditions despite the large non-cash asset write-downs that occurred in 2006.

Operating working capital increased by $228 million in 2007 due to rapidly rising feedstock costs which increased the value of inventory, as well as product price increases which increased receivables. Operating working capital decreased by $39 million in 2006 primarily due to a decrease in receivables and inventory. Operating working capital decreased by $69 million in 2005 primarily due to lower-priced feedstock inventories.

In 2007, NOVA Chemicals sold the previously closed Chesapeake, Virginia, site and other incidental land for $20 million, of which $6 million was received in cash and $14 million in the form of a note receivable due in 2012 and bearing interest of 8.75%.

Cash collections of $116 million in 2005 were received from the settlement of a tax dispute related to the deductibility of foreign taxes in certain returns filed in the U.S. Internal Revenue Service prior to 1982.

In total, NOVA Chemicals generated $329 million in cash from operations in 2007 versus $350 million in 2006 and $222 million in 2005 (excluding the tax-related settlement). Cash generation in 2007 and 2006 was primarily due to improved business unit earnings.

OUTFLOWS OF CASH

NOVA Chemicals' capital expenditures were $156 million in 2007, compared to $198 million in 2006 and $419 million in 2005. The reduction in capital expenditures reflects the significant investments made in prior years to modernize and expand the Company's assets. In 2005, capital expenditures reflect the spending on the Corunna ethylene flexi-cracker expansion and modernization project, which increased the site's production capacity and energy efficiency. During 2007, NOVA Chemicals spent $42 million for turnaround costs, long-term investments and other assets compared to $48 million and $176 million in 2006 and 2005, respectively. The Company incurred significant turnaround costs in 2005 to ensure its plants were at peak operating performance. Capital expenditures in 2008 are expected to be approximately $220 million.

No share repurchase programs were initiated in 2007 or 2006. In July 2005, a share repurchase program for up to approximately 7.2 million shares was announced. The repurchase program was terminated on July 26, 2006. The Company did not repurchase any shares under this program. In July 2004, a share repurchase program for up to approximately 7.5 million shares was initiated. NOVA Chemicals purchased the entire number of shares available under that program for an aggregate cost of $313 million of which $125 million was paid in 2005. The Company also paid stock option exercise values in cash of $6 million in 2007, $2 million in 2006 and $11 million in 2005 in lieu of issuing stock.

In 2007, INEOS NOVA acquired the exclusive rights to production from the Sterling Chemicals Texas City, Texas, styrene plant for $60 million, of which NOVA Chemicals' 50% share was $30 million. INEOS NOVA nominated zero production from Sterling in December 2007, which prompted Sterling to permanently shut down the Texas City plant.

In 2007, NOVA Chemicals was able to reduce debt despite the significant investment in working capital from rapidly escalating feedstock and product prices. In May 2006, the Company repaid $300 million of medium-term notes upon maturity. This debt repayment was funded by an issuance in October 2005 of $400 million of senior floating rate notes due 2013. In September 2005, the Company repaid $100 million of 7% notes upon maturity. This debt repayment was funded by cash on hand.

Commitments

NOVA Chemicals has various commercial commitments, including operating leases for office space and railcars and unconditional purchase obligations related to minimum amounts of feedstock and other raw material purchases pursuant to agreements entered into to secure short- and long-term supply. NOVA Chemicals has raw materials agreements that are typically market-based. Obligations have been calculated using current pricing for purposes of the chart below.

Contractual Cash Obligations

		Payments due by period			
as of Dec. 31, 2007 (millions of U.S. dollars)	Total	2008	2009 to 2010	2011 to 2012	After 2012
Long-term debt[1]	$ 1,803	$ 257	$ 570	$ 456	$ 520
Operating leases[2]	490	51	93	76	270
Unconditional purchase obligations	8,990	2,811	2,068	945	3,166
Total contractual cash obligations	$11,283	$3,119	$2,731	$1,477	$3,956

(1) Includes current portion and bank loans.

(2) Includes property, railcar and other equipment leasing commitments.

LIQUIDITY

In 2007, the Company reduced net debt by $48 million. In 2006, the Company repaid $300 million of medium-term notes upon maturity. This debt repayment was funded by an issuance, in October 2005, of $400 million of senior floating rate notes due 2013. In September 2005, the Company repaid $100 million of 7% notes upon maturity. The debt repayment was funded by cash on hand.

NOVA Chemicals is able to meet short-term liquidity needs through the generation of funds from operations, cash on-hand, accounts receivable securitization programs and borrowing capacity under revolving credit facilities. At Dec. 31, 2007, the Company had total liquidity of $552 million, comprised of $118 million cash on-hand and $434 million (net of letters of credit) of available borrowing capacity under its revolving credit facilities.

CREDIT FACILITIES

During 2007, NOVA Chemicals added a new $65 million revolving credit facility expiring on Mar. 20, 2010. This facility is in addition to the two existing $100 million revolving credit facilities expiring Mar. 31, 2008 and Mar. 20, 2011, and the $325 million facility that expires June 30, 2010. As of Dec. 31, 2007, NOVA Chemicals had utilized $156 million of these facilities, of which $50 million was in the form of letters of credit.

The $100 million facility expiring on Mar. 31, 2008 and the $325 million facility are governed by financial covenants. Using the covenant methodology in the relevant revolving credit facilities, the debt-to-capitalization ratio was 48% at Dec. 31, 2007. NOVA Chemicals continues to comply with all financial covenants under the applicable facilities. The $100 million facility expiring on Mar. 20, 2011 and the $65 million facility have no financial covenants associated with them.

Financial Convenants

Covenant	Requirement	Dec. 31, 2007 Actual
Interest Coverage[1]	2.0x when net debt to total capitalization ratio > 40%	4.7
Debt to Total Capitalization[2]	60%	48%
Consolidated Shareholders' Equity[3]	$1.25 billion plus 50% of positive earnings	$2.0 billion

(1) As defined in NOVA Chemicals' revolving credit facility, interest coverage is the ratio of cash flow to interest expense for the preceding twelve-month period.

(2) As defined in NOVA Chemicals' revolving credit facility, debt includes items not in accordance with Canadian GAAP, such as obligations under operating leases (if in excess of a specified percentage of consolidated assets) and amounts outstanding under the Company's accounts receivable securitization programs. The amended definition also provides for debt to be offset by cash, other than restricted cash and the amount of NOVA Chemicals' wholly-owned subsidiary's (NOVA Chemicals Inc.) preferred shares to be excluded in arriving at debt for purposes of this covenant. As a result of NOVA Chemicals' amendment to its financial covenants governing these credit facilities, the debt-to-capitalization ratio financial covenant was raised from 55% to 60%. This amendments is in effect for the period Dec. 31, 2006 to Mar. 30, 2008.

(3) Consolidated shareholders' equity is defined in accordance with Canadian GAAP plus the amount of NOVA Chemicals' wholly-owned subsidiary's (NOVA Chemicals Inc.) preferred shares and excludes any write-down up to $950 million of NOVA Chemicals' former STYRENIX business that occurred during the fiscal year ended Dec. 31, 2006.

CURRENT DEBT MATURITIES OR REDEMPTIONS

NOVA Chemicals has $254 million of debt that is maturing or may be redeemed in the coming year from principally two financings: (i) $126 million relates to the Series A preferred shares discussed below under the heading *Total Return Swap* and (ii) $125 million relates to notes due August 2028, which are redeemable at the option of the holders on Aug. 15, 2008 and are therefore classified as current maturities. NOVA Chemicals plans to finance the maturities or redemptions through cash flows from operations.

NOVA CHEMICALS' OFF-BALANCE SHEET ACCOUNTS RECEIVABLE SECURITIZATION PROGRAMS

NOVA Chemicals' off-balance sheet financing activities are limited to participation in accounts receivable securitization programs. NOVA Chemicals has engaged in the current programs since 1999 to obtain lower financing rates than those available from other sources. The capacity of trade accounts receivable sold to a third party on a revolving basis is a maximum of $350 million. At Dec. 31, 2007, $264 million in receivables were sold under the programs. Of the total amount, $128 million was sold via a special purpose entity (SPE) that is 100% owned by NOVA Chemicals. The SPE isolates the sold receivables and the related cash collections for the exclusive benefit of the purchasers. The Company has no right to any cash collected from these receivables; therefore, neither the receivables nor any obligation to the purchasers is reflected in NOVA Chemicals Consolidated Financial Statements. No other business is conducted through SPEs.

As a result of the INEOS NOVA joint venture, the Company was required to pay down $52 million at Oct. 1, 2007 related to receivables generated by the business units and contributed by NOVA Chemicals to the INEOS NOVA joint venture.

INEOS NOVA OFF-BALANCE SHEET ACCOUNTS RECEIVABLE SECURITIZATION PROGRAM

In November 2006, the INEOS NOVA joint venture (formerly NOVA Innovene European joint venture) entered into a five-year, €120 million accounts receivable securitization program. In 2007, NOVA Chemicals changed its accounting for its interest in the European accounts receivable securitization program to reflect that the accounts receivable securitization transactions are recorded as sales of receivables and not a financing arrangement. To properly reflect this change, NOVA Chemicals restated the 2006 Balance Sheet by decreasing Cash and cash equivalents by $22 million and Accounts receivable by $11 million and decreasing Long-term debt by $33 million. NOVA Chemicals' 50% share of the outstanding balance was €37 million and €9 million at Dec. 31, 2007 and Dec. 31, 2006, respectively. The program expires in November 2011.

TOTAL RETURN SWAP

In connection with the acquisition of styrenics assets from Huntsman Corporation in 1998, the Company's subsidiary, NOVA Chemicals Inc., issued retractable preferred shares with a liquidation preference of $198 million as partial consideration. Holders of the retractable preferred shares originally had the right to exchange the shares (a retraction) for NOVA Chemicals' common shares (plus NOVA Chemicals' preferred shares if the market value of such common shares was less than $198 million) on or after Apr. 1, 2001. In September 2005, the terms of the retractable preferred shares were amended to eliminate this right. In connection with this amendment, the retractable preferred shares were re-designated as Series A preferred shares. Additionally, the dividend rate on the Series A preferred shares was reduced from 2% to 0.5% in December 2005.

NOVA Chemicals has the right to repurchase the Series A preferred shares at any time. However, any such repurchase may obligate NOVA Chemicals to pay an early termination fee under the terms of the total return swap described below.

NOVA Chemicals also entered into a total return swap with respect to the Series A preferred shares. On the initial closing date of the total return swap in 2001, the counterparty through its hedge providers purchased the Series A preferred shares from Huntsman Corporation for $191 million plus accrued unpaid dividends. NOVA Chemicals subsequently posted $65 million of cash collateral with the counterparty that is held by the counterparty as a prepayment against settlement. Accordingly, the equity notional amount of the Series A preferred shares is now set at $126 million and on settlement of the total return swap at the end of the term, NOVA Chemicals will owe the counterparty $126 million.

Under the terms of the total return swap: (i) the counterparty pays NOVA Chemicals the total return on the Series A preferred shares (periodic dividends plus positive changes in the equity value of the Series A preferred shares upon termination of the swap); and (ii) NOVA Chemicals pays the counterparty a spread to London Inter-Bank Offered Rate (LIBOR), as well as any negative changes in the equity value of the Series A preferred shares upon termination of the swap. Because of its short term nature and immaterial balance sheet effect, the derivative feature of the total return swap is reported as part of the Series A preferred shares and is not accounted for separately. All periodic dividends, changes in equity value of the Series A preferred shares and interest payments are charged to earnings as incurred.

If the equity value of the Series A preferred shares decreases by a certain amount, NOVA Chemicals is required to post maintenance collateral. Once the margin-posting requirement is triggered, if the equity value of the Series A preferred shares increases by 5% or more, any excess margin may be returned to NOVA Chemicals. Changes in equity value of the Series A preferred shares during the term of the swap will be determined based on changes in the average price of the outstanding 6.5% medium-term notes due 2012, issued by NOVA Chemicals.

If NOVA Chemicals defaults on other debt of at least $25 million or the closing price of its common shares is $12.00 or less and upon certain other events, the counterparty would have the right to sell the Series A preferred shares to a third party and terminate the swap. NOVA Chemicals would then owe the counterparty the difference between the actual sale price received by the counterparty and $126 million. Subsequent to such termination of the swap, NOVA Chemicals may, at its option, repurchase the preferred shares for $198 million plus accrued and unpaid dividends.

The total return swap was scheduled to terminate on Oct. 31, 2007. However, in October 2007, NOVA Chemicals and the counterparty agreed to extend the term until Oct. 31, 2008. Because the term expires within the next 12 months, these Series A preferred shares have been reclassified under Long-term debt due within one year on the Consolidated Balance Sheets presented on page 72 of this Annual Report.

Capitalization

NOVA Chemicals' net debt-to-total capitalization ratio was 60.3% at Dec. 31, 2007, 75.9% at Dec. 31, 2006, and 59.8% at Dec. 31, 2005. The ratio declined in 2007 compared to 2006 as cash on-hand increased as well as shareholders' equity improved with positive earnings.

The increase in the ratio from 2005 to 2006 was mainly a result of a decline in shareholders' equity. In December 2006, NOVA Chemicals wrote down the STYRENIX assets by $860 million ($772 million after-tax), which negatively impacted shareholders' equity.

Financial Ratios

Dec. 31 (millions of U.S. dollars, except as noted)	2007	2006	2005
Long-term debt[1]	$1,797	$1,780	$1,974
Less: cash and cash equivalents,	(118)	(53)	(166)
restricted cash and other assets	(4)	(7)	—
Total debt, net of cash, cash equivalents, restricted cash and other assets	1,675	1,720	1,808
Shareholders' equity	1,101	546	1,215
Total capitalization[2]	$2,776	$2,266	$3,023
Net debt to total capitalization[3]	60.3%	75.9%	59.8%

(1) On Jan. 1, 2005, NOVA Chemicals adopted new Canadian accounting standards, which require the Series A preferred shares of NOVA Chemicals' subsidiary, NOVA Chemicals Inc., to be classified as debt. Maturity dates for NOVA Chemicals' current and long-term debt range from October 2008 to August 2028. Long-term debt includes current portion of long-term debt, the secured revolver and bank loans.

(2) Total capitalization reflects shareholders' equity and total debt, net of cash, cash equivalents, restricted cash and other assets.

(3) Computed after taking into account the reclassification of the Series A preferred shares to long-term debt due within one year (see Supplemental Measures below).

Senior Debt Ratings[1]

	Senior Unsecured Debt
Dominion Bond Rating Service Limited	BB (negative)
Fitch Ratings Ltd.	BB- (stable)
Moody's Investor Service	Ba3 (negative)
Standard & Poor's	B+ (stable)

(1) Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.

SUPPLEMENTAL MEASURES

In addition to providing measures in accordance with Canadian GAAP, NOVA Chemicals presents certain supplemental measures as follows. The following supplemental measures do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

Adjusted EBITDA equals net income (loss) before interest expense, income taxes, depreciation and amortization, other gains and losses, and restructuring charges. This measure is provided to assist investors in determining NOVA Chemicals' ability to generate cash.

Funds from operations assists investors in determining NOVA Chemicals' cash flow, before changes in working capital and other items. Refer to page 50 for reconciliation.

Net debt equals long-term debt, net of cash, cash equivalents, restricted cash and other assets.

Net debt to total capitalization equals net debt, as defined above, divided by the sum of net debt and shareholders' equity. This measure can be used to analyze the leverage of the Company.

Operating income (loss) equals net income (loss) before income taxes, interest expense and other gains and losses. This measure is provided to assist investors in analyzing NOVA Chemicals' income from operations.

Common shareholders' equity at year-end is equal to common shareholders' equity divided by outstanding common shares.

Return (loss) on average common equity is equal to net income (loss) divided by average common equity.

Reconciliation of Net Income to Adjusted EBITDA

(millions of U.S. dollars)	2007	2006	2005
Net income (loss)	$347	$(703)	$(101)
Income tax expense (recovery)	51	(144)	(1)
Other gains	(20)	(1)	(8)
Restructuring charges	86	985	168
Interest expense (net)	175	168	113
Depreciation and amortization	246	299	290
Adjusted EBITDA	$885	$ 604	$ 461

Dividends and Distributions

COMMON SHARE DIVIDENDS

Historically, NOVA Chemicals has paid quarterly dividends on its common shares at the rate of $0.10 Canadian per share, representing an aggregate of $0.40 Canadian per share annually. In 2007, a total of $31 million in dividends was paid on the Company's common shares. There are currently no material contractual restrictions on NOVA Chemicals' ability to declare and pay dividends on its common shares. The declaration and payment of dividends is at the discretion of NOVA Chemicals' Board of Directors, which will consider earnings, capital requirements, financial condition and other relevant factors. It is, however, the Company's current intention to retain most of its earnings to support current operations, reduce debt and continue to pay dividends at historic levels.

SERIES A PREFERRED SHARE DIVIDENDS

NOVA Chemicals pays 0.5% annual dividends on the $198 million Series A preferred shares of its subsidiary. On Jan. 1, 2005, NOVA Chemicals adopted new Canadian accounting standards that require these instruments to be classified, on a retroactive basis, as liabilities rather than equity. In addition, any dividends associated with these preferred shares have been reclassified to interest expense. All prior periods have been restated.

Application of Critical Accounting Estimates

The following represents the estimates most critical to the application of NOVA Chemicals' accounting policies. For a summary of the Company's significant accounting policies, please see Note 2 to the annual Consolidated Financial Statements. Management has discussed the development and selection of these critical accounting estimates with the Audit, Finance and Risk Committee of NOVA Chemicals' Board of Directors, and the Audit, Finance and Risk Committee has reviewed the disclosure relating to such estimates in this Management's Discussion & Analysis.

Inventories. NOVA Chemicals carries inventories at the lower of cost or net realizable value. Cost is determined on a first-in, first-out (FIFO) basis with no allocation of fixed production overhead. NOVA Chemicals uses the FIFO method because it believes the FIFO basis is a better method to match actual costs incurred with the related revenue.

Property, Plant and Equipment (PP&E). NOVA Chemicals' PP&E consists primarily of land, buildings for producing petrochemicals and manufacturing equipment. NOVA Chemicals values PP&E at historical cost. Financing costs incurred during major construction projects are capitalized as part of the cost of the asset until the asset is available for use. Costs related to turnaround activities are capitalized and amortized over the period remaining until the next turnaround activity, while maintenance and repair costs are expensed as incurred.

Judgmental aspects of accounting for PP&E involve estimates of the life of the assets, the selection of an appropriate method of depreciation and determining whether an impairment of NOVA Chemicals' assets exists and measuring such an impairment. These assessments are critical due to their potential impact on earnings and equity.

NOVA Chemicals is able to choose from alternative methods of depreciation. The straight-line method was chosen rather than other methods, such as units of production, because the straight-line method is more conservative, requires less estimation and judgment and is a systematic and rational basis reflecting the period over which the assets' benefit is realized.

Net PP&E at Dec. 31, 2007, totaled approximately $3 billion. PP&E is tested for impairment at the lowest level for which identifiable cash flows exist, which in NOVA Chemicals' case is the plant asset level. Impairment testing of the plant assets occurs whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company assesses recoverability by comparing the carrying amount of the asset group to the estimated future cash flows expected to be generated by the assets, undiscounted and without interest charges. If an asset is considered impaired, the impairment loss to be recognized would be measured as the amount by which the asset's carrying amount exceeds its fair value.

The estimate of PP&E fair value is based on estimated discounted future cash flows expected to be generated by the asset. The assumptions underlying cash flow projections represent management's best estimates at the time of the impairment review. Factors that management must estimate include: industry and market conditions, sales volume and prices, costs to produce, inflation, etc. Changes in key assumptions or actual conditions, which differ from estimates, could result in an impairment charge. The Company uses reasonable, supportable and, where available, third-party, industry expert assumptions when performing impairment reviews.

NOVA Chemicals' Olefins/Polyolefins business has an established, long-term record of profitability and, based on current asset carrying values and expected future cash flows, NOVA Chemicals has concluded the carrying value of the assets of the Olefins/Polyolefins business unit is appropriate.

During 2006, NOVA Chemicals restructured its traditional Styrenics business into two business units, Performance Styrenics (which included North American EPS and Styrenic Performance Products) and STYRENIX (which included the reportable segments of Styrene Monomer, North American SPS and NOVA Chemicals' interest in NOVA Innovene, the 50:50 European joint venture with INEOS). In 2006, the Company recorded an after-tax charge of $46 million to write-off the asset value of its Chesapeake, Virginia, SPS plant and another $46 million to write-off the asset value of NOVA Innovene's Carrington, UK, SPS facility as a result of the closure of these STYRENIX plants. As of Dec. 31, 2006, NOVA Chemicals used third-party forecasts of market conditions and product margins to assess the recoverability through projected future cash flows of the STYRENIX plant carrying values. The assets' carrying value at Dec. 31, 2006, prior to write-down, was $1.1 billion. Fair value was estimated to be $242 million. Thus, the assets were written down to the estimated fair value, resulting in a non-cash charge of $860 million ($772 million after-tax).

On Oct. 1, 2007, NOVA Chemicals and INEOS expanded their European joint venture to include the North American Styrene and SPS businesses of both companies. The expanded joint venture is called INEOS NOVA. The contribution of assets was completed on a book value basis. Based on current asset carrying values and expected future cash flows of the expanded INEOS NOVA joint venture, NOVA Chemicals concluded that the carrying value of the assets as of Dec. 31, 2007 was appropriate.

NOVA Chemicals also conducted a review of its Performance Styrenics assets. Based on current asset carrying values and expected future cash flows of the Performance Styrenics assets, NOVA Chemicals concluded that the carrying value of the business unit as of Dec. 31, 2007 and 2006 was appropriate.

Asset Retirement Obligations. United States and Canadian GAAP require companies to record liabilities associated with future plant decommissioning and site restoration costs on both active and inactive plants at their fair value, based on a discounted value of the expected costs to be paid when the assets are retired. At Dec. 31, 2007, NOVA Chemicals had $23 million of accumulated reserve for these activities.

As a result of the commencement of the INEOS NOVA joint venture on Oct. 1, 2007, the asset retirement obligations associated with the plants that were contributed to the joint venture were removed from NOVA Chemicals' liabilities. However, the joint venture was required to establish asset retirement obligations associated with the assets contributed by NOVA Chemicals and INEOS, and NOVA Chemicals included 50% of this obligation through proportionate consolidation in its results.

During 2006 and 2005, there were no business conditions or decisions that resulted in a requirement to increase or decrease the asset retirement obligations associated with active or divested sites. The obligations were increased as a result of the accretion of the liabilities. For inactive sites or sites that became inactive in 2007, 2006 and 2005, the reserves were generally considered adequate for the environmental remediation work required.

In 2003, the Company undertook an evaluation of the costs to conduct decommissioning and site restoration to satisfy the projected obligations under applicable environmental requirements upon termination of operations at currently operating plant sites. Canadian GAAP required that the present value of inflation-adjusted decommissioning and site restoration costs be recorded as increases to the carrying values of the assets at that time and that this amount be depreciated over the estimated remaining lives of the assets. NOVA Chemicals determined that $131 million, at that time, might be required to decommission and restore operating plant sites. This amount does not include any deduction for salvage or land value that may be realized; however, these will be taken into consideration as the assets are depreciated. Because these plants may be in operation in excess of 40 years, significant uncertainty exists concerning the nature of the decommissioning and site restoration activities that may be required. Furthermore, significant judgment is involved in the estimation process, because the degree of natural attenuation, evolution of new technologies and potential land uses may mitigate future environmental liabilities and potential costs. There have been no changes in assumptions since the initial evaluation.

The present value of this future amount (using a credit-adjusted risk-free rate of 10.5% to discount the estimated future cash flows) was approximately $19 million and was accrued in 2003 in anticipation of these activities. This estimated liability will increase, or accrete, each year over the lives of the active plants until it reaches the $225 million to $250 million expected to be incurred on closure of the plants. The resulting expense is referred to as accretion expense and is included in operating expenses. In each of 2007, 2006 and 2005, this expense was $2 million.

Pension Plans. NOVA Chemicals sponsors both defined benefit and defined contribution pension arrangements covering substantially all of its employees. For the defined contribution plans, the cost is expensed as earned by employees. For the defined benefit plans, obligations and expense are determined using actual discount rates and assumptions for mortality, termination, retirement and other rates, as well as the expected return on plan assets and the rate of increase for future compensation. The Company uses current mortality rate tables commonly used for actuarial calculations and selects other assumptions in line with past experience and current economic conditions. The return on plan assets is not the actual return, but an expected rate based on estimates of long-term rates of return for various asset classes and the investment strategy of the plans. The discount rate is based on actual market interest rates at the measurement date on high quality debt instruments with cash flows that match the timing and amount of expected benefit payments of NOVA Chemicals' plans.

Canadian GAAP requires that actuarial gains and losses be recognized in NOVA Chemicals' income using a systematic and consistent methodology. For defined benefit pensions, the Company amortizes such gains and losses over the estimated remaining service lifetime of the employee group to the extent these gains or losses exceed 10% of the greater of the accrued benefit obligation or market value of assets. This alternative avoids recognizing into income large unrealized gains or losses in individual years. Immediate recognition of such gains and losses would introduce significant volatility into NOVA Chemicals' earnings. Cumulative unrealized actuarial gains and losses have ranged from a $61 million gain at Dec. 31, 1999, to a $229 million loss at Dec. 31, 2007. On Dec. 31, 2007, unrealized actuarial losses were $229 million.

On Sep. 28, 2007, NOVA Chemicals amended certain defined benefit pension plans in the United States. The amendments provided for benefits to be frozen as of Jan. 1, 2008 and transition relief to be provided to plan participants meeting certain age and service requirements. At the same time, NOVA Chemicals also enhanced benefits under one of its defined contribution plans. These actions serve to ascertain more certainty with regards to pension cost.

A total of $52 million, $65 million and $49 million was contributed in 2007, 2006 and 2005, respectively, to all of NOVA Chemicals' defined benefit pension plans. The contributions were based on the most recently filed valuations with pension regulators in various countries. NOVA Chemicals contributed $8 million, $8 million and $7 million in 2007, 2006 and 2005, respectively, to the defined contribution plans.

Funding for NOVA Chemicals' defined benefit pension plans is largely driven by the North American pension plans, as they constitute a significant portion of the Company's pension plan assets and obligations. For 2008, NOVA Chemicals' funding is expected to be approximately $40 million as employees accrue additional pension benefits and special payments are made to cover the shortfall between assets and liabilities. Contributions to defined contribution plans for 2008 are expected to be $14 million. The increase in funding to defined contribution plans in 2008 reflects changes made to the Company's U.S. pension plans discussed above.

Income Taxes. The objective of accounting for income taxes is to recognize the amount of taxes payable or refundable for the current and future years for events that have been recognized in NOVA Chemicals' financial statements or tax returns. Judgment is required in assessing future tax consequences. Variations in the actual outcome of these future tax consequences could materially impact NOVA Chemicals' financial position or results of operations.

NOVA Chemicals has a valuation allowance and a tax reserve to provide for uncertain tax positions. The valuation allowance is used in situations where it is uncertain that the recorded tax benefit can be utilized in the future. This allowance primarily relates to the uncertain utilization of tax loss carryforwards. The allowance was increased by $14 million in 2007, $226 million in 2006 and $16 million in 2005. The tax reserve is used to provide for potential disputes with tax authorities. During 2007, the reserve was reduced by $13 million due to the successful resolution of a dispute with the Belgian tax authorities. There were no changes to the tax reserve in 2006 and 2005

Accounting Standards

CANADIAN INSTITUTE OF CHARTERED ACCOUNTANTS (CICA) 1506, CHANGES IN ACCOUNTING POLICIES AND ESTIMATES AND ERRORS

This new standard applies to fiscal years beginning on or after Jan. 1, 2007. It provides that an entity is permitted to change accounting policies only when it is required by a primary source of GAAP, or when the change results in a reliable and more relevant presentation in the financial statements.

CICA 1530, COMPREHENSIVE INCOME

Adopted by NOVA Chemicals on Jan. 1, 2007, this standard establishes standards for reporting and presentation of comprehensive income (loss), which is defined as the change in equity from transactions and other events and circumstances from non-owner sources. As a result of adopting CICA Section 1530, two new statements, Consolidated Statements of Changes in Shareholders' Equity and Consolidated Statements of Comprehensive Income (Loss), have been presented. Comprehensive income (loss) is composed of NOVA Chemicals' net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains (losses) on available for sale financial assets, foreign currency translation gains (losses) on the net investment in self-sustaining foreign operations and changes in the fair market value of derivative instruments designated as cash flow hedges (not including the amount of ineffectiveness, if any), all net of income taxes. The components of comprehensive income (loss) are disclosed in the Consolidated Statements of Changes in Shareholders' Equity and Consolidated Statements of Comprehensive Income (Loss).

CICA 3251, EQUITY

This standard establishes rules for the presentation of equity and changes in equity during the reporting periods. The requirements of this Section have been effected in the presentation of the Consolidated Statements of Changes in Shareholders' Equity. This standard was adopted by NOVA Chemicals on Jan. 1, 2007.

CICA 3862, FINANCIAL INSTRUMENTS — DISCLOSURE AND CICA 3863, FINANCIAL INSTRUMENTS

These two standards replace CICA Section 3861, Financial Instruments — Disclosure and Presentation. The new standards revise and enhance the disclosure requirements and carry forward, substantially unchanged, the presentation requirements. These new standards emphasize the significance of financial instruments for the entity's financial position and performance, the nature and extent of risks arising from financial instruments and how these risks are managed. These new standards are applicable to interim and annual periods relating to fiscal years beginning on or after Oct. 1, 2007. NOVA Chemicals has chosen to early adopt these new standards as of Dec. 31, 2007.

CICA 3855, FINANCIAL INSTRUMENTS — RECOGNITION AND MEASUREMENT AND CICA 3865, HEDGES

These standards are effective for interim and annual periods relating to fiscal years beginning on or after Oct. 1, 2006. The required effective date for NOVA Chemicals was Jan. 1, 2007. CICA 3855 is intended to harmonize Canadian, U.S. and International Financial Reporting Standards (IFRS) and establishes standards for recognition and measurement of financial assets, liabilities and non-financial derivatives. Previous standards addressed disclosure and presentation matters only. All financial instruments, including derivatives, are included on the Consolidated Balance Sheets and are measured at fair value, except for held to maturity investments, loans and receivables and other financial liabilities, which are measured at amortized cost. CICA 3855 also requires financial and non-financial derivative instruments to be measured at fair value and recorded as either assets or liabilities, with the exception of non-financial derivative contracts that were entered into and continue to be held for the purpose of receipt or delivery of a non-financial item in accordance with NOVA Chemicals' expected purchase, sale or usage requirements. Certain derivatives embedded in non-derivative contracts must also be measured at fair value. Any changes in fair value of recognized derivatives are included in net income in the period in which they arise unless specific hedge accounting criteria are met. Also, it is NOVA Chemicals' policy that transaction costs related to all financial assets and liabilities be added to the acquisition or issue cost, unless the financial instrument is classified as held-for-trading, in which case the transaction costs are recognized immediately in net income. Because the standard requires long-term debt to be measured at amortized cost, certain deferred debt discount and issuance costs that were previously reported as long-term assets on the Consolidated Balance Sheets were reclassified on a prospective basis and are now being reported as a reduction of the respective debt obligations ($17 million was reclassified as of Jan. 1, 2007). CICA 3865, which replaces and expands AcG-13, *Hedging Relationships* and the hedging guidance in CICA 1650, *Foreign Currency Translation* sets the standards for when and how hedge accounting may be applied, further restricting which hedging relationships qualify for hedge accounting. Also included in the standard is the concept that the ineffective portion of an otherwise qualifying hedging relationship would be included in earnings of the period. Hedge accounting ensures the recording, in the same period, of counterbalancing gains, losses, revenues and expenses from designated derivative financial instruments as those related to the hedged item. As a result of adopting CICA 3865, NOVA Chemicals has reclassified, on a prospective basis from various current and long-term liability accounts to Long-term debt on the Consolidated Balance Sheets, a deferred gain of $4 million which represented the remaining gain on settlement of a derivative instrument previously (under AcG-13) designated as a hedge.

CICA 3251, EQUITY AND CICA 3861, FINANCIAL INSTRUMENTS - DISCLOSURE & PRESENTATION

The standards were updated in October 2006 for additional disclosure and presentation requirements to comply with CICA 3855, CICA 3865 and CICA 1530. NOVA Chemicals adopted the disclosure and presentation changes, as required, effective Jan. 1, 2007.

EIC 166, ACCOUNTING POLICY FOR TRANSACTION COSTS

This standard, issued by the Emerging Issues Committee (EIC) requires an entity to disclose the accounting policy for transaction costs for all financial assets/liabilities other than those classified as held for trading. Transaction costs can either be recognized in net income or added to the initial carrying amount of the asset/liability it is directly attributable to. The same accounting policy must be chosen for all similar financial instruments, but a different accounting policy may be chosen for financial instruments that are not similar. EIC 166 should be applied retrospectively to transaction costs accounted for in accordance with CICA Section 3855 in financial statements issued for interim and annual periods ending on or after Sept. 30, 2007. NOVA Chemicals' accounting policy with respect to transaction costs has been to capitalize all transaction costs for all financial instruments (except for those classified as held for trading). This policy did not change as a result of adopting EIC 166.

EIC 162, STOCK-BASED COMPENSATION FOR EMPLOYEES ELIGIBLE TO RETIRE BEFORE THE VESTING DATE

This standard, issued by the EIC, clarifies inconsistencies regarding accounting for stock-based awards granted to employees who are either eligible for retirement at the grant date or will be eligible before the end of the vesting period. Compensation costs for stock-based awards for employees eligible to retire at the grant date must be recognized at the grant date. Compensation costs for stock-based awards for employees who will become eligible to retire during the vesting period should be recognized over the period from the grant date to the date on which the employee becomes eligible to retire. Application of this standard has resulted in acceleration of the recognition of stock-based compensation expenses. EIC 162 is to be applied retroactively, with restatement of prior periods and is effective for interim and annual periods ending on or after Dec. 31, 2006. Accordingly, NOVA Chemicals adopted EIC 162 in the fourth quarter of 2006. Prior periods presented have been retroactively adjusted, reducing net loss in 2005 by $3 million ($0.04 per share diluted).

MEASUREMENT DATE

Effective Jan. 1, 2006, NOVA Chemicals changed the measurement date for reporting related to its defined benefit plans from Nov. 30 to Dec. 31. This change in measurement date has been used consistently in 2007 and will be for future periods. The change in measurement date had no significant impact on the 2006 Consolidated Financial Statements.

Market and Regulatory Risk

The Audit, Finance and Risk Committee of NOVA Chemicals' Board of Directors regularly reviews foreign exchange, interest rate and commodity hedging activity and monitors compliance with the Company's hedging policy. NOVA Chemicals' policy prohibits the use of financial instruments for speculative purposes and limits hedging activity to the underlying net economic exposure. See additional information in Note 20 on page 107. Additional risks inherent in the Company's business and operations are discussed in the Company's Annual Information Form among other publicly filed disclosures.

FOREIGN EXCHANGE HEDGING

NOVA Chemicals has U.S., Canadian and European-based petrochemical operations. As a result, the Company is exposed to currency risks from its investing, financing and operating activities. Risks from foreign currencies may be hedged using cash contracts, spot contracts, forward contracts and swap transactions to minimize the gains and losses due to short-term foreign currency exchange rate fluctuations. The exposure that may be hedged in accordance with the Company's foreign exchange policy is limited to operational transaction exposure and is generally used only to balance out NOVA Chemicals' cash positions. Foreign currency risks resulting from the translation of assets and liabilities of foreign operations into NOVA Chemicals' functional currency are generally not hedged; however, NOVA Chemicals may decide to hedge this risk under certain circumstances.

COMMODITY PRICE RISK MANAGEMENT AND HEDGING

NOVA Chemicals sells petrochemical products at prices denominated in various currencies, purchases energy commodities, invests in foreign operations, issues short- and long-term debt, including amounts in foreign currencies; and utilizes a number of stock-based compensation plans. These activities result in exposures to fluctuations in foreign currency exchange rates, commodity prices, interest rates and common stock prices. NOVA Chemicals may choose to modify these exposures by entering into contractual arrangements (derivatives), which reduce the exposure by creating offsetting positions. Derivative instruments are used only for economic hedges of foreign exchange rate, commodity price, interest rate and stock price volatility risks. NOVA Chemicals enters into derivative financial instruments with high credit quality counterparties and diversifies its positions among such counterparties in order to reduce its exposure to credit losses. In addition, the credit risk of financial instruments with a positive fair value is minimized by way of limit management, which sets individual relative and absolute figures for risk exposure depending on the counterparty's credit rating. The Company has not experienced any credit losses on derivatives during the three-year period ended Dec. 31, 2007. Negative fair value is also minimized by way of limit management. If the aggregate negative fair value is at or above the corporate market risk limit, the appropriate level of management must be immediately notified and an appropriate course of action will be determined. These derivative instruments are not utilized for trading or speculative purposes.

NOVA Chemicals uses commodity-based derivatives to manage its exposure to price fluctuations on crude oil, refined products and natural gas transactions. The instruments are used to moderate the risk of adverse short-term price movements. Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements. The extent to which commodity-based derivatives are used depends on market conditions and requires adherence to the Company's hedging policy. NOVA Chemicals limits its positions in futures markets to proprietary feedstock requirements and does not use derivative instruments for speculative purposes.

NOVA Chemicals may choose to use commodity-based derivatives to manage its exposure to price fluctuations on crude oil, refined products and natural gas transactions. The instruments are used to moderate against adverse short-term price movements. Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements.

When considered appropriate, NOVA Chemicals enters into interest rate swaps in order to manage the fixed and floating interest rate mix on its long-term debt portfolio. The interest rate swap agreements generally involve the periodic exchange of payments without the exchange of the notional principal amounts upon which the payments are based.

Changes in the fair value of derivative instruments are reported in income or Accumulated Other Comprehensive Income (AOCI), depending on the use of the derivative and whether it qualifies for hedge accounting treatment under the provisions of CICA 3865, *Hedges.* Unrealized gains and losses on derivative instruments qualifying as cash flow hedges are recorded in AOCI to the extent the hedges are effective, until the underlying transactions are recognized in Feedstock and operating costs on the Consolidated Statements of Income (Loss). To the extent effective, unrealized gains and losses on derivative and non-derivative instruments used as hedges of the Company's net investment in foreign operations are recorded in AOCI. The ineffective portions of cash flow hedges and hedges of net investment in foreign operations, if any, are recognized in income immediately.

Unrealized gains and losses on derivative instruments designated and qualifying as fair value hedging instruments, as well as the offsetting unrealized gains and losses on the hedged items, are recognized in Feedstock and operating costs on the Consolidated Statements of Income (Loss) in the same accounting period. Unrealized gains and losses on derivative instruments that do not qualify or are not designated as hedges are marked-to-market at the end of each accounting period with the results included in feedstock and operating costs on the Consolidated Statements of Income (Loss).

EQUITY FORWARD CONTRACTS

Equity forward contracts are used to manage exposures to fluctuations in NOVA Chemicals' stock-based compensation costs, as the costs of the plans vary as the market price of the underlying common shares changes. For further details on NOVA Chemicals' equity forward contracts, see Stock-Based Compensation, Forward Transactions and Profit Sharing on page 47.

CREDIT RISK MANAGEMENT

NOVA Chemicals is exposed to credit risk on financial instruments in cases where a counterparty to an instrument fails to make payment of unrealized gains. The Company has established a limit on contingent exposure for each counterparty, based on the counterparty's credit rating. Credit exposure is managed through credit approval and monitoring procedures. Concentration of credit risk can result primarily from receivables, as certain customer groups are located in the same geographic area and operate in the same industry. NOVA Chemicals manages its credit risk relating to these receivables through credit approval and monitoring procedures.

GOVERNMENT REGULATION AND ENVIRONMENTAL PROTECTION

Like other companies in the plastics and chemical industries, NOVA Chemicals is subject to extensive environmental laws and regulations at all levels of government. These laws and regulations concern the manufacturing, processing and importation of certain petrochemical substances; discharges or releases (air, land or water); and the generation, handling, storage, transportation, treatment, disposal and clean-up of regulated materials. Although NOVA Chemicals believes that its businesses, operations and facilities are being operated in material compliance with applicable environmental laws and regulations, the operation of any petrochemical facility and the distribution of petrochemical products involve the risk of accidental discharges of toxic or hazardous materials, personal injury and property and environmental damage.

Furthermore, applicable environmental laws and regulations are complex, change frequently and provide for substantial fines, regulatory penalties and criminal sanctions in the event of non-compliance. In addition, substantial costs can sometimes result from orders that require rectification of environmental conditions. NOVA Chemicals cannot provide assurance that it will not incur substantial costs or liabilities as a result of such occurrences or the enforcement of environmental laws.

From time-to-time, NOVA Chemicals has entered into various consent agreements or been subject to administrative orders for pollution abatement or remedial action. Under some environmental laws, NOVA Chemicals may be subject to strict and, under certain circumstances, joint and several liability for the costs of environmental contamination on or from its properties and at off-site locations where NOVA Chemicals disposed of or arranged for disposal or treatment of hazardous substances and may also incur liability for related damages to natural resources. NOVA Chemicals has been named as a potentially responsible party under the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or its state equivalents, at several third-party sites. NOVA Chemicals cannot provide assurance that significant costs will not be incurred.

In 1985, NOVA Chemicals adopted the Responsible Care initiative as the basis for its overall safety, health, environment, security and risk program. Responsible Care is a global chemical industry performance initiative created by the Canadian Chemical Producers' Association (CCPA) in 1985 and adopted by the American Chemistry Council (ACC) in the United States in 1988. Responsible Care is currently practiced by chemical industry associations in more than 53 countries worldwide. Responsible Care requires participants to commit to the responsible management of the total life cycle of their products. In 2006, the ACC honored NOVA Chemicals as co-winner of their Responsible Care Leadership award in the medium-sized company category. The award recognizes outstanding leadership and performance under the Responsible Care initiative.

NOVA Chemicals is active in a number of voluntary environmental initiatives to reduce emissions and wastes from its facilities. NOVA Chemicals participates in the CCPA's National Emissions Reduction Master plan and is also directly involved in the Canadian Chemical Industry's Environmental Performance Memoranda of Understanding with the Federal, Ontario and Alberta governments, which is a voluntary program designed to achieve reductions in air emissions from the chemical industry. Through a greenhouse gas emissions management program, NOVA Chemicals is committed to economically viable solutions to climate change concerns. This includes NOVA Chemicals' participation in the joint venture with ATCO Power Canada Ltd. and EPCOR Power Development Corporation to operate a natural gas-fired cogeneration power plant at its production site at Joffre, Alberta. This joint venture has substantially reduced greenhouse gas emissions when compared with supplying the electrical needs of the Joffre site from Alberta's primarily coal-fired electrical generation facilities.

In 2002, Canada ratified the Kyoto Protocol thereby committing it to legislating reductions in air emissions that contribute to climate change.

On Apr. 27, 2007, the Canadian federal government released its plan for industrial air emission reductions with its "Turning the Corner" plan including an ultimate goal of reducing greenhouse gas emissions by 20% from 2006 levels by the year 2020 and by 60 to 70% by 2050. Existing facilities will be required to reduce greenhouse gas emissions intensity by 18% from 2006 levels beginning in the year 2010. The federal plan will be implemented through a series of amendments to existing regulations, which are expected to begin in the spring of 2008. As a result, legally binding greenhouse gas emission reduction targets will be imposed on NOVA Chemicals' operations in Canada.

In addition to the anticipated federal regulations, most of the Canadian provinces are also contemplating some form of greenhouse gas emissions reduction legislation. In Alberta, *the Specified Gas Emitters Regulation* under the *Climate Change and Emissions Management Act* came into force on July 1, 2007, imposing annual reductions targets on facilities that emit greenhouse gases. Established facilities are required to reduce carbon dioxide equivalent gases by 12% from a 2003-2006 average emissions intensity (baseline). Baseline emissions data were required to be submitted by each facility by Dec. 31, 2007. Alberta's ultimate goal is to reduce greenhouse gas emission relative to gross domestic product by 50% from 1990 levels by 2020.

There is no national greenhouse gas emissions reduction program that imposes reduction targets in the United States, but some states have announced an intention to implement such programs and NOVA Chemicals' operations in the United States could have targets imposed. INEOS NOVA's European operations are also located in countries where greenhouse gas emission targets are currently being imposed.

NOVA Chemicals is developing and implementing a variety of initiatives to reduce greenhouse gas emissions and improve energy efficiency across its operations. Due to the uncertainty of long-term regulatory requirements, NOVA Chemicals cannot provide assurance that it will not incur substantial costs to meet greenhouse gas emission reduction requirements or whether they will be material.

Summarized Quarterly Financial Information

three months ended (millions of U.S. dollars, except where noted)	2007				2006			
	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31
Revenue	$1,795	$1,755	$1,676	$1,506	$1,635	$1,712	$1,619	$1,553
Operating income (loss)	$ 114	$ 188	$ 150	$ 101	$ (837)	$ 13	$ 107	$ 37
Net income (loss)	$ 126	$ 97	$ 80	$ 44	$ (781)	$ (24)	$ 106	$ (4)
Net income (loss) per common share								
— Basic	$ 1.52	$ 1.17	$ 0.97	$ 0.53	$ (9.46)	$ (0.29)	$ 1.28	$ (0.05)
— Diluted	$ 1.51	$ 1.16	$ 0.96	$ 0.53	$ (9.46)	$ (0.29)	$ 1.27	$ (0.05)
Weighted-average common shares outstanding (millions)								
— Basic	83.0	83.0	82.9	82.7	82.6	82.6	82.5	82.5
— Diluted	83.4	83.8	83.7	83.5	82.6	82.6	83.2	82.5

QUARTERLY EARNINGS TRENDS

The improvement in net income in the first quarter of 2007 was due to strengthening margins, cost reductions and mark-to-market unrealized gains on feedstock derivatives ($17 million after-tax) offset somewhat by the negative impact of the Canadian rail strike ($8 million after-tax). Net income increased in the second quarter due to significant margin improvement in the Olefins/Polyolefins business unit. While market ethylene and polyethylene price increases were offset by higher feedstock costs on the U.S. Gulf Coast, NOVA Chemicals' feedstock costs increased only slightly resulting in improved margins. The Alberta Advantage was significant in the second quarter at approximately 13 cents per pound. In the third and fourth quarters, the Olefins/Polyolefins business unit reported record EBITDA due to strong domestic and export demand and improving margins as price increases exceeded feedstock cost changes. Margins improved as industry price increases, driven by rising market feedstock costs outpaced the Company's Alberta based feedstock costs. The Alberta Advantage averaged a record 27 cents per pound by year-end; 17 cents per pound on average for the full year. As previously mentioned, several non-recurring items also impacted NOVA Chemicals' earnings in 2007 including restructuring charges of $55 million after-tax, $25 million impact of a stronger Canadian Dollar, Canadian federal tax-rate reduction benefit of $65 million, $13 million non-cash tax benefit associated with a Belgium tax case, the Canadian rail strike negative impact of $8 million after-tax and the sale of the previously shutdown Chesapeake, Virginia, facility and other incidental land of $14 million after-tax.

The net loss in the first quarter of 2006 was primarily the result of the extended Corunna facility shutdown for maintenance and modernization work, and the accrued severance costs associated with the closure of the Chesapeake, Virginia facility. In addition, margins eroded due to selling prices falling at a faster rate than feedstock costs. Net income in the second quarter was favorably impacted by Canadian tax rate reductions of $60 million, the Corunna site beginning expanded operations and improved ethylene and PE margins. The third-quarter loss was primarily related to North American restructuring costs and the costs associated with the closure of the Carrington, UK site. The third quarter also saw the highest quarterly EBITDA for the Company's Olefins/Polyolefins business unit to such date as polyethylene and ethylene price increases outpaced higher feedstock costs. The fourth quarter net loss was largely due to the one-time, non-cash write-down of the STYRENIX business unit assets, however business operating performance also suffered. Despite unusually high sales volumes in the Olefins/Polyolefins business unit, PE and ethylene pricing declined from the third quarter by 16% and 12%, respectively. This was due in large part to de-stocking as converters worked off excess inventories in anticipation of the 2006 hurricane season, which did not result in disruptions as in 2005. Similarly, styrene and the Performance Styrenics unit's products such as EPS also saw price declines, although not as dramatic as in the Olefins/Polyolefins business.

FOURTH QUARTER 2007 OVERVIEW

The Company filed its Management's Discussion & Analysis for the fourth quarter of 2007 (the "Fourth Quarter MD&A") with the Canadian securities administrators and the U.S. Securities and Exchange Commission on Jan. 31, 2008. The Fourth Quarter MD&A is hereby incorporated by reference into this MD&A for the year ended Dec. 31, 2007.

Share Data

Common Shares Issued and Outstanding

(number of shares)	For the period ended February 7, 2008	2007	2006	2005
Beginning of period	83,054,528	82,561,272	82,364,899	84,268,293
Issued upon exercise of options	43,445	493,256	196,373	695,157
Repurchased	—	—	—	(2,598,551)
End of period	83,097,973	83,054,528	82,561,272	82,364,899

Employee Incentive Stock Options

(number of shares)	For the period ended February 7, 2008	2007	2006	2005
Beginning of period	4,054,567	5,478,697	5,107,611	5,849,131
Granted	223,550	174,100	1,007,259	532,750
Exercised	(56,502)	(1,547,696)	(567,795)	(1,257,857)
Cancelled	(4,138)	(50,534)	(68,378)	(16,413)
End of period	4,217,477	4,054,567	5,478,697	5,107,611

DISCLOSURE CONTROLS AND PROCEDURES

NOVA Chemicals' management, with the participation of the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), has evaluated the effectiveness, as at Dec. 31, 2007, of NOVA Chemicals' disclosure controls and procedures (as defined in Rules 13a-15e and 15d-15e under the United States Securities Exchange Act of 1934) and has concluded that such disclosure controls and procedures are effective.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in NOVA Chemicals' internal control over financial reporting during the year ended Dec. 31, 2007, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. Management has determined that no material change in internal control over financial reporting has occurred as a result of the implementation of the INEOS NOVA joint venture.

ADDITIONAL INFORMATION

Additional information relating to NOVA Chemicals, including the Annual Information Form, is filed with Canadian securities administrators and can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. This same information is filed with the U.S. Securities and Exchange Commission and can be accessed via its Electronic Data Gathering, Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml.

Trademark Information

NOVA Chemicals is a registered trademark of NOVA Brands Ltd.; authorized use/utilization autorisée.

Advanced SCLAIRTECH™ and SCLAIRTECH™ are trademarks of NOVA Chemicals.

SURPASS® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere.

SCLAIR® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere; authorized use/utilisation autorissée.

ARCEL® and DYLARK® are.registered trademarks of NOVA Chemicals Inc.

NAS® and ZYLAR® are registered trademarks of INEOS NOVA.

Elemix™, IMx™ and NOVACAT™ are trademarks of NOVA Chemicals Inc.

accel-E™ is a trademark of Accelerated Building Technologies, LLC.

TPF Thermo Plastic Flowforming™ and Sheetless ThermoForming™ are trademarks of LRM Industries, LLC.

LEED® is a registered trademark of the U.S. Green Building Council Non Profit Corporation.

Responsible Care® is a registered trademark of the Canadian Chemical Producers' Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council, Inc. (ACC) in the United States.

Consolidated Six-Year Review

(millions of U.S. dollars, except per share amounts, ratios and miscellaneous data)	2007	2006[1]	2005[1]	2004	2003	2002
Operating Results						
Revenue	$6,732	$6,519	$5,616	$5,270	$3,949	$3,091
Adjusted EBITDA[2]	$ 885	$ 604	$ 461	$ 570	$ 219	$ 215
Operating income (loss)[2]	$ 553	$ (680)	$ 3	$ 265	$ (94)	$ (71)
Net income (loss)	$ 347	$ (703)	$ (101)	$ 253	$ (14)	$ (112)
Total assets	$4,836	$4,077	$5,178	$5,047	$4,413	$4,154
Capitalization						
Current bank loans	$ 3	$ 1	$ 1	$ —	$ —	$ 3
Long-term debt[3]	1,794	1,779	1,973	1,714	1,682	1,793
Less: Cash and cash equivalents and restricted cash and other assets	(122)	(60)	(166)	(317)	(284)	(64)
Net debt[2]	$1,675	$1,720	$1,808	$1,397	$1,398	$1,732
Shareholders' equity	1,101	546	1,215	1,484	1,301	980
Total capitalization net of cash and cash equivalents and restricted cash[2]	$2,776	$2,266	$3,023	$2,881	$2,699	$2,712
Cash Flow Data						
Cash provided by (used in) operating activities	$ 329	$ 350	$ 338	$ 335	$ (26)	$ 314
Capital expenditures (net of project advances)	$ 156	$ 198	$ 419	$ 227	$ 119	$ 70
Net debt (repayments) additions	$ (13)	$ (195)	$ 317	$ 15	$ (157)	$ (307)
Data per Common Share						
Net income (loss)						
— Basic	$ 4.19	$ (8.52)	$ (1.22)	$ 2.92	$ (0.16)	$ (1.30)
— Diluted	$ 4.16	$ (8.52)	$ (1.22)	$ 2.72	$ (0.16)	$ (1.30)
Common shareholders' equity at year-end[2][4]	$ 13.3	$ 6.62	$14.76	$16.00	$13.60	$12.40
Ratios						
Return (loss) on average common equity[2][5]	43.2%	(55.6)%	(7.5)%	19.2%	(0.8)%	(11.1)%
Net debt to total capitalization[2]	60.3%	75.9%	59.8%	48.5%	51.8%	63.9%
Miscellaneous Data						
Employees at year-end [6]	2,820	3,300	3,600	4,100	4,300	4,300
Closing share price						
— TSX ($Cdn)	$32.27	$32.50	$38.81	$56.70	$35.04	$28.89
— NYSE ($U.S.)	$32.40	$27.90	$33.40	$47.30	$26.95	$18.30
Dividends and distributions						
Common shares	$ 31	$ 29	$ 27	$ 28	$ 25	$ 23

(1) In 2007, NOVA Chemicals changed its accounting for its interest in the European accounts receivable securitization program, undertaken by the European joint venture in 2006. Accounts receivable securitization transactions are recorded as sales of assets based on the transfer of control to the purchaser as opposed to financing. Also in 2007, NOVA Chemicals reclassified the current portion of stock-based compensation and pension assets from Deferred credits and long-term liabilities to Accounts payable and accrued liabilities and Investments and other assets, respectively, in 2006 and 2005. In addition, $65 million was reclassified from Restricted cash and other assets to Long-term debt in 2006 and 2005.

(2) In addition to providing measures in accordance with Canadian GAAP, NOVA Chemicals presents certain supplemental measures. These measures do not have any standardized meaning prescribed by Canadian GAAP, and are, therefore, unlikely to be comparable to measures provided by other companies. Certain of these measures are defined on page 54 of the Management's Discussion & Analysis.

(3) Long-term debt includes current portion of long-term debt.

(4) Common shareholders' equity divided by outstanding common shares. Years prior to 2005 assume the retractable preferred shares were exchanged for common shares to a maximum of 8.5 million. Effective September 2005, the preferred shares are no longer convertible to common shares.

(5) Net income (loss) divided by average common equity.

(6) Excludes approximately 450 NOVA Chemicals' employees who have been transferred to INEOS NOVA.

Management's Report

TO THE SHAREHOLDERS OF NOVA CHEMICALS CORPORATION

The Consolidated Financial Statements and other financial information included in this annual report have been prepared by management. It is management's responsibility to ensure that sound judgment, appropriate accounting principles and methods and reasonable estimates have been used in the preparation of this information. They also ensure that all information presented is consistent.

Management is also responsible for establishing and maintaining internal controls and procedures over the financial reporting process. The internal control system includes an internal audit function and an established business conduct policy that applies to all employees. In addition, the Company has adopted a code of ethics that applies to its Chief Executive Officer, Chief Financial Officer and Corporate Controller. The code of ethics can be viewed on NOVA Chemicals' website (www.novachemicals.com). Management believes the system of internal controls, review procedures and established policies provide reasonable assurance as to the reliability and relevance of financial reports. Management also believes that NOVA Chemicals' operations are conducted in conformity with the law and with a high standard of business conduct.

During the past year, we have directed efforts to improve and document the design and operating effectiveness of internal control over external financial reporting. The effectiveness of internal control over financial reporting has been subjected to audit by the shareholders' auditors. As at year-end, we have reported that internal control over financial reporting is effective. In compliance with Section 302 of the United States Sarbanes-Oxley Act of 2002, NOVA Chemicals' Chief Executive Officer and Chief Financial Officer will provide to the Securities and Exchange Commission a certification related to NOVA Chemicals' annual disclosure document in the U.S. (Form 40-F). The same certification will be provided to the Canadian Securities Administrators.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board carries out this responsibility principally through its Audit, Finance and Risk Committee. The Committee, which consists solely of independent directors, reviews the financial statements and annual report and recommends them to the Board for approval. The Committee meets with management, internal auditors and external auditors to discuss internal controls, auditing matters and financial reporting issues. Internal and external auditors have full and unrestricted access to the Audit, Finance and Risk Committee. The Committee also recommends a firm of external auditors to be appointed by the shareholders.

Jeffrey M. Lipton
Chief Executive Officer

Larry A. MacDonald
Senior Vice President & Chief Financial Officer

February 7, 2008
Calgary, Canada

Management's Annual Report on Internal Control Over Financial Reporting

The following report is provided by management in respect of NOVA Chemicals' internal control over financial reporting (as defined in Rules 13a-15f and 15d-15f under the United States Securities Exchange Act of 1934):

1. NOVA Chemicals' management is responsible for establishing and maintaining adequate internal control over financial reporting for NOVA Chemicals.

2. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of NOVA Chemicals' internal control over financial reporting. Management believes that the COSO framework is a suitable framework for its evaluation of NOVA Chemicals' internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of NOVA Chemicals' internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of NOVA Chemicals' internal controls are not omitted and is relevant to an evaluation of internal control over financial reporting.

3. NOVA Chemicals' Consolidated Financial Statements include the accounts of the INEOS NOVA joint venture via proportionate consolidation in accordance with Canadian GAAP. Management is unable to evaluate the effectiveness of internal control within the joint venture due to the fact that NOVA Chemicals does not have the right or authority to evaluate the internal controls of the joint venture and does not have the access necessary, in practice, to evaluate those controls. Management's conclusion regarding the effectiveness of internal controls does not extend to the internal controls of the joint venture. The 2007 Consolidated Financial Statements of NOVA Chemicals included $920 million and $396 million of total and net assets, respectively, related to the INEOS NOVA joint venture as of December 31, 2007, and $1,005 million and $60 million of revenues and net loss, respectively, for the year then ended.

4. Management has assessed the effectiveness of NOVA Chemicals' internal control over financial reporting, as at December 31, 2007, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses in NOVA Chemicals' internal control over financial reporting that have been identified by management.

5. Ernst & Young LLP, who has audited the Consolidated Financial Statements of NOVA Chemicals for the year ended December 31, 2007, has also issued a report on internal controls under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). This report is located on page 70 of this Annual Report.

Jeffrey M. Lipton
Chief Executive Officer

Larry A. MacDonald
Senior Vice President & Chief Financial Officer

February 7, 2008
Calgary, Canada

Independent Auditors' Report on Financial Statements

Under Canadian Generally Accepted Auditing Standards and the Standards of the Public Company Accounting Oversight Board (United States)

TO THE SHAREHOLDERS OF NOVA CHEMICALS CORPORATION

We have audited the Consolidated Balance Sheets of NOVA Chemicals Corporation as at December 31, 2007 and 2006, and the related Consolidated Statements of Income (Loss), Changes in Shareholders' Equity, Comprehensive Income (Loss) and Cash Flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of NOVA Chemicals Corporation as at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with Canadian Generally Accepted Accounting Principles.

As discussed in Note 2 to the Consolidated Financial Statements, the Corporation made changes to its methods of accounting for stock-based compensation, financial instruments and hedges, and has also changed its presentation of equity and changes in equity, including reporting of comprehensive income. As discussed in Note 21, the Corporation made changes to its methods of accounting for uncertainty in income taxes and defined benefit pension and other post-retirement plans. In addition, as described in Note 19, the Corporation has restated its segmented reporting for the years ended December 31, 2006 and 2005.

We have also audited, in accordance with the Standards of the Public Company Accounting Oversight Board (United States), NOVA Chemicals Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 7, 2008, expressed an unqualified opinion thereon.

Ernst & Young LLP

Ernst & Young LLP
Chartered Accountants

February 7, 2008
Calgary, Canada

Independent Auditors' Report on Internal Controls

Under Standards of the Public Company Accounting Oversight Board (United States)

TO THE SHAREHOLDERS OF NOVA CHEMICALS CORPORATION

We have audited NOVA Chemicals Corporation (NOVA Chemicals or the Corporation) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). NOVA Chemicals' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Generally Accepted Accounting Principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in Management's Annual Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the INEOS NOVA joint venture, included in NOVA Chemicals' 2007 Consolidated Financial Statements and constituting $920 million and $396 million of total and net assets, respectively, as of December 31, 2007, and $1,005 million and $60 million of revenues and net loss, respectively, for the year then ended. Our audit of internal control over financial reporting of NOVA Chemicals did not include an evaluation of the internal controls over financial reporting of the INEOS NOVA joint venture.

In our opinion, NOVA Chemicals maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of NOVA Chemicals Corporation as at December 31, 2007 and 2006, and the Consolidated Statements of Income (Loss), Changes in Shareholders' Equity, Comprehensive Income (Loss) and Cash Flows for each of the years in the three-year period ended December 31, 2007, and our report dated February 7, 2008, expressed an unqualified opinion thereon.

Ernst & Young LLP

Ernst & Young LLP
Chartered Accountants

February 7, 2008
Calgary, Canada

Consolidated Statements of Income (Loss)

year ended December 31 (millions of U.S. dollars, except number of shares and per share amounts)	2007	2006	2005
Revenue	$6,732	$6,519	$5,616
Feedstock and operating costs	5,598	5,663	4,906
Depreciation and amortization	246	299	290
Selling, general and administrative	199	201	199
Research and development	50	51	50
Restructuring charges (Note 13)	86	985	168
	6,179	7,199	5,613
Operating income (loss)	553	(680)	3
Interest expense, net (Note 8)	(175)	(168)	(113)
Other gains (Note 14)	20	1	8
	(155)	(167)	(105)
Income (loss) before income taxes	398	(847)	(102)
Income tax (expense) recovery (Note 15)	(51)	144	1
Net income (loss)	$ 347	$ (703)	$ (101)
Weighted-average number of common shares outstanding (millions)			
— Basic	83	83	83
— Diluted	84	83	83
Net income (loss) per common share (Note 10)			
— Basic	$ 4.19	$ (8.52)	$ (1.22)
— Diluted	$ 4.16	$ (8.52)	$ (1.22)

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income (Loss)

year ended December 31 (millions of U.S. dollars)	2007	2006	2005
Net income (loss)	$347	$(703)	$(101)
Other comprehensive income (loss):			
Unrealized loss on available-for-sale securities, net of tax of $0	(1)	—	—
Unrealized gain (loss) on translation of self-sustaining foreign operations	235	54	(29)
	234	54	(29)
Comprehensive income (loss)	$581	$(649)	$(130)

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

December 31 (millions of U.S. dollars)	2007	2006[1]
Assets		
Current assets		
Cash and cash equivalents	$ 118	$ 53
Accounts receivable (Note 3)	608	496
Inventories (Note 4)	882	669
Restricted cash and other assets	4	7
	1,612	1,225
Investments and other assets (Note 5)	177	133
Property, plant and equipment, net (Note 6)	3,047	2,719
	$4,836	$4,077
Liabilities and Shareholders' Equity		
Current liabilities		
Bank loans	$ 3	$ 1
Accounts payable and accrued liabilities (Note 7)	1,163	983
Long-term debt due within one year (Note 8)	254	197
	1,420	1,181
Long-term debt (Note 8)	1,540	1,582
Deferred credits and long-term liabilities (Note 9)	265	333
Future income taxes (Note 15)	510	435
	3,735	3,531
Shareholders' Equity		
Common shares	505	497
Contributed surplus	27	25
Accumulated other comprehensive income	612	378
Deficit	(43)	(354)
	1,101	546
	$4,836	$4,077
Contingencies and commitments (Notes 8, 18 and 20)		

(1) In 2007, NOVA Chemicals reclassified certain balance sheet amounts. See Notes 2 and 3.

See accompanying Notes to Consolidated Financial Statements.

On behalf of the board:

Kerry L. Hawkins
Director

Jeffrey M. Lipton
Director

Consolidated Statements of Cash Flows

year ended December 31 (millions of U.S. dollars)	2007	2006[1]	2005[1]
Operating Activities			
Net income (loss)	$ 347	$(703)	$(101)
Depreciation and amortization	246	299	290
Future income tax recovery (Note 15)	(58)	(219)	(69)
Other gains (Note 14)	(20)	(1)	(8)
Stock option expense (Note 11)	2	8	8
Unrealized (gain) loss on derivatives	(21)	20	(12)
Non-cash restructuring charges (Note 13)	61	907	161
Changes in non-cash working capital	(113)	2	143
Changes in non-current assets and liabilities	(115)	37	(74)
Cash provided by operating activities	329	350	338
Investing Activities			
Proceeds on sales of assets, investments and other capital transactions	6	3	11
Property, plant and equipment additions	(156)	(198)	(419)
Turnaround costs, long-term investments and other assets	(42)	(48)	(176)
Acquisition of production rights	(30)	—	—
Cash used in investing activities	(222)	(243)	(584)
Financing Activities			
Increase in current bank loans	2	—	1
(Decrease) increase in revolving debt	(4)	108	—
Long-term debt additions	1	5	419
Long-term debt repayments	(12)	(308)	(103)
Affiliate long-term notes	—	3	—
Common shares issued	8	3	13
Common shares repurchased	—	—	(125)
Options retired for cash (Note 11)	(6)	(2)	(11)
Common share dividends	(31)	(29)	(27)
Cash (used in) provided by financing activities	(42)	(220)	167
Increase (decrease) in cash and cash equivalents	65	(113)	(79)
Cash and cash equivalents, beginning of year	53	166	245
Cash and cash equivalents, end of year	$ 118	$ 53	$ 166
Cash tax payments	$ 62	$ 53	$ 55
Cash interest payments	$ 172	$ 168	$ 131

(1) In 2007, NOVA Chemicals reclassified certain balance sheet amounts. See Notes 2 and 3.

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Shareholders' Equity

(millions of U.S dollars, except number of shares)	Common Shares (Issued and Outstanding) Shares[1]	Amount	Contributed Surplus	Accumulated Other Comprehensive Income	Reinvested Earnings (Deficit)	Total
Balance at December 31, 2004	84,268,293	$499	$11	$353	$ 621	$1,484
Net loss	—	—	—	—	(101)	(101)
Other comprehensive loss						
Unrealized loss on translation of self-sustaining foreign operations	—	—	—	(29)	—	(29)
Comprehensive loss						(130)
Stock option expense (Note 11)	—	—	8	—	—	8
Issued for cash on exercise of stock options (Note 11)	570,547	13	(3)	—	—	10
Issued on exercise of stock options as share appreciation rights (Note 11)	124,610	—	—	—	—	—
Stock options retired for cash (Note 11)	—	—	—	—	(5)	(5)
Common share dividends	—	—	—	—	(27)	(27)
Common shares repurchased[2]	(2,598,551)	(18)	—	—	(107)	(125)
Balance at December 31, 2005	82,364,899	$494	$16	$324	$ 381	$1,215
Net loss	—	—	—	—	(703)	(703)
Other comprehensive income						
Unrealized gain on translation of self-sustaining foreign operations	—	—	—	54	—	54
Comprehensive loss						(649)
Stock option expense (Note 11)	—	—	9	—	—	9
Issued for cash on exercise of stock options (Note 11)	129,007	3	—	—	—	3
Issued on exercise of stock options as share appreciation rights (Note 11)	67,366	—	—	—	—	—
Stock options retired for cash (Note 11)	—	—	—	—	(3)	(3)
Common share dividends	—	—	—	—	(29)	(29)
Balance at December 31, 2006	82,561,272	$497	$25	$378	$(354)	$ 546
Net income	—	—	—	—	347	347
Other comprehensive income						
Unrealized loss on available-for-sale securities	—	—	—	(1)	—	(1)
Unrealized gain on translation of self-sustaining foreign operations	—	—	—	235	—	235
Comprehensive income						581
Stock option expense (Note 11)	—	—	2	—	—	2
Issued for cash on exercise of stock options (Note 11)	357,683	8	—	—	—	8
Issued on exercise of stock options as share appreciation rights (Note 11)	135,573	—	—	—	—	—
Stock options retired for cash (Note 11)	—	—	—	—	(5)	(5)
Common share dividends	—	—	—	—	(31)	(31)
Balance at December 31, 2007[3]	83,054,528	$505	$27	$612	$ (43)	$1,101

See accompanying Notes to Consolidated Financial Statements.

(1) Unlimited number of authorized voting common shares without par value, non-voting first preferred shares, and non-voting second preferred shares. Currently only common shares are issued and outstanding.

(2) In 2007 and 2006, the Corporation did not repurchase any common shares. In 2005, the Corporation repurchased 2,598,551 of its common shares, with a carrying value of $18 million, on the Toronto Stock Exchange for cash of $125 million. The difference between the cash paid and the carrying value of the shares was charged to reinvested earnings.

(3) Stated common share capital for legal purposes at Dec. 31, 2007, is $1,640 million.

Notes To Consolidated Financial Statements

All amounts in U.S. dollars, unless otherwise noted.

1. Basis of Presentation

NOVA Chemicals is incorporated under the laws of the Canada Business Corporations Act. Where used in these financial statements, "NOVA Chemicals" or "the Corporation" or "the Company" means NOVA Chemicals Corporation alone or together with its subsidiaries and affiliates, depending on the context in which such terms are used. The Consolidated Financial Statements include the accounts of the Corporation, its subsidiaries and the proportionate share of the accounts of its joint ventures. Where reference is made to balances due to and from, and transactions with affiliate; "affiliate" means INEOS NOVA (see Note 5 on page 83) and other joint ventures. These transactions arise from business conducted between NOVA Chemicals and INEOS NOVA and other joint ventures.

These Consolidated Financial Statements have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (GAAP). These accounting principles are different in some respects from those generally accepted in the United States and the significant differences are described in Note 21, "United States Generally Accepted Accounting Principles" (U.S. GAAP).

The Corporation reports its Consolidated Financial Statements in U.S. dollars.

The preparation of these Consolidated Financial Statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Actual results could differ materially from those estimates due to factors such as fluctuations in commodity prices, foreign exchange rates, interest rates, changes in economic conditions and regulatory changes. Examples of significant estimates include: the estimated useful lives of assets; the recoverability of tangible assets; certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets; and estimates of cash flows related to environmental site restoration and clean-up and the resulting asset retirement obligations.

2. Summary of Significant Accounting Policies

CHANGES IN ACCOUNTING POLICIES

Changes in Accounting Policies and Estimates, and Errors. On Jan. 1, 2007, NOVA Chemicals adopted new accounting standards as prescribed by the Canadian Institute of Chartered Accountants ("CICA") Section 1506, *Changes in Accounting Policies and Estimates, and Errors,* which provides that an entity is permitted to change accounting policies only when it is required by a primary source of GAAP, or when the change results in a reliable and more relevant presentation in the financial statements. This new standard applies to fiscal years beginning on or after Jan. 1, 2007.

Financial Instruments — Recognition and Measurement (CICA Section 3855). On Jan. 1, 2007, NOVA Chemicals adopted CICA 3855, which establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Under CICA 3855, all financial assets must be classified as either held-for-trading, available-for-sale, held-to-maturity investments or loans and receivables. All financial liabilities must be classified as held-for-trading or other financial liabilities. All financial instruments, including derivatives, are included on the Consolidated Balance Sheets and are measured at fair value, except for held-to-maturity investments, loans and receivables and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value depend on the instrument's initial classification. Held-for-trading financial instruments are measured at fair value, and all gains and losses are included in net income (loss) in the period in which they arise. Available-for-sale financial instruments are measured at fair value, determined by published market prices in an active market, except for investments in equity instruments that do not have quoted market prices in an active market which are measured at cost. Changes in fair value are recorded in other comprehensive income (loss) until the assets are removed from the balance sheet. Investments classified as available-for-sale are written down to fair value through income whenever it is necessary to reflect other-than-temporary impairment. Realized gains and losses on the disposal of available-for-sale securities are recognized in other gains and losses. Also, transaction costs related to all financial assets and liabilities are added to the acquisition or issue cost, unless the financial instrument is classified as held-for-trading, in which case the transaction costs are recognized immediately in net income (loss).

CICA Section 3855 also requires financial and non-financial derivative instruments to be measured at fair value and recorded as either assets or liabilities, with the exception of non-financial derivative contracts that were entered into and continue to be held for the purpose of receipt or delivery of a non-financial item in accordance with NOVA Chemicals' expected purchase, sale or usage requirements. Certain derivatives embedded in non-derivative contracts must also be measured at fair value. Any changes in the fair value of recognized derivatives are included in net income (loss) in the period in which they arise, unless specific hedge accounting criteria are met, as defined in CICA Section 3865. NOVA Chemicals included an unrealized gain of $20 million ($0.24 per share diluted) in feedstock and operating costs on the Consolidated Statements of Income (Loss) for the year ended Dec. 31, 2007. The same accounting treatment applied to these non-financial derivative contracts prior to the adoption of CICA Section 3855. Fair values for NOVA Chemicals' recognized commodity-based derivatives are based on the forward prices of the associated market index. No non-financial derivatives have been recognized as a result of the application of this standard, as all of NOVA Chemicals' non-financial derivative contracts have been designated and documented as meeting NOVA Chemicals' expected purchase, sale or usage requirements.

As a result of the adoption of CICA Section 3855, NOVA Chemicals has classified at Dec. 31, 2007 and Jan. 1, 2007, its financial instruments as follows: cash and cash equivalents and derivative instruments (included in Accounts receivables, Investments and other assets, Accounts payable and accrued liabilities and Deferred credits and long-term liabilities on the Consolidated Balance Sheets) as held-for-trading; trade accounts receivable, advances receivable from affiliates and other receivables (included in Accounts receivable on the Consolidated Balance Sheets) and Restricted cash and other assets as loans and receivables; investments in non-affiliated entities (included in Investments and other assets on the Consolidated Balance Sheets) as available-for-sale; and trade accounts payable, other accounts payable, certain accrued liabilities (included in Accounts payable and accrued liabilities on the Consolidated Balance Sheets), bank loans (line of credit), long-term liabilities (included in Deferred credits and long-term liabilities on the Consolidated Balance Sheets) and long-term debt as other financial liabilities.

Under CICA Section 3855, long-term debt classified as other financial liability is required to be initially measured at fair value and subsequently measured at amortized cost. As a result, certain deferred debt discount and issuance costs that were previously reported in Restricted cash and other assets and Investments and other assets on the Consolidated Balance Sheets have been reclassified, on a prospective basis, and are now reported as a reduction of the respective debt obligations. In total, $17 million was reclassified on Jan. 1, 2007.

As noted above, certain investments in non-affiliated entities classified as available-for-sale are now measured at fair market value. Previously, these investments were measured at cost. On Jan. 1, 2007, the impact of this change was not material to the Consolidated Financial Statements. During the year ending Dec. 31, 2007, the change in fair value of these investments resulted in a loss of $1 million, net of tax, which was recorded in Other comprehensive income. NOVA Chemicals' investments in non-affiliated entities that do not have a quoted market price in an active market are measured at cost. As of Dec. 31, 2007, these investments totaled $11 million.

In addition, NOVA Chemicals has early adopted the related disclosure and presentation requirements contained in CICA Section 3862, *Financial Instruments – Disclosure* and CICA Section 3863, *Financial Instruments – Presentation* as of Dec. 31, 2007. These two standards replace CICA Section 3861, *Financial Instruments – Disclosure and Presentation*. The new standards revise and enhance the disclosure requirements and carry forward, substantially unchanged, the presentation requirements. These new standards emphasize the significance of financial instruments for the entity's financial position and performance, the nature and extent of risks arising from financial instruments, and how these risks are managed. These new standards are applicable to interim and annual periods relating to fiscal years beginning on or after Oct. 1, 2007. NOVA Chemicals has chosen to early adopt these new standards.

Accounting Policy for Transaction Costs (EIC 166). This standard requires an entity to disclose the accounting policy for transaction costs for all financial assets/liabilities other than those classified as held-for-trading. Transaction costs can either be recognized in net income or added to the initial carrying amount of the asset/liability it is directly attributable to. The same accounting policy must be chosen for all similar financial instruments, but a different accounting policy may be chosen for financial instruments that are not similar. EIC 166 should be applied retrospectively to transaction costs accounted for in accordance with CICA Section 3855 in financial statements issued for interim and annual periods ending on or after Sep. 30, 2007. NOVA Chemicals' accounting policy with respect to transaction costs has been to capitalize all transaction costs for all financial instruments (except for those classified as held-for-trading). This policy did not change as a result of adopting EIC 166.

Hedges (CICA Section 3865). The recommendations of CICA Section 3865, *Hedges*, replaces and expands the guidance in CICA Accounting Guideline 13 (AcG-13), *Hedging Relationships*, and the hedging guidance in CICA Section 1650, *Foreign Currency Translation*. CICA Section 3865 establishes standards for when and how hedge accounting may be applied as well as related disclosure requirements. Hedge accounting ensures the recording, in the same period, of counterbalancing gains, losses, revenues and expenses from designated derivative financial instruments as those related to the hedged item. NOVA Chemicals evaluated the impact of CICA Section 3865 on its Consolidated Financial Statements at Jan. 1, 2007, and determined that a gain on settlement of a derivative instrument that was previously designated as a hedge and deferred on the Consolidated Balance Sheets should now be reported as an adjustment of the previously hedged long-term debt instrument. As such, the deferred gain of $4 million was reclassified, on a prospective basis, from Accounts payable and accrued liabilities and Deferred credits and long-term liabilities to Long-term debt.

Comprehensive Income (CICA Section 1530). Adopted by NOVA Chemicals on Jan. 1, 2007, this standard establishes standards for reporting and presentation of comprehensive income (loss), which is defined as the change in equity from transactions and other events and circumstances from non-owner sources. As a result of adopting CICA Section 1530, two new statements, Consolidated Statements of Changes in Shareholders' Equity and Consolidated Statements of Comprehensive Income (Loss), have been presented. Comprehensive income (loss) is composed of NOVA Chemicals' net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains (losses) on available-for-sale financial assets, foreign currency translation gains (losses) on the net investment in self-sustaining foreign operations and changes in the fair market value of derivative instruments designated as cash flow hedges (not including the amount of ineffectiveness, if any), all net of income taxes. The components of comprehensive income (loss) are disclosed in the Consolidated Statements of Changes in Shareholders' Equity and Consolidated Statements of Comprehensive Income (Loss). As a result of the adoption of CICA Section 1530, the cumulative translation adjustment, formerly presented as a separate line item as part of Shareholders' equity in the Consolidated Balance Sheets, of $378 million as of Dec. 31, 2006, (Dec. 31, 2005 - $324; Dec. 31, 2004 - $353) was reclassified to Accumulated other comprehensive income ("AOCI").

Equity (CICA Section 3251). CICA Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting periods. The requirements of this Section have been effected in the presentation of the Consolidated Statements of Changes in Shareholders' Equity. This standard was adopted by NOVA Chemicals on Jan. 1, 2007.

Accounts Receivable Securitization (Europe). In the first quarter of 2007, NOVA Chemicals changed its accounting for its interest in the European accounts receivable securitization program, undertaken by the European joint venture. Accounts receivable securitization transactions are recorded as sales of assets based on the transfer of control to the purchaser as opposed to financing (Note 3).

Measurement Date. Effective Jan. 1, 2006, NOVA Chemicals changed the measurement date for reporting related to its defined benefit plans from Nov. 30 to Dec. 31. This change in measurement date has been used consistently in 2007 and will be for future periods. The change in measurement date had no significant impact on the 2006 Consolidated Financial Statements.

Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date (EIC 162). This standard, issued by the EIC, clarifies inconsistencies regarding accounting for stock-based awards granted to employees who are either eligible for retirement at the grant date or will be eligible before the end of the vesting period. Compensation costs for stock-based awards for employees eligible to retire at the grant date must be recognized at the grant date. Compensation costs for stock-based awards for employees who will become eligible to retire during the vesting period should be recognized over the period from the grant date to the date on which the employee becomes eligible to retire. Application of this standard has resulted in acceleration of the recognition of stock-based compensation expenses. EIC 162 was applied retroactively, with restatement of prior periods, and is effective for interim and annual periods ending on or after Dec. 31, 2006. Accordingly, NOVA Chemicals adopted EIC 162 in the fourth quarter of 2006. Prior periods presented were retrospectively adjusted, thereby reducing net loss in 2005 by $3 million ($0.04 per share diluted).

Accounting for Financial Instruments with Characteristics of Both Debt and Equity. On Jan. 1, 2005, the Corporation adopted new accounting standards as prescribed by the CICA, which harmonize accounting standards with U.S. GAAP for certain types of mandatorily redeemable shares and other financial instruments. Beginning on Jan. 1, 2005, these instruments were required to be reclassified, on a retroactive basis, as liabilities rather than equity. As a result, the

Series A preferred shares of NOVA Chemicals' subsidiary, NOVA Chemicals Inc., were reclassified as debt. In addition, dividends and distributions associated with these preferred shares were reclassified as interest expense.

CASH AND CASH EQUIVALENTS

Short-term investments with initial maturities not greater than 90 days are considered to be cash equivalents and are recorded at cost, which approximates current market value.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. NOVA Chemicals maintains an allowance for doubtful accounts for estimated losses of accounts that may become uncollectible. The allowance is based on the Corporation's historical percentage of uncollectible accounts, current delinquent customer accounts and management's assessment of the current business environment and its potential impact on the Corporation's customers. NOVA Chemicals considers a receivable delinquent if it is unpaid after the terms of the related invoice have expired. The allowance is evaluated quarterly based on a review of the aged receivables. Accounts receivable are written off to the allowance account at the time a customer receivable is known to be uncollectible or are written down to their estimated net realizable value if not collectible in full.

FOREIGN CURRENCY TRANSLATION

NOVA Chemicals' financial results are impacted by both translation and transaction currency effects resulting from changes in currency exchange rates. The Corporation's foreign operations are considered self-sustaining and are translated into U.S. dollars using the current rate method. Resulting translation gains or losses are deferred in AOCI until there is a realized reduction of the investment in the foreign operations. Transaction currency effects occur when NOVA Chemicals or one of its subsidiaries incurs monetary assets or liabilities in a currency different from its functional currency. These transaction gains and losses are recorded in Feedstock and operating costs in the Consolidated Statements of Income (Loss).

DERIVATIVE INSTRUMENTS

The Corporation sells petrochemical products at prices denominated in various currencies; purchases energy commodities; invests in foreign operations; issues short- and long-term debt, including amounts in foreign currencies; and utilizes a number of stock-based compensation plans. These activities result in exposures to fluctuations in foreign currency exchange rates, commodity prices, interest rates, and common stock prices. NOVA Chemicals may choose to modify these exposures by entering into contractual arrangements (derivatives), which reduce the exposure by creating offsetting positions. Derivative instruments are used only for economic hedges of foreign exchange rate, commodity price, interest rate, and stock price volatility risks. NOVA Chemicals enters into derivative financial instruments with high credit quality counterparties and diversifies its positions among such counterparties in order to reduce its exposure to credit losses. In addition, the credit risk of financial instruments with a positive fair value is minimized by way of limit management, which sets individual relative and absolute figures for risk exposure depending on the counterparty's credit rating. The Company has not experienced any credit losses on derivatives during the three-year period ended Dec. 31, 2007. Negative fair value is also minimized by way of limit management. If the aggregate negative fair value is at or above the corporate market risk limit, the appropriate level of management must be immediately notified and an appropriate course of action is determined. These derivative instruments are not utilized for trading or speculative purposes.

NOVA Chemicals has U.S., Canadian and European-based petrochemical operations. The Corporation periodically manages its exposure to fluctuations in Canadian and Euro dollar exchange rates by using forward exchange contracts.

NOVA Chemicals may choose to use commodity-based derivatives to manage its exposure to price fluctuations on crude oil, refined products and natural gas transactions. The instruments are used to moderate against adverse short-term price movements. Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements.

When considered appropriate, NOVA Chemicals enters into interest rate swaps in order to manage the fixed and floating interest rate mix on its long-term debt portfolio. The interest rate swap agreements generally involve the periodic exchange of payments without the exchange of the notional principal amounts upon which the payments are based.

Equity forward contracts are used to manage exposures to fluctuations in the Corporation's stock-based compensation costs, as the costs of the plans vary with changes in the market price of the underlying common shares.

Changes in the fair value of derivative instruments are reported in income or AOCI, depending on the use of the derivative and whether it qualifies for hedge accounting treatment under the provisions of CICA 3865, *Hedges*. Unrealized gains and losses on derivative instruments qualifying as cash flow hedges are recorded in AOCI to the extent the hedges are effective, until the underlying transactions are recognized in Feedstock and operating costs on the Consolidated Statements of Income (Loss). To the extent effective, unrealized gains and losses on derivative and non-derivative instruments used as hedges of the Company's net investment in foreign operations are recorded in AOCI. The ineffective portions of cash flow hedges and hedges of net investment in foreign operations, if any, are recognized in income immediately.

Unrealized gains and losses on derivative instruments designated and qualifying as fair value hedging instruments, as well as the offsetting unrealized gains and losses on the hedged items, are recognized in Feedstock and operating costs on the Consolidated Statements of Income (Loss) in the same accounting period. Unrealized gains and losses on derivative instruments that do not qualify or are not designated as hedges are marked to market at the end of each accounting period with the results included in Feedstock and operating costs on the Consolidated Statements of Income (Loss).

INVENTORIES
Inventories are carried at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis with no allocation of fixed production overhead.

INVESTMENTS
Investments in debt and marketable equity securities, including warrants, are classified as trading, available-for-sale, or held-to-maturity. Investments classified as trading are reported at fair value with unrealized gains and losses included in income. Investments classified as available-for-sale are reported at fair value with unrealized gains and losses recorded in AOCI. Those classified as held-to-maturity are recorded at amortized cost. Investments in non-affiliated entities that do not have a quoted market price in an active market are measured at cost. Investments are assessed annually for potential impairment.

JOINT VENTURES
NOVA Chemicals applies the proportionate consolidation method of accounting for its investments in joint venture operations. Under this method, NOVA Chemicals records, on a line-by-line basis within its financial statements and notes, its pro-rata share of the joint venture's assets, liabilities, revenues, expenses and cash flows.

PROPERTY, PLANT AND EQUIPMENT (PP&E)
NOVA Chemicals' PP&E consists primarily of land and buildings for producing petrochemicals and manufacturing equipment. PP&E are valued at historical cost. Financing costs incurred during major construction are capitalized as part of the cost of the asset until the asset is available for use. Costs related to turnaround activities are capitalized and amortized over the period remaining to the next turnaround activity, while maintenance and repair costs are expensed as incurred.

The Corporation periodically reviews the carrying value of PP&E for impairment when circumstances indicate an asset's value may not be recoverable. If it is determined that an asset's undiscounted cash flows are less than its carrying value, the asset is written down to its fair value.

DEPRECIATION
Buildings are depreciated on a straight-line basis over twenty years and equipment is depreciated on a straight-line basis generally between three and twenty years, depending on the type of equipment. These rates are designed to write-off assets to their salvage values over their estimated useful lives.

DEFERRED START-UP COSTS
Costs associated with start-up activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date the Corporation is ready to commence commercial service. Any revenues earned during this period are recorded as a reduction in deferred start-up costs. These costs are amortized on a straight-line basis over a five-year period, commencing on the date of commercial service.

LEASES

Leases are classified as operating or capital depending upon the terms and conditions of the contracts. Leases that transfer substantially all the benefits and risks of ownership to the Corporation are accounted for as capital leases. Assets under capital leases are amortized on a straight-line basis over the period of expected use and are classified as PP&E. Obligations recorded under capital leases are reduced by lease payments, net of imputed interest, and are classified as long-term debt.

INCOME TAXES

The liability method of tax allocation accounting is used. Under the liability method, future tax assets and liabilities are determined based on differences between the accounting and tax basis of assets and liabilities and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Periodically, future tax assets are evaluated as to the likelihood of their realization. In instances where it is not more likely than not that the future tax asset will be realized, a valuation allowance is recorded to reduce all or a portion of the future tax asset to its realizable amount. Changes in the valuation allowance are recorded as a component of income tax expense or recovery.

ASSET RETIREMENT OBLIGATIONS

An asset retirement obligation represents a legal obligation associated with the retirement of PP&E that is incurred upon the acquisition, construction, development or normal operation of that long-lived asset. The Corporation recognizes asset retirement obligations in the period in which they are incurred, if a reasonable estimate of fair value can be made. The associated estimated asset retirement costs are capitalized as part of the carrying amount of the PP&E and depreciated over its useful life. NOVA Chemicals' asset retirement obligations are primarily associated with closure of certain assets used in the chemicals manufacturing process.

EMPLOYEE FUTURE BENEFITS

Pension Plans. NOVA Chemicals sponsors both defined benefit and defined contribution pension arrangements covering substantially all employees.

The cost of defined benefit pensions is determined using the projected benefit method prorated on employment services and is expensed as employees provide services. Adjustments arising from plan amendments, as well as transitional pension assets or obligations, are amortized on a straight-line basis over the estimated average remaining service lifetime (EARSL). Adjustments arising from changes in assumptions and experience gains and losses are amortized over EARSL when the cumulative unamortized balance exceeds 10% of the greater of accrued obligations or plan assets. Gains or losses arising from plan curtailments and settlements are recognized in the year in which they occur. In the event that curtailments and settlements occur in the same period, curtailment accounting is performed before settlement accounting. For purposes of calculating the expected return on plan assets, pension assets are valued at fair value. Liabilities are measured at market discount rates that reflect the yield at the latest valuation date on a portfolio of high quality corporate bonds of similar duration as the Corporation's pension liabilities.

The cost of defined contribution benefits is expensed as earned by employees. NOVA Chemicals makes contributions in accordance with all plan agreements.

Post-Retirement Benefits Other Than Pensions. In North America, NOVA Chemicals provides medical care and life insurance benefits to eligible retirees and their dependents. Post-retirement benefit costs are expensed as the employees provide service.

STOCK-BASED COMPENSATION

The Corporation uses the fair-value based method of accounting for equity-settled, stock-based compensation awards granted to employees, such as options, where compensation expense is measured and recognized based on the fair value of the stock-based award. Amounts related to compensation costs are initially credited to contributed surplus and then transferred to common shares upon exercise of options or reinvested earnings (deficit) upon cancellation or retirement of options.

The Corporation uses the liability method of accounting for cash-settled, stock-based compensation awards granted to employees, such as equity appreciation and restricted stock units. Units granted are marked to market each period based on the value of NOVA Chemicals' common stock as reported on the Toronto or New York Stock Exchanges, as applicable. Changes in value are recorded in income (loss) over the service period or for vested units as such changes arise.

DEFERRED SHARE UNIT PLANS

Units issued under these plans are calculated based on annual management incentive awards or director fees. The cost of the units earned is expensed as employees and directors provide services. Any adjustments to the value of the units as a result of expected changes in NOVA Chemicals' common stock value are amortized on a straight-line basis over the EARSL of individuals participating in the plans.

EARNINGS PER SHARE

The treasury stock method is used to calculate diluted earnings per share. Under this method, the incremental number of common shares outstanding for the diluted earnings per share calculation is determined assuming that the proceeds from exercise of dilutive options are used to repurchase common shares at the average market price during the period.

SECURITIZATIONS

Accounts receivable securitization transactions are recorded as sales of assets based on the transfer of control to the purchasers. Transactions recorded in this manner result in the removal of the sold assets from the Corporation's balance sheet. Interest paid, net of servicing fees, on the portfolio of sold receivables is recorded as interest expense.

REVENUE RECOGNITION

The Corporation recognizes revenue when the earnings process is complete. This generally occurs when products are shipped to the customer in accordance with the terms of the sales agreement; title or risk of loss has been transferred; and pricing is fixed or determinable. The Corporation accounts for sales incentives as a reduction in revenue at the time revenue is recorded.

RESEARCH AND DEVELOPMENT

Expenditures associated with research and development activities are expensed as incurred.

INVESTMENT TAX CREDITS

The Corporation accounts for investment tax credits using the cost-reduction approach. Investment tax credits related to the acquisition of assets are deducted from the related assets with depreciation calculated on the net amount. Investment tax credits related to current expenses are included in the determination of income (loss) for the period.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year's presentation.

In 2007, NOVA Chemicals reclassified the current portion of stock-based compensation and pension assets for 2006 and 2005 from Deferred credits and long-term liabilities to Accounts payable and accrued liabilities and Investments and other assets, respectively (Notes 5 and 7). For 2006 and 2005, $65 million was reclassified from Restricted cash and other assets and Investments and other assets, respectively, to Long-term debt due within one year related to the Series A preferred shares (Note 8).

3. Accounts Receivable

December 31 (millions of dollars)	2007	2006
Trade[1]	$366	$304
Affiliate trade[1]	44	4
	410	308
Allowance for doubtful accounts[1]	(5)	(5)
	405	303
Trade accruals[1]	75	63
Recoverable taxes	16	15
Fair value of commodity-based derivatives[2]	14	1
Fair value of foreign currency swaps[2]	1	—
Other[3]	29	45
Due from affiliate[1,4]	62	51
	602	478
Income taxes receivable	6	18
	$608	$496

Carrying amounts are classified into the following categories:

December 31 (millions of dollars)	2007
Loans and receivables (Note 20)	$552
Held-for-trading (Note 20)	$ 15

(1) Classified as loans and receivables and carried at amortized cost which approximates fair value. See Note 20.

(2) Classified as held-for-trading and carried at fair value. See Note 20.

(3) $10 million classified as loans and receivables and carried at amortized cost which approximates fair value. See Note 20.

(4) Includes advances and notes receivable from affiliate. $60 million (2006 - $46 million) in unsecured notes receivable bearing interest at 4.5% per annum.

ACCOUNTS RECEIVABLE SECURITIZATION PROGRAMS

The Corporation sells undivided interests in certain trade accounts receivable pursuant to revolving securitization transactions in which the Corporation retains servicing responsibilities. The receivables are sold at a discount approximating the purchaser's financing cost of issuing commercial paper backed by the accounts receivable. The Corporation pays a fee on this same basis, plus a margin that varies with the Corporation's interest coverage ratio. The sale of receivables is reflected as a reduction of accounts receivable and in operating cash flows. As the purchaser receives collections on the previously sold interests, new accounts receivable are sold by the Corporation to a maximum amount equal to the lesser of eligible receivables or $350 million (2006 - $350 million and 2005 - $300 million). Recourse on sold receivables is limited to the receivables and certain reserves provided to cover credit losses and dilution (such as discounts, rebates, and other non-cash reductions). During 2007, there were no changes to the securitization programs' size or expiration dates. During 2006, the Corporation amended its securitization programs to increase the size of the facilities from $300 million to $350 million. During 2005, the Corporation amended its securitization programs to extend the maturity to June 2010 and to increase the size of the facilities from $250 million to $300 million.

Information regarding the Corporation's securitization programs is as follows:

December 31 (millions of dollars, unless otherwise noted)	2007	2006	2005
Amount sold at end of year	$264	$247	$153
Loss, dilution and other reserves (as a % of eligible accounts receivable)	23%	22%	16%
Interest expense, net of servicing fees	$ 20	$ 14	$ 8

One of the Corporation's securitization programs involves the use of a special purpose entity (SPE). In that program, the Corporation sells certain trade accounts receivable to the SPE, which then sells interests in such receivables to a purchaser. The SPE is legally separate from the Corporation. The assets of the SPE (including the receivables transferred to it) are not available to creditors of the Corporation, and the transferred receivables are not legally an asset of the Corporation.

Information regarding the cash flows between the Corporation and the SPE are as follows:

December 31 (millions of dollars)	2007	2006	2005
Proceeds from (repayment of) new securitizations	$ (23)	$ (2)	$ 3
Proceeds from collections reinvested in revolving period securitizations[1]	$1,800	$1,993	$1,933
Servicing fees received[2]	$ 2	$ 2	$ 2
Other cash flows received[3]	$ 598	$ 530	$ 567

(1) Collections received by the SPE on accounts receivable previously sold are used to purchase interests in new accounts receivable.

(2) Servicing fees are considered to be immaterial on an annual basis and as such are recorded as received.

(3) Sales proceeds from trade receivables that are ineligible under the terms of the banks securitization agreement due to items such as age.

In 2006, the INEOS NOVA joint venture (formerly NOVA Innovene) entered into an accounts receivable securitization program for the sale of its European trade receivables to a maximum of 120 million euros. This program expires in November 2011. The INEOS NOVA joint venture has no right to any cash collected from the sold receivables and control of the accounts receivable has been effectively transferred to the purchaser; therefore, neither the receivables nor any obligation to the purchaser is reflected in NOVA Chemicals' Consolidated Financial Statements. In 2007, NOVA Chemicals changed its accounting for its interest in the European accounts receivable securitization program to reflect that the accounts receivable securitization transactions are recorded as sales of receivables and not a financing arrangement. To properly reflect this change, NOVA Chemicals restated the 2006 Consolidated Balance Sheets by decreasing Cash and cash equivalents by $22 million and Accounts receivable by $11 million and decreasing Long-term debt by $33 million.

Information regarding NOVA Chemicals' share of INEOS NOVA's securitization program is as follows:

December 31 (millions of euros)	2007	2006
Amount sold at end of year	37	9
Interest expense	5	—

4. Inventories

December 31 (millions of dollars)	2007	2006
Materials and supplies	$ 51	$ 48
Raw materials	474	325
Finished goods	357	296
	$882	$669

5. Investments and Other Assets

December 31 (millions of dollars)	2007	2006
Investments[1]	$ 30	$ 33
Advances receivable from affiliate[2,3]	15	13
Other assets[4]	132	87
	$177	$133

(1) Includes an investment of $15 million (2006 – $15 million) in an affiliated special purpose entity with respect to the accounts receivable securitization program described in Note 3. Also includes an $11 million (2006 – $11 million) investment in sEnergy, classified as available-for-sale securities with no active market and recorded at cost; $4 million investment in common shares of Envirokare Tech Inc. (2006 – $5 million), classified as available-for-sale securities and recorded at fair market value; and other miscellaneous investments classified as available-for-sale securities with no active market and recorded at cost.

(2) $5 million (2006 – $5 million) of the advances is subordinated to certain notes receivable.

(3) Classified as loans and receivables and carried at amortized cost which approximates fair value. See Note 20.

(4) See schedule of Other Assets on page 84.

OTHER ASSETS

Other assets are comprised of the following:

December 31 (millions of dollars)	2007	2006
Deferred debt issue costs[1]	$ —	$ 14
Deferred start-up costs[2]	27	30
Fair value of commodity-based derivatives[3]	7	—
Pension asset	54	20
Note receivable[4,5]	13	—
Other assets and deferred costs	31	23
	$ 132	$ 87

Carrying amounts are classified into the following categories:

December 31 (millions of dollars)	2007
Held-for-trading (Note 20)	$ 7
Loans and receivables (Note 20)	$28
Available-for-sale (Note 20)	$15

(1) Debt issue costs are amortized on a straight-line basis over the terms of the related debt instruments. In 2007, certain deferred debt discount and issuance costs that were previously included in Other assets are now reported as a reduction of the respective debt obligations and recognized in income using the effective interest rate method. See Note 2.

(2) Start-up costs consist of the unamortized portion of costs incurred in 2006 and 2005 associated with the start-up of the Corunna facility after the maintenance turnaround and expansion and modernization project, as well as the unamortized portion of operating costs, net of incidental revenues, Incurred during the pre-operating period on constructed assets at Joffre, Alberta.

(3) Classified as held-for-trading and carried at fair value. See Note 20.

(4) Note receivable in connection with the sale of the Chesapeake, Virginia, facility in 2007. The note bears interest at 6.75%, requires a balloon payment in November 2012 and is secured by the Chesapeake, Virginia, facility.

(5) Classified as loans and receivables and carried at amortized cost which approximates fair value. See Note 20.

JOINT VENTURES

On Oct. 1, 2005, the Corporation contributed its European styrenic polymer assets, comprised of manufacturing facilities, accounts receivable and inventory, to the NOVA Innovene joint venture with Innovene (now INEOS) in exchange for a 50% interest in the joint venture. The joint venture produces styrenic polymers from NOVA Chemicals' contributed plants and INEOS' contributed plants. NOVA Chemicals accounted for its contribution to the joint venture as an exchange of 50% of its contributed non-monetary productive assets for a 50% interest in similar productive assets of INEOS. Consequently, the exchange was recorded at the carrying value of the assets given up, with no gain or loss recognized.

On Oct. 1, 2007, NOVA Chemicals' expanded its existing 50:50 European joint venture with INEOS (renamed INEOS NOVA joint venture), to include NOVA Chemicals' STYRENIX assets and other North American styrenic polymer assets and INEOS' North American styrene monomer and styrenic polymer assets. The Corporation contributed its STYRENIX property, plant and equipment with a book value of $250 million and other North American styrenic polymer assets and working capital with a book value of $150 million to the joint venture in exchange for a 50% interest in the joint venture. The joint venture produces styrenic polymers from NOVA Chemicals' contributed plants and INEOS' contributed plants. The exchange of 50% of its contributed non-monetary productive assets for a 50% interest in similar assets of INEOS was recorded at the carrying value of the assets given up, with no gain or loss recognized.

Prior to expanding the INEOS NOVA joint venture, NOVA Chemicals sold to the European joint venture 50% of its styrene monomer requirements and certain styrenic polymer products for distribution in Europe. During 2007, 2006 and 2005, NOVA Chemicals recognized revenues of $207 million, $254 million and $60 million, respectively, from the sale of these products to the European joint venture.

Subsequent to expanding the INEOS NOVA joint venture, NOVA Chemicals sells benzene and ethylene to the joint venture for use in manufacturing styrene monomer. During 2007, NOVA Chemicals recognized revenues of $76 million from the sale of these products to the joint venture.

NOVA Chemicals has provided a guarantee of $25 million to a financial institution to secure various obligations of the INEOS NOVA joint venture.

In 2006, the Corporation formed a 50:50 joint venture with Dietrich Metal Framing (a Worthington Industries company) called Accelerated Building Technologies, LLC. This joint venture develops and manufactures durable, energy-saving composite construction products and systems using NOVA Chemicals' expandable polystyrene (EPS) technology and steel. Each party contributed cash and/or equipment of $1 million to form the joint venture.

On Oct. 1, 2005, the Corporation and Grupo IDESA formed a 50:50 joint venture in Mexico called NOVIDESA, S.A. de C.V. The joint venture produces EPS from an existing Grupo IDESA facility for construction and packaging applications in the growing Mexican market. It also produces applications such as insulating concrete forms (ICFs) and distributes INEOS NOVA's solid polystyrene in Mexico.

In addition to its interests in recently formed joint ventures, NOVA Chemicals owns a 50% interest in the Joffre E3 ethylene plant, a 50% interest in LRM Industries, LLC (a 50:50 joint venture with Envirokare Composite Corp. (a subsidiary of Envirokare Tech Inc.) and a 20% interest in a cogeneration facility located at Joffre, Alberta.

The following is summarized financial information for NOVA Chemicals' interests in its joint ventures:

year ended December 31 (millions of dollars)	2007	2006	2005
Revenue	$ 1,480	$ 1,099	$518
Operating expenses, depreciation and income taxes	(1,430)	(1,043)	(499)
Net income	$ 50	$ 56	$ 19

December 31 (millions of dollars)	2007	2006
Current assets	$ 685	$ 234
Plant, property and equipment and other assets	829	547
Current liabilities	(548)	(181)
Long-term liabilities	(53)	(68)
Venturers' equity	$ 913	$ 532

year ended December 31 (millions of dollars)	2007	2006	2005
Cash inflows (outflows) from:			
Operating activities	$ 139	$ 49	$127
Financing activities	$ (48)	$ (10)	$(32)
Investing activities	$ (8)	$ 32	$ (3)

6. Property, Plant and Equipment

December 31 (millions of dollars)	2007[1]	2006[1]
Plant and equipment	$ 6,382	$ 6,266
Assets under capital lease	24	20
Land	26	29
Under construction[2]	195	356
	6,627	6,671
Accumulated depreciation[3][4]	(3,580)	(3,952)
	$ 3,047	$ 2,719

(1) See Note 8 for discussion of the collateral provided under the committed credit facility.

(2) Assets under construction are not depreciated until such time as commercial production is achieved.

(3) Accumulated depreciation for assets under capital lease at Dec. 31, 2007, was $8 million (Dec. 31, 2006 – $4 million). Accumulated depreciation for plant and equipment at Dec. 31, 2007, was $3,572 million (Dec. 31, 2006 – $3,948 million).

(4) See Note 13 for discussion of impairment charge related to plant and equipment, which was recorded as an increase in accumulated depreciation in 2006.

During 2004, the Corporation sold its 100% interest in an ethylene delivery system in Alberta and entered into a pipeline transportation agreement to lease back the pipeline. Net cash proceeds of $19 million were received from the sale, resulting in a gain of $19 million. The gain realized on the sale has been deferred (see Note 9) and is being amortized to income on a straight-line basis over the term of the pipeline transportation agreement, which expires in 2016.

7. Accounts Payable and Accrued Liabilities

December 31 (millions of dollars)	2007	2006
Accounts payable		
Trade[1]	$ 632	$596
Accrued taxes	15	9
Other[1]	34	18
	681	623
Accrued liabilities		
Interest[1]	51	31
Dividends[1]	8	7
Pension and post-retirement benefit obligations	26	4
Equity appreciation plan obligations (Note 11)	27	24
Deferred share unit plan obligations (Note 12)	22	25
Restricted stock unit plan obligations (Note 11)	7	8
Accrued mark-to-market liability on equity derivative[2,3]	19	—
Fair value of commodity-based derivatives[2]	1	1
Deferred revenue	17	5
Deferred gains on interest rate swaps[4]	—	2
Deferred gain on sale of asset[5]	3	2
Site clean-up and restoration[1]	—	3
Advances and notes due to affiliate[1]	32	9
Notes payable[1,6]	43	39
Trade accruals and other accrued liabilities[1]	226	200
	482	360
	$1,163	$983

Carrying amounts are classified into the following categories:

December 31 (millions of dollars)	2007
Other Liabilities (Note 20)	$1,026
Held-for-trading (Note 20)	$ 20

(1) Classified as other liabilities and carried at amortized cost, which approximates fair value. See Note 20.

(2) Classified as held-for-trading and carried at fair value. See Note 20.

(3) In 2007, equity derivative was reclassified from Deferred credits and long-term liabilities to Accounts payable and accrued liabilities. See Note 9.

(4) Represents the portion of deferred gains realized on liquidation of floating-for-fixed interest rate swaps to be recognized within one year (see Note 20). In 2007, deferred gains on interest rate swaps have been reclassified to Long-term debt (see Notes 2 and 8).

(5) Represents the current portion of deferred gains realized on the 2003 sale of a 50% interest in Fort Saskatchewan Ethylene Storage Limited Partnership. The deferred gain is being recognized in income (loss) on a straight-line basis over the 20-year storage contract entered into immediately following the sale.

(6) Includes $43 million (2006 – $39 million) of unsecured notes payable, bearing interest at 4.5% per annum.

8. Long-Term Debt

December 31 (millions of dollars, unless otherwise noted)		2007		2006	
	Maturity	Debt	Weighted-Average Year-End Interest Rate	Debt	Weighted-Average Year-End Interest Rate
Revolving credit facilities[1]	2008 – 2011	$ 106	7.1%	$ 110	7.7%
Unsecured debentures and notes[1]	2008 – 2028	1,278	7.4%	1,240	7.6%
Medium-term notes[1]	2009	250	7.4%	250	7.4%
Preferred shares[1]	2008	126	6.9%	133	8.1%
Other unsecured debt[2]	2008 – 2020	40	7.8%	46	7.6%
Transaction costs and other[3]		(6)	—	—	—
		1,794		1,779	
Less amounts due within one year		(254)		(197)	
		$1,540		$1,582	

Carrying amounts are classified into the following category:

December 31 (millions of dollars)	2007
Other liabilities (Note 20)	$1,782

(1) Classified as other liabilities (excluding obligations under capital leases 2007 – $18 million) and carried at amortized cost. See Note 20.

(2) Composed primarily of non-recourse joint venture secured debt (2007 – $22 million, 2006 – $24 million), whereby security is limited to NOVA Chemicals' net investment in the Joffre co-generation joint venture, and obligations under capital leases (2007 – $18 million at 6.85%, 2006 – $22 million at 7.57%). The non-recourse joint venture debt is classified as other liabilities and carried at amortized cost. See Note 20.

(3) Certain deferred debt discount and issuance costs and deferred gains on interest swaps have been reclassified on a prospective basis in accordance with CICA Section 3855. See Note 2.

UNSECURED DEBENTURES AND NOTES

The remaining debentures and notes are unsecured borrowings, which rank pari passu in all respects with other unsecured and unsubordinated debt of the Corporation.

Terms of the outstanding unsecured debentures and notes are as follows:

December 31 (millions of dollars, unless otherwise noted)		2007	2006
Maturity	Stated Interest Rate (%)		
2010[1]	7.85	$ 253	$ 215
2012[2]	6.5	400	400
2013[2]	Floating[3]	400	400
2025[4]	7.875	100	100
2028[5]	7.25	125	125
		$1,278	$1,240

(1) $250 million Canadian; callable at the option of the Corporation at any time.

(2) Callable at the option of the Corporation at any time.

(3) LIBOR + 3.125%; 7.8625% at Dec. 31, 2007 (8.502% at Dec. 31, 2006).

(4) Callable at the option of the Corporation on or after Sep. 15, 2005.

(5) Redeemable at the option of the holders on Aug. 15, 2008, thus classified as current debt.

REVOLVING CREDIT FACILITIES

The Corporation has $590 million of revolving credit facilities which expire on the following dates: $100 million on Mar. 31, 2008; $65 million on Mar. 20, 2010; $325 million on June 30, 2010; and $100 million on Mar. 20, 2011. As of Dec. 31, 2007, NOVA Chemicals had utilized $156 million of the facilities, of which $50 million was in the form of letters of credit. The $100 million facility expiring on Mar. 31, 2008, and the $325 million facility are governed by the same financial covenants. The remaining $100 million facility and the $65 million facility have no financial covenants associated with them.

On Dec. 31, 2006, NOVA Chemicals negotiated an amendment to its financial covenants governing the $100 million facility expiring on Mar. 31, 2008, and the $325 million facility, as well as the U.S. and Canadian accounts receivable securitization programs and the total return swap. The amendment allows for an exemption, in determining Shareholders' Equity, of any write-down of the STYRENIX assets up to $950 million and for the Debt-to-Capitalization Ratio financial covenant to be raised from 55% to 60%. Both amendments are in effect until Mar. 30, 2008.

At Dec. 31, 2007, NOVA Chemicals was in compliance with all required financial covenants under the credit facilities. There were no events of default during 2007.

$1.2 billion (2006 and 2005 – $1.2 billion) in net book value of assets in Canada, including real estate, is pledged as collateral for the $325 million facility. The remaining credit facilities are unsecured.

As a result of the STYRENIX asset write-down in 2006, the amount of secured debt permitted under the terms of NOVA Chemicals' public indentures was reduced. Accordingly, the secured revolving credit facility was reduced from $375 million to $325 million, effective Feb. 5, 2007. The remaining three unsecured revolving credit facilities were not affected.

MEDIUM-TERM NOTES

The notes are unsecured borrowings ranking *pari passu* with all other unsecured and unsubordinated debt of the Corporation. The $250 million 7.4% notes are due in April 2009 and are redeemable by the Corporation at any time.

SERIES A PREFERRED SHARES

In connection with the acquisition of styrenics assets from Huntsman Corporation in 1998, a subsidiary of the Corporation issued retractable preferred shares with a liquidation preference of $198 million as partial consideration. Holders of the retractable preferred shares originally had the right, on or after Apr. 1, 2001, to exchange the shares (a retraction) for NOVA Chemicals' common shares (plus preferred shares if the market value of such common shares was less than $198 million). In September 2005, the terms of the retractable preferred shares were amended to eliminate this right. In connection with this amendment, the retractable preferred shares were redesignated as Series A preferred shares. Additionally, in December 2005, the dividend rate was reduced from 2% to 0.5%.

NOVA Chemicals has the right to repurchase the Series A preferred shares at any time; however, any such repurchase may obligate NOVA Chemicals to pay an early termination fee under the terms of the total return swap discussed below.

NOVA Chemicals also entered into a total return swap with respect to the Series A preferred shares, which is scheduled to terminate on Oct. 31, 2008. On the initial closing date of the total return swap in 2001, the counterparty through its hedge providers purchased the Series A preferred shares from Huntsman Corporation for $191 million plus accrued unpaid dividends. NOVA Chemicals subsequently posted $65 million of cash collateral with the counterparty that is held by the counterparty as a prepayment against settlement. Accordingly, the equity notional amount of the Series A preferred shares is now set at $126 million and on settlement of the total return swap at the end of the term, NOVA Chemicals will owe the counterparty $126 million. At Dec. 31, 2007 and 2006, the Series A preferred shares were classified as current debt.

Under the terms of the total return swap: (i) the counterparty pays NOVA Chemicals the total return on the Series A preferred shares (periodic dividends plus positive changes in the equity value of Series A preferred shares) upon termination of the swap; and (ii) NOVA Chemicals pays the counterparty a spread to LIBOR, as well as any negative changes in the equity value of the Series A preferred shares upon termination of the swap. Because of its short-term nature and immaterial balance sheet effect, the derivative feature of the total return swap is reported as part of the Series A preferred shares and is not accounted for separately. All periodic dividends, changes in equity value of the Series A preferred shares and interest payments are charged to earnings as incurred.

If the equity value of the Series A preferred shares decreases by approximately 24% or more at any time, NOVA Chemicals is required to post maintenance collateral. Once the margin-posting requirement is triggered, if the equity value of the Series A preferred shares increases by 5% or more, any excess margin may be returned to NOVA Chemicals. Changes in the equity value of the Series A preferred shares during the term of the swap will be determined based on changes in the average price of the outstanding 6.5% Senior Notes due 2012, issued by NOVA Chemicals. As of Dec. 31, 2007, NOVA Chemicals has posted $65 million as maintenance collateral and has legal right of offset against the obligation. The Dec. 31, 2006 balance sheet has been restated to reflect such offset.

If NOVA Chemicals defaults on other debt with an aggregate principal amount of $25 million or more, or the closing price of the Corporation's common shares is $12.00 U.S. or less, and upon certain other events, the counterparty would have the right to sell the Series A preferred shares to a third party and terminate the swap. NOVA Chemicals would then owe the counterparty the difference between the actual sale price received by the counterparty and $126 million ($191 million fair value less $65 million posted as cash collateral which legally offsets the obligation).

REPAYMENT REQUIREMENTS

Repayment requirements in respect of long-term debt are as follows:

(millions of dollars)	
2008	$ 254
2009	253
2010	317
2011	48
2012	408
Thereafter	520
	$ 1,800

INTEREST EXPENSE

year ended December 31 (millions of dollars)	2007	2006	2005
Interest on long-term debt	$142	$146	$117
Interest on bank loans, securitizations and other	44	30	14
	186	176	131
Interest capitalized during plant construction	(1)	(3)	(14)
Interest income	(10)	(5)	(4)
	$175	$168	$113

9. Deferred Credits and Long-Term Liabilities

December 31 (millions of dollars)	2007	2006
Deferred credits		
Deferred income	$ 21	$ 29
Deferred gain on sale of investments[1]	38	35
Deferred gain on sale of asset[2]	15	14
Deferred gains on interest rate swaps[3]	—	2
Deferred gain on sale of railcars	7	7
Other deferred credits	4	7
	85	94
Long-term liabilities		
Pension and post-retirement benefit obligations (Note 16)	98	119
Accrued mark-to-market liability on equity derivative (Note 20)[4][5]	—	35
Asset retirement obligations (Note 17)	23	20
Restricted stock unit plan obligations (Note 11)	19	6
Fair value of commodity-based derivatives[5]	—	2
Other long-term liabilities[6]	40	57
	180	239
	$265	$333

Carrying amounts are classified into the following category:

December 31 (millions of dollars)	2007
Other liabilities (Note 20)	$ 40

(1) Represents the long-term portion of deferred gains realized on the 2003 sale of a 50% interest in Fort Saskatchewan Ethylene Storage Limited Partnership. The deferred gain is being recognized in income (loss) on a straight-line basis over the 20-year storage contract entered into immediately following the sale.

(2) Represents the long-term portion of a deferred gain realized on the sale of an ethylene pipeline system. See Note 6.

(3) Represents the long-term portion of deferred gains realized on liquidation of floating-for-fixed interest rate swaps. See Note 20. In 2007, deferred gains on interest rate swaps have been reclassified to Long-term debt. See Note 2.

(4) In 2007, the equity derivative was reclassified to Accounts payable and accrued liabilities because it expires in November 2008. See Note 7.

(5) Classified as held-for-trading and carried at fair value. See Note 20.

(6) Classified as other liabilities and carried at amortized cost, which approximates fair value. See Note 20.

10. Common Shares

Shares Reserved For Future Issue

December 31 (number of shares)	2007	2006	2005
Under the employee incentive stock option plan[1][2]	7,185,096	7,678,352	7,874,725
Under the director compensation plan	47,800	47,800	47,800
	7,232,896	7,726,152	7,922,525

(1) Under the employee incentive stock option plan, options are outstanding to officers and employees to purchase 2,826,041 shares at prices ranging from $26.35 to $58.24 (Canadian dollar TSX pricing) and 1,228,526 shares at prices ranging from $31.05 to $47.00 (US dollar NYSE pricing) per share, with expiration dates between July 3, 2008, and Feb. 8, 2017. A total of 3,130,529 common shares are reserved but unallocated. See Note 11 for further details regarding the plan.

(2) A total of 13 million common shares was approved by shareholders for issuance under the employee incentive stock option plan. No changes have been made since this approval.

NET INCOME (LOSS) PER SHARE

The following table outlines the calculation of basic and diluted net income (loss) and net income (loss) per common share:

year ended December 31 (millions of dollars, except per share amounts)	2007 Basic	2007 Diluted	2006 Basic	2006 Diluted	2005 Basic	2005 Diluted
Net income (loss)	$ 347	$ 347	$ (703)	$ (703)	$ (101)	$ (101)
Weighted-average common shares outstanding	82.9	82.9	82.5	82.5	82.6	82.6
Add effect of dilutive items:[1]						
Stock options	—	0.6	—	—	—	—
Weighted average common shares for EPS calculation	82.9	83.5	82.5	82.5	82.6	82.6
Net income (loss) per common share	$4.19	$4.16	$(8.52)	$(8.52)	$(1.22)	$(1.22)

(1) No stock options were excluded from the computation of diluted earnings per share for the year ended Dec. 31, 2007. A total of 3.5 million and 4.8 million stock options have been excluded from the computation of diluted earnings per share for the years ended Dec. 31, 2006 and 2005, respectively, as their impact would not be dilutive. As of Sep. 30, 2005, the Series A preferred shares are no longer convertible to NOVA Chemicals' common shares and, therefore, are no longer a dilutive factor in the earnings per share calculation. No restatements were made to prior years.

SHAREHOLDER RIGHTS PLAN

In May 1999, NOVA Chemicals' shareholders approved a shareholder rights plan where one right was issued for each outstanding common share. The rights remain attached to the shares and are not exercisable until the commencement or announcement of a takeover bid for NOVA Chemicals' common shares or until a person acquires 20% or more of NOVA Chemicals' common shares. The plan expires in May 2009.

11. Stock-Based Compensation

In 2006, the Corporation adopted accounting recommendations related to stock-based awards granted to employees who are eligible for retirement at the grant date or will be eligible before the end of the vesting period. Application of this recommendation results in acceleration of the recognition of stock-based compensation expenses (see Note 2).

EMPLOYEE INCENTIVE STOCK OPTION PLAN

The Corporation may grant options to its employees for up to 13 million common shares. During 2005, the Corporation amended its Employee Incentive Stock Option Plan such that options may be granted which are exercisable based on the Corporation's New York Stock Exchange (NYSE) common share price. Accordingly, the exercise price of an option may equal the closing market price on the Toronto Stock Exchange (TSX) or the NYSE of the Corporation's common stock on the date of grant. Options may be exercised over a 10-year period, and generally 25% of the options vest at the grant date with further vesting of 25% in each of the next three years.

All options granted since Jan. 1, 2002, are accounted for using the fair-value method. The fair value of stock options are expensed over their vesting period and reflected in earnings as the related services are provided, with a corresponding amount recorded to contributed surplus. On exercise of options for common shares, amounts previously recorded to contributed surplus for compensation costs are transferred to the common share account. On retirement or cancellation of options, amounts previously recorded to contributed surplus for compensation costs are transferred to reinvested earnings (deficit). The Corporation uses the Black-Scholes option-pricing model to calculate the fair value of options at the date of grant.

Options may be settled by issuance of common shares or retired, whereby the option premium (the differential between the market price and the exercise price) is paid in cash. Amounts paid are recorded as a charge to reinvested earnings (deficit), net of related tax benefits. Options also may be settled periodically as share appreciation rights (SARs), whereby the option premium is settled by issuance of common shares. Options settled by issuance of shares are cancelled, whereas options settled by other means are returned to the unallocated pool of options available for issue.

A summary of the status of the Corporation's employee incentive stock option plan for options based on TSX pricing, as of Dec. 31, 2007, 2006 and 2005, and changes during the years then ended is presented below:

year ended December 31	2007		2006		2005	
	Options	Weighted-Average Exercise Price (Canadian $)	Options	Weighted-Average Exercise Price (Canadian $)	Options	Weighted-Average Exercise Price (Canadian $)
Outstanding at beginning of year	4,286,234	$29.48	4,667,898	$28.69	5,849,131	$27.95
Granted	97,200	$36.69	232,059	$38.11	91,450	$58.14
Exercised – settled in shares	(357,683)	$25.25	(129,007)	$23.70	(570,060)	$26.93
Exercised – retired for cash	(670,781)	$29.28	(259,003)	$27.84	(469,091)	$29.21
Exercised – settled as SARs[1]	(507,221)	$28.03	(179,785)	$23.93	(218,219)	$24.80
Cancelled	(21,708)	$43.19	(45,928)	$39.48	(15,313)	$29.15
Outstanding at end of year	2,826,041	$30.47	4,286,234	$29.48	4,667,898	$28.69
Exercisable at end of year	2,640,162	$29.84	4,043,465	$28.83	4,249,162	$28.18

(1) In 2007, 135,573 shares were issued to settle options exercised as SARs (2006 – 67,366 and 2005 – 124,610).

The following table summarizes information about employee incentive stock options, based on TSX pricing, outstanding at Dec. 31, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices (Canadian $)	Number Outstanding	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price (Canadian $)	Number Exercisable	Weighted-Average Exercise Price (Canadian $)
$26.35 – $28.05	1,661,170	2.6	$26.17	1,661,170	$26.17
$30.75 – $58.24	1,164,871	5.3	$36.59	978,992	$36.07
	2,826,041			2,640,162	

A summary of the status of the Corporation's employee incentive stock option plan, for options based on NYSE pricing, as of Dec. 31, 2007, 2006 and 2005, and changes during the years then ended is presented below:

year ended December 31	2007		2006		2005	
	Options	Weighted-Average Exercise Price (U.S. $)	Options	Weighted-Average Exercise Price (U.S. $)	Options	Weighted-Average Exercise Price (U.S. $)
Outstanding at beginning of year	1,192,463	$38.60	439,713	$46.78	—	$ —
Granted	76,900	$31.05	775,200	$33.95	441,300	$46.78
Exercised – settled in shares	—	$ —	—	$ —	(487)	$47.00
Exercised – retired for cash	(12,011)	$33.57	—	$ —	—	$ —
Cancelled	(28,826)	$39.25	(22,450)	$38.44	(1,100)	$47.00
Outstanding at end of year	1,228,526	$38.16	1,192,463	$38.60	439,713	$46.78
Exercisable at end of year	711,965	$39.60	428,538	$40.63	111,885	$46.78

The following table summarizes information about employee incentive stock options, based on NYSE pricing, outstanding at Dec. 31, 2007:

year ended December 31		Options Outstanding		Options Exercisable	
Range of Exercise Prices (U.S. $)	**Number Outstanding**	**Weighted-Average Remaining Contractual Life (years)**	**Weighted-Average Exercise Price (U.S. $)**	**Number Exercisable**	**Weighted-Average Exercise Price (U.S. $)**
$31.05 – $47.00	1,228,526	7.8	$38.16	711,965	$39.60

In 2007, 2006 and 2005, the Corporation recognized total compensation cost of $2 million, $9 million and $8 million, respectively, for stock-based employee compensation awards.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for stock options granted:

Weighted-Average Assumptions	2007	2006	2005
Expected dividend yield (%)	1.1	1.1	0.7
Expected volatility (%)	33.6	33.1	31.6
Risk-free interest rate (%)	4.4	4.5	3.8
Expected life (years)	4.0	4.0	4.0
Fair value of options granted during the year (U.S. $)	$ 9.3	$10.0	$13.4

EQUITY APPRECIATION PLAN

The Corporation has an equity appreciation plan in which units are granted to employees. The redemption price of a unit is determined by the closing market price on the NYSE of the Corporation's common shares on the date of grant. Units may be redeemed for cash over a 10-year period, and generally 25% of the units vest at the grant date with further vesting of 25% in each of the next three years. In accordance with EIC 162 (see Note 2), the stock-based compensation expense is accelerated for units granted to employees who are eligible for retirement at the grant date or will be eligible before the end of the vesting period. The value of a unit on the redemption date is the difference between the closing price of the Corporation's common shares on that date and the redemption price.

At Dec. 31, 2007, the mark-to-market value of the vested units was approximately $27 million (2006 – $24 million). The entire liability was classified as current as of Dec. 31, 2007 and 2006.

A summary of the status of the Corporation's equity appreciation plan as of Dec. 31, 2007, 2006 and 2005, and changes during the years then ended is presented below:

year ended December 31	2007		2006		2005	
Equity Appreciation Units	**Units**	**Weighted-Average Redemption Price (U.S. $)**	**Units**	**Weighted-Average Redemption Price (U.S. $)**	**Units**	**Weighted-Average Redemption Price (U.S. $)**
Outstanding at beginning of year	3,505,591	$21.20	3,618,678	$21.18	3,801,143	$21.08
Granted	—	$ —	—	$ —	9,000	$30.59
Redeemed	(930,514)	$18.78	(109,823)	$20.26	(190,040)	$19.69
Cancelled	(725)	$27.90	(3,264)	$27.90	(1,425)	$24.77
Outstanding at end of year	2,574,352	$22.08	3,505,591	$21.20	3,618,678	$21.18
Exercisable at end of year	2,574,352	$22.08	3,276,259	$20.73	2,786,063	$20.54

The following table summarizes information about equity appreciation units outstanding at Dec. 31, 2007:

	Units Outstanding			Units Exercisable	
Range of Redemption Prices (U.S. $)	**Number Outstanding**	**Weighted-Average Remaining Contractual Life (years)**	**Weighted-Average Redemption Price (U.S. $)**	**Number Exercisable**	**Weighted-Average Redemption Price (U.S. $)**
$17.42 – $21.72	1,741,675	3.9	$19.33	1,741,675	$19.33
$23.49 – $30.59	832,677	6.1	$27.82	832,677	$27.82
	2,574,352			2,574,352	

RESTRICTED STOCK UNIT PLAN

The Restricted Stock Unit Plan is a phantom stock plan wherein the value of a restricted stock unit (RSU) is determined by the value of the Corporation's common shares on the vesting date and is paid to employees in cash or open market shares at the Corporation's discretion. The value of an RSU is determined using the NYSE price for U.S. residents and the TSX price for residents of all other countries. Generally, the units vest and proceeds are distributed three years from the grant date. The value of any common share dividends declared during the vesting period is credited to each RSU account. The value of the RSUs is expensed over the vesting period and is marked to market.

A summary of the status of the Corporation's restricted stock unit plan as of Dec. 31, 2007, 2006 and 2005, and changes during the years then ended is presented below:

year ended December 31	2007	2006	2005
Restricted Stock Units	**Units**	**Units**	**Units**
Outstanding at beginning of year	591,377	417,730	196,178
Granted	554,850	231,470	229,395
Dividend equivalents credited	10,127	6,460	3,385
Redeemed	(131,006)	(57,836)	(9,403)
Cancelled	(30,368)	(6,447)	(1,825)
Outstanding at end of year	994,980	591,377	417,730

The mark-to-market liability for the RSU plan was $26 million at Dec. 31, 2007 (2006 – $14 million). Of the total liability, $7 million (2006 – $8 million) was classified as current.

12. Deferred Share Unit Plans

Under the Corporation's Deferred Share Unit Plans (DSUP), key employees and non-employee directors may elect on an annual basis to receive all or a portion of their management incentive award or fees, respectively, in deferred share units (DSUs).

The amount of the management incentive award that a key employee elects to have participate in the DSUP will be converted to an equivalent number of DSUs based on the average closing price, on the TSX for Canadian employees and on the NYSE for U.S. employees, of NOVA Chemicals' common shares for the last five consecutive trading days of the month of December prior to the performance period.

The amount of fees that a non-employee director elects to have participate in the DSUP will be converted to an equivalent number of DSUs based on the average closing price, on the TSX or NYSE, of NOVA Chemicals' common shares for the last five consecutive trading days preceding the end of each fiscal quarter in which the fees are earned. The units are redeemable upon retirement or termination from the Corporation (see Note 7).

A summary of the status of the Corporation's deferred share unit plans as of Dec. 31, 2007, 2006 and 2005, and changes during the years ended on those dates is presented below:

year ended December 31	2007		2006		2005	
Employee Deferred Share Units	**Units**	**Weighted-Average Price (U.S. $)**	**Units**	**Weighted-Average Price (U.S. $)**	**Units**	**Weighted-Average Price (U.S. $)**
Outstanding at beginning of year	547,643	$19.90	520,885	$19.18	508,593	$18.75
Earned	179,249	$28.07	26,758	$34.04	12,292	$36.82
Redeemed	(162,191)	$23.65	—	$ —	—	$ —
Outstanding at end of year	564,701	$21.42	547,643	$19.90	520,885	$19.18

year ended December 31	2007		2006		2005	
Non-Employee Directors Deferred Share Units	**Units**	**Weighted-Average Price (Canadian $)**	**Units**	**Weighted-Average Price (Canadian $)**	**Units**	**Weighted-Average Price (Canadian $)**
Outstanding at beginning of year	101,131	$31.35	83,075	$31.01	79,938	$29.80
Earned	18,023	$34.09	18,056	$32.93	8,329	$42.13
Redeemed	(1,727)	$33.87	—	$ —	(5,192)	$30.24
Outstanding at end of year	117,427	$31.73	101,131	$31.35	83,075	$31.01

The amount expensed in aggregate related to the award of units was approximately $1 million (2006 – $1 million and 2005 - $1 million).

13. Restructuring Charges

2007

In 2007, NOVA Chemicals recorded restructuring charges of $86 million before-tax ($55 million after-tax) related to the following:

In May 2007, the Company accrued $7 million of restructuring costs associated with the elimination of approximately 90 positions in the U.S. and Europe. As of Dec. 31, 2007, $4 million of the severance costs had been paid to employees.

In September 2007, NOVA Chemicals announced that it had acquired the exclusive production rights from Sterling Chemicals' Texas City, Texas, styrene plant on behalf of the INEOS NOVA joint venture. These rights were assigned to INEOS NOVA on Oct. 1, 2007. In November 2007, Sterling Chemicals announced its plans to permanently shut down the

Texas City plant as a result of INEOS NOVA's nomination of zero production volumes. As a result, NOVA Chemicals recorded a $29 million restructuring charge which represents NOVA Chemicals' 50% share of the charge. Sterling is responsible for all related plant closure and severance costs.

In October 2007, INEOS NOVA announced its plans to shut down the Montréal, Quebec, polystyrene site by the end of 2007. NOVA Chemicals recorded a $3 million charge related to its share of closure and severance costs incurred by the INEOS NOVA joint venture. No asset write-down was necessary as there was no remaining book value for this plant. None of these closure costs were paid as of Dec. 31, 2007.

In November 2007, INEOS NOVA announced that it would cease polystyrene production at its Belpre, Ohio, polystyrene plant and permanently shut down the plant in 2008. As a result, NOVA Chemicals recorded $32 million, its share of the impairment charge, as an increase in accumulated depreciation. In addition to the plant write-down, a $3 million charge was recorded related to NOVA Chemicals' share of the severance costs associated with the closure of this plant. None of these closure costs were paid as of Dec. 31, 2007.

NOVA Chemicals also accrued $3 million of restructuring charges related to additional actions taken in Europe by the INEOS NOVA joint venture. As of Dec. 31, 2007, $1 million had been paid.

The remaining $9 million relates to INEOS NOVA and NOVA Chemicals' other restructuring actions to reduce costs.

2006

In 2006, NOVA Chemicals recorded a restructuring charge of $985 million before-tax ($861 million after-tax) related to the following:

The Company recorded an impairment charge of $860 million related to the STYRENIX business unit assets. The STYRENIX business unit included the Styrene Monomer, North American Solid Polystyrene and NOVA Innovene European joint venture segments. The STYRENIX business unit had not been profitable due to poor market conditions, and in recent years leading up to the impairment charge both NOVA Chemicals and the NOVA Innovene joint venture had reduced production capacity through plant closures. In July 2006, NOVA Chemicals announced it would investigate various alternatives for the STYRENIX business unit, including sale, formation of a joint venture with other producers, or spin out. NOVA Chemicals assessed the recoverability of the STYRENIX assets and determined that the carrying value exceeded the estimated future cash flows from these assets. Based on this analysis, the fair market value of these STYRENIX facilities was determined to be $242 million. In October 2007, the STYRENIX business unit assets were contributed to the INEOS NOVA joint venture (see Note 5).

NOVA Innovene permanently closed its Carrington, UK, solid polystyrene facility in October 2006. The Company recorded a restructuring charge of $56 million related primarily to non-cash asset write-downs of the plant including $8 million related to total expected severance and other departure costs. As of Dec. 31, 2007, substantially all of the severance and other departure costs were paid.

During 2006, NOVA Chemicals restructured its North American operations to better align resources and reduce costs. As a result, the Company recorded a $53 million restructuring charge related to severance, pension and other employee-related costs. Of this amount, $10 million related to one-time pension curtailment and special termination benefits. Of the remaining $43 million, $33 million had been paid as of Dec 31, 2007.

A $15 million charge was recorded related to the accrual of total expected severance costs for the Chesapeake, Virginia, polystyrene plant, which was closed in 2006. As of Dec. 31, 2007, $9 million had been paid to former employees.

Lastly, $1 million (less than $1 million after-tax) of restructuring costs related to actions taken by NOVA Innovene were accrued.

Impairment charges totaling $907 million during 2006 related to non-cash write-downs of plant and equipment were recorded as an increase in accumulated depreciation.

2005

During 2005, the Corporation provided for $168 million in restructuring charges related to the following:

A $76 million write-down of the Berre, France, EPS plant and the Carrington, UK, EPS plant was recorded, following the announcement by NOVA Innovene to cease EPS production at Berre and permanently shutdown the EPS plant at Carrington. These actions were completed in 2006. In addition to the plant write-downs, a $7 million charge related to NOVA Chemicals' share of the severance costs incurred by the NOVA Innovene joint venture associated with these closures was recorded. All severance costs owing have been paid by the joint venture.

A $76 million write-down of the Chesapeake, Virginia, plant value was the result of NOVA Chemicals' decision to permanently close the plant. In addition, a $9 million charge was taken associated with the write-off of certain other nonproductive assets.

Restructuring activities are a corporate responsibility and are classified accordingly as Corporate in segmented reporting.

14. Other Gains

year ended December 31 (millions of dollars)	2007		2006		2005	
	Before-Tax	After-Tax	Before-Tax	After-Tax	Before-Tax	After-Tax
Tax related settlement[1]	$—	$—	$—	$—	$ 6	$ 4
Gain on sale of Chesapeake[2]	17	12	—	—	—	—
Gain on sale of Cambridge	1	1	—	—	—	—
Other	2	1	1	1	2	1
	$20	$14	$ 1	$ 1	$ 8	$ 5

(1) The Corporation recorded a gain in 2005 related to the final resolution of a tax dispute. The dispute was related to the deductibility of foreign taxes in certain returns filed with the United States Internal Revenue Service prior to 1982.

(2) The Corporation sold the land and plant facility at Chesapeake, Virginia which had ceased operations in June 2006.

15. Income Taxes

Income tax expense (recovery) varies from amounts computed by applying the Canadian federal and provincial statutory income tax rates to income (loss) before income taxes as shown in the following table:

(millions of dollars, except as noted)	2007	2006	2005
Income (loss) before income taxes	$398	$(847)	$(102)
Statutory income tax rate	32.12%	32.49%	33.62%
Computed income tax expense (recovery)	$128	$(275)	$ (34)
Increase (decrease) in taxes resulting from:			
(Higher) lower effective foreign tax rates	(9)	(37)	9
Income tax rate adjustments[1]	(65)	(60)	—
Tax benefits not recognized[2]	14	226	16
Reduction in tax reserve[3]	(13)	—	—
Other	(4)	2	8
Income tax expense (recovery)	$ 51	$(144)	$ (1)
Current income tax expense	$109	$ 75	$ 68
Future income tax recovery	(58)	(219)	(69)
Income tax expense (recovery)	$ 51	$(144)	$ (1)

(1) In 2007, the Federal Canadian Government (2006 – Alberta and Federal Canadian Governments) enacted a tax rate reduction, which reduced income tax accruals for future tax liabilities by $65 million (2006 – $60 million and 2005 – $0). These benefits have been recorded as a reduction of income tax expense.

(2) The tax benefit of certain costs have not been recorded due to the uncertainty that tax benefits will be realized prior to the expiration of the loss carryforwards in the U.S.

(3) Due to the settlement of a tax dispute, a previously recorded tax reserve was no longer required and resulted in a decrease in tax expense.

The following table outlines the principal temporary differences comprising the future income tax assets (liabilities):

(millions of dollars)	2007	2006
Basis difference in plant and equipment	$(624)	$(493)
Unrealized foreign exchange gains	(61)	(42)
Reserves not currently deductible	114	108
Losses available to be carried forward	259	202
Other	60	35
Valuation allowance	(258)	(245)
Net future income tax liability	$(510)	$(435)

At Dec. 31, 2007, the Corporation has U.S. Federal net operating loss carryforwards (NOL's) of $493 million. The U.S. NOL's will begin to expire in 2021 and fully expire in 2026. In addition, NOVA Chemicals has $353 million of NOL's in Switzerland, with expiration dates from 2008 to 2013.

The Company's valuation allowance of $258 million at Dec. 31, 2007, relates principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss and credit carryforwards in the U.S. and Switzerland.

The following table outlines the income tax expense (recovery) arising from Canadian and Foreign operations:

year ended December 31 (millions of dollars)	2007	2006	2005
Income (loss) before income taxes			
Canadian	$480	$ 155	$ 201
Foreign	(82)	(1,002)	(303)
	$398	$ (847)	$(102)
Current income tax expense (recovery)			
Canadian	$105	$ 71	$ 81
Foreign	4	4	(13)
	$109	$ 75	$ 68
Future income tax recovery			
Canadian	$(28)	$ (79)	$ (14)
Foreign	(30)	(140)	(55)
	$(58)	$ (219)	$ (69)
Total income tax expense (recovery)	$51	$ (144)	$ (1)

16. Employee Future Benefits

PENSION PLANS

NOVA Chemicals sponsors both defined benefit and defined contribution pension arrangements.

Defined benefit pensions at retirement are mainly related to years of service and remuneration during the last years of employment with some plans having limited or conditional indexing provisions. One plan has provisions whereby the benefits are related to career average salaries. Actuarial reports are prepared regularly by independent actuaries for accounting and funding purposes using the projected unit credit method. The last actuarial valuation for all significant plans in North America and Europe was as of Dec. 31, 2006.

Plan assets are measured at fair value while pension obligations are discounted using current yield rates of high quality corporate bonds with terms to maturity that approximate the duration of the Corporation's pension liabilities. The plans' assets consist primarily of publicly traded equity and fixed income securities. The Corporation used a measurement date of Nov. 30 for its 2005 pension and post-retirement plans. Effective Jan. 1, 2006, the Corporation changed its measurement date of Nov. 30 to Dec. 31 for its pension and post-retirement plans. The Dec. 31 measurement date was used in 2007 and will be used consistently in future periods.

On Sep. 28, 2007, NOVA Chemicals amended certain U.S. defined benefit plans. The amendments provided for benefits to be frozen as of Jan. 1, 2008, and provide transition relief to plan participants meeting certain age and service requirements. At the same time, NOVA Chemicals also enhanced benefits under one of its U.S. defined contribution plans. The defined benefit option of certain Canadian pension plans was closed to new entrants on Jan. 1, 2000.

The restructuring that occurred in 2007 (see Note 13) and the defined benefit pension plan amendments described above triggered one or more of the following charges (benefits) during 2007: a curtailment charge (benefit), a special termination charge and a settlement charge. A curtailment charge (benefit) results from either the termination of employment earlier than previously assumed or the significant reduction in future benefit accruals and requires the immediate recognition of unrecognized amounts that were scheduled to be reflected in future accounting periods. A special termination charge results from the enhancements provided under the voluntary programs (e.g., additional years of age and service). A settlement charge results when the total lump sums paid during a given year exceed a certain threshold. In 2006, the North American restructuring and redesign of certain European plans triggered one or more of the aforementioned charges (benefits). The impact of these charges is reflected in the tables on pages 99 and 100.

Upon commencement of the NOVA Innovene joint venture (subsequently expanded to include North American assets and renamed INEOS NOVA joint venture) in October 2005, the defined benefit pension plans of each pre-joint venture entity were transferred to the NOVA Innovene joint venture with the financial responsibility for pre-close assets and liabilities retained by the pre-joint venture company and the financial responsibility for post-close assets and liabilities assumed by the NOVA Innovene joint venture. There is a specific arrangement to identify and apportion the pre- and post-close assets and liabilities. Therefore, the amounts presented in the defined benefit pension tables represent NOVA Chemicals' assets and obligations, for which it has provided an indemnity, and its share of the post-close assets and obligations of NOVA Innovene subsequent to Oct. 1, 2005.

Pension and post-retirement expense (included in operating and selling, general and administrative costs) for all significant defined benefit plans consisted of the following:

	Pension Plans			Post-Retirement Plans		
year ended December 31 (millions of dollars)	2007	2006	2005	2007	2006	2005
Current service cost	$ 25	$ 27	$ 26	$ 2	$ 2	$ 2
Interest cost on accrued benefit obligations	46	43	39	5	5	4
Actual loss (return) on plan assets	2	(87)	(55)	—	—	—
Actuarial loss on accrued benefit obligations	5	28	2	—	—	—
Costs arising in the period	78	11	12	7	7	6
Differences between costs arising in the period and costs recognized in the period in respect of the long-term nature of employee future benefit costs:						
(Return) loss on plan assets	(58)	42	18	—	—	—
Transitional (asset) obligation	(6)	(6)	(5)	1	1	1
Actuarial loss (gain)	4	(18)	5	1	1	1
Past service and actual plan amendments	—	—	1	(1)	(1)	—
Net defined benefit cost recognized	18	29	31	8	8	8
Curtailment / special termination (credit) charge	(4)	9	—	—	5	—
Settlement charge	—	3	—	—	—	—
Total benefit cost recognized	$ 14	$ 41	$ 31	$ 8	$13	$ 8

The status of all significant defined benefit pension and post-retirement plans is as follows:

year ended December 31 (millions of dollars, except as noted)	Pension Plans 2007	Pension Plans 2006	Post-Retirement Plans 2007	Post-Retirement Plans 2006
Change in benefit obligations				
Benefit obligation at beginning of year	$ 821	$ 797	$ 83	$ 70
Current service cost	25	27	2	2
Interest cost	46	43	5	5
Experience loss	14	23	7	13
Plan amendments	—	(8)	(10)	(10)
Curtailment/special (benefits) charges	(20)	(3)	1	6
Settlement gain	(3)	(33)	—	—
Employee contributions	4	8	—	1
Acquisition/divestiture	1	—	—	—
Benefits paid	(57)	(45)	(5)	(4)
Foreign currency exchange rate loss	119	12	7	—
Benefit obligation at end of year	$ 950	$ 821	$ 90	$ 83
Change in plan assets				
Fair value of plan assets at beginning of year	$ 685	$ 585	$ —	$ —
Actual (loss) return on plan assets	(2)	87	—	—
Employer and employee contributions	58	83	5	4
Settlement loss	(3)	(35)	—	—
Acquisition/divestiture	1	—	—	—
Benefits paid	(57)	(44)	(5)	(4)
Foreign currency exchange rate gain	102	9	—	—
Fair value of plan assets at end of year	$ 784	$ 685	$ —	$ —
Funded status				
Plan assets in deficiency of benefit obligation	$(166)	$(136)	$(90)	$(83)
Unrecognized net transitional (asset) obligation	(39)	(38)	9	8
Unrecognized prior service cost	(6)	(4)	(17)	(8)
Unrecognized net actuarial loss	229	155	30	23
Net amounts recognized in consolidated balance sheets	$ 18	$ (23)	$(68)	$(60)

Weighted-average assumptions used to determine end of year obligations	2007	2006	2007	2006
Discount rate	5.4%	5.1%	5.8%	5.7%
Assumed long-term rate of return on plan assets[1]	7.5%	7.4%	—	—
Rate of increase in future compensation	3.9%	3.2%	—	—
Long-term health care inflation[2]	—	—	5.0%	4.9%

(1) NOVA Chemicals establishes an appropriate long-term rate of return for each plan's assets which reflects asset allocations within each plan as well as independent views of long-term rate of return expectations for each asset class.

(2) Ultimate trend rate, expected to be achieved by 2013 for Canadian plans and 2014 for U.S. plans. The assumed health care cost trend rate used to measure the 2007 expected cost of benefits covered by the plans is 9% on average.

POST EMPLOYMENT BENEFITS

NOVA Chemicals recorded a liability of $5 million in 2007; $5 million in 2006; and $4 million in 2005 for the following: health and welfare benefit continuation to disabled individuals and dependents until the earliest of the disabled's attainment of age 65, death or recovery; short-term disability income continuation; and COBRA continuation for medical and dental benefits. This liability is not included in the table above. A formal actuarial valuation is performed every three years with the most current evaluation having been performed as of Dec. 31, 2005.

The plans are presented on the basis of accrued benefit obligations, rather than accumulated benefit obligations. The accrued benefit obligations and fair value of assets for NOVA Chemicals' pension plans in which the accrued benefit obligations exceed the fair value of plan assets, as of each year end, are shown below:

(millions of dollars)	Accrued Benefit Obligation	Fair Value of Assets
December 31, 2007	$901	$727
December 31, 2006	$694	$551

Expected benefit payments for the defined benefit pension plans and the post-retirement plans are as follows:

(millions of dollars)	Pension Plans	Post-Retirement Plans
2008	$ 70	$ 6
2009	$ 39	$ 6
2010	$ 40	$ 7
2011	$ 42	$ 7
2012	$ 46	$ 7
Five Years Thereafter	$282	$39

In 2008, NOVA Chemicals expects to fund its defined benefit pension plans by $40 million.

DEFINED BENEFIT PLAN ASSETS

The investment strategy for NOVA Chemicals' defined benefit plans is determined by the trustees for each plan after taking into consideration the plan structure, nature of the liabilities, the funded status and cash flow requirements of the plan; the size of the assets; and the financial situation of the Corporation and its ability to withstand fluctuations in pension contributions. For the significant plans, asset-liability modeling has been utilized to assist in setting the investment strategy. The assets of each plan are invested in a variety of traditional financial instruments such as equities and fixed income securities using a combination of active and passive strategies. Non-traditional assets such as real estate and venture capital may also be considered in certain situations. Although the Corporation does not consider derivatives a separate asset class, they are permitted in order to manage the allocation of investments across asset classes, markets and currencies. However, under no circumstances can they be used for speculative purposes or have the effect of leveraging the assets.

While most of the benefits of diversification are achieved by allocating across different asset classes, the Corporation also believes it may be appropriate to further diversify by using multiple investment managers and employing different management styles within an asset class.

NOVA Chemicals' Canadian and U.S. plans are the most significant to the Corporation with 85% of total pension assets. The asset allocation for these pension plans at the end of 2007 and 2006, and the target allocation for 2008, by asset category, follow. This information has been aggregated within a geographic segment as asset allocations are similar for the Canadian and U.S. plans.

North American Plans

Asset Category	Target Allocation	Percentage of Plan Assets	
Year ended December 31	2008	2007	2006
Equities	60%	58%	61%
Fixed Income	40%	42%	39%
Total	100%	100%	100%

The investment strategies for the pension plans in Europe (most of which are sponsored by INEOS NOVA) differ significantly across countries and from NOVA Chemicals' North American plans. The different strategies reflect considerable variations in plan membership, plan liability structure, pension arrangements and plan asset size. Some European plans are re-insured with the investment strategy and asset allocation determined or heavily influenced by the re-insurer.

POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

The Corporation provides medical care and life insurance benefits to eligible retirees and their dependents in North America. The Corporation accrues the cost of providing post-retirement benefits as the employees provide services. Post-retirement costs are funded as they are incurred.

A 1% increase in the health care inflation rate would have increased the post-retirement benefit obligation by an additional $8 million at Dec. 31, 2007, for Canadian plans and $4 million for U.S. plans. A 1% decrease in the same health care inflation rate would have decreased the post-retirement benefit obligation by $7 million and $3 million for the Canadian and U.S. plans, respectively.

DEFINED CONTRIBUTION ARRANGEMENTS

NOVA Chemicals has a number of defined contribution arrangements providing pension benefits to certain groups of employees. The total expense for the Corporation's contribution to these plans was $8 million in 2007; $8 million in 2006; and $7 million in 2005. In 2008, NOVA Chemicals expects to fund its defined contribution plans by approximately $14 million. This increase in funding reflects the Corporation's decision to freeze the U.S. salaried defined benefit plan and to enhance contributions to the U.S. defined contribution plan.

17. Asset Retirement Obligations

The Corporation's asset retirement obligations are comprised of expected costs to be incurred upon termination of operations and the closure of active manufacturing plant facilities. The total undiscounted amount of estimated cash flows expected to be incurred on closure of active plants in 25 to 40 years is between $225 million and $250 million. This amount is based on third-party cost estimates obtained from reputable sources after an in-depth review of active plant sites and required clean-up and restoration activities. In arriving at the estimated asset retirement obligation, a credit-adjusted risk-free rate of 10.5% was used to discount the estimated future cash flows. The estimated asset retirement obligation liability of $23 million at Dec. 31, 2007, will increase, or accrete, each year over the lives of active plants until it equals the $225 million to $250 million expected to be incurred on closure of the plants.

The following is a reconciliation of the aggregate asset retirement obligations:

year ended December 31	2007	2006
Beginning of year	$20	$18
Obligations contributed to INEOS NOVA joint venture	(3)	—
Increase in present value of the obligations (accretion expense)	2	2
Liabilities recorded from INEOS NOVA	4	—
End of year	$23	$20

18. Contingencies and Commitments

Various lawsuits and claims are pending by and against the Corporation. It is the opinion of management that final determination of these claims will not materially affect the financial position or operating results of the Corporation.

The Corporation leases office space and transportation equipment under various operating leases. The minimum lease payments are approximately $490 million in total with annual amounts of $51 million in 2008, $48 million in 2009, $45 million in 2010, $39 million in 2011, $37 million in 2012, and $270 million thereafter. Rental expense under operating leases was $61 million in 2007 (2006 – $62 million and 2005 – $63 million).

The Corporation has entered into agreements for the purchase of minimum amounts of feedstock and other raw materials for short- and long-term supply. The resulting obligations, based on year-end market prices, are approximately $8,990 million in total with annual amounts of $2,811 million in 2008, $1,173 million in 2009, $895 million in 2010, $474 million in 2011, $471 million in 2012 and $3,166 million thereafter.

The Corporation is obligated under several long-term ethylene and benzene feedstock supply agreements to supply INEOS NOVA with up to 441 million pounds of ethylene and 65 million gallons of benzene annually. The agreements run through December 2022. NOVA Chemicals also agreed to provide IT support and lease office space to INEOS NOVA through December 2008.

19. Segmented Information

NOVA Chemicals considers both qualitative and quantitative factors in determining reportable segments. Before applying quantitative analyses, NOVA Chemicals aggregates the business segments with similar economic characteristics and business segments with similarities in each of the following areas: nature of the product and service, nature of the production process, type or class of customer, methods used to distribute the products or provide the services and, if applicable, the nature of the regulatory environment. Based on the aggregation of the operating segments, NOVA Chemicals performs quantitative tests based on revenue, profit and loss and assets.

NOVA Chemicals has reviewed its reportable business segments as a result of the commencement of the expansion of its then existing European joint venture with INEOS to include the North American STYRENIX assets (see Note 5). Based on results of the quantitative and qualitative analyses performed, NOVA Chemicals reduced the number of reportable segments from seven to five. NOVA Chemicals has collapsed the former STYRENIX segments (styrene monomer, North American polystyrene and European joint venture) into one segment to reflect the way in which the chief operating decision maker receives information to allocate resources and assess performance prospectively. This change does not impact the operation of the business units or the previously reported financial position, results of operations or cash flows. Prior periods have been restated accordingly.

(1) JOFFRE OLEFINS
Products: Ethylene and co-products, including propylene, crude C4 and crude C5 hydrocarbons and hydrogen.

Applications: Ethylene is used internally by NOVA Chemicals to produce polyethylene or sold to third parties who use ethylene to produce polyethylene and other products.

(2) CORUNNA OLEFINS
Products: Ethylene and co-products, including propylene, crude C4 hydrocarbons, C5 dienes, dicyclopentadiene, aromatics, C9 resin oils, hydrogen and fuels. Feedstock mix determines the type and volume of co-products manufactured.

Applications: Ethylene is used internally by NOVA Chemicals to produce polyethylene or sold to customers who use the ethylene to make other products. Chemical co-products are building blocks that are used by customers to make items such as tires, carpet and clothing fibers and household goods. Energy co-products are primarily used by customers for fuel.

(3) POLYETHYLENE
Products: LLDPE, LDPE and HDPE.

Applications: Polyethylene is sold to customers for production of a variety of end-use industrial and consumer products. Consumer products include packaging film, plastic bags, bottles and toys. Industrial applications include storage drums, industrial wrap, retail packaging, and building products.

(4) PERFORMANCE STYRENICS
Products: EPS and Styrenic Performance Polymers which include polymers such as ARCEL® and DYLARK® resins, as well as downstream business ventures. None of these products exceed the quantitative threshold for separate reportable segments.

Applications: EPS is sold to customers who make products for end-use applications including packaging for food and consumer products, and insulation for the building and construction industry. Customers for Styrenic Performance Polymers make protective packaging, automotive interiors, food packaging, consumer goods, appliances and components for the construction industry.

(5) INEOS NOVA JOINT VENTURE

Products: Styrene, North American SPS, European EPS and SPS, ZYLAR® and NAS® resins.

Applications: Styrene is used internally by INEOS NOVA to produce styrenic polymers or sold to customers who use styrene to produce styrenic polymers and other products such as synthetic rubber and unsaturated polyesters. SPS is sold to customers who make products for end-use applications including electronics and food packaging, small appliances and construction components. EPS is sold to customers who make products for end-use applications including packaging for food and consumer products, and insulation for the building and construction industry. ZYLAR and NAS are high-clarity styrene acrylic co-polymers and blends or alloys thereof with added strength. They are used in medical applications, clear household appliance applications and computer housings.

CORPORATE

Corporate includes all stock-based compensation and profit sharing costs, all unrealized gains and losses on the stock-based forward transaction and mark-to-market feedstock derivatives and all restructuring and corporate operating costs. Beginning in the first quarter of 2007, NOVA Chemicals no longer allocates interest, income taxes or corporate operating costs to the business segments. Prior periods have been revised to reflect this change. Operating costs include corporate depreciation.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies on pages 75 to 81 of the Notes to Consolidated Financial Statements.

Segment performance is evaluated based on measures of profit or loss. Adjusted EBITDA is the measure of profit or loss used by management and used by investors to evaluate the ability of each segment to generate operating cash flow.

NOVA Chemicals accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market price.

The following tables provide information for each segment:

Revenue from External Customers[1]

	2007	2006	2005
Joffre Olefins	$ 970	$ 881	$ 963
Corunna Olefins	1,334	1,245	897
Polyethylene	2,016	1,917	1,625
Performance Styrenics	402	375	360
INEOS NOVA Joint Venture	2,080	2,163	1,893
Eliminations	(70)	(62)	(122)
Total revenue from external customers	$ 6,732	$ 6,519	$ 5,616

(1) Third-party.

Intercompany and Affiliate Revenue

	2007	2006	2005
Joffre Olefins	$ 833	$ 863	$ 741
Corunna Olefins	741	752	533
Polyethylene	6	5	3
Performance Styrenics	10	10	3
INEOS NOVA Joint Venture	12	23	44
Eliminations	(1,602)	(1,653)	(1,324)
Total intercompany and affiliate revenue	$ —	$ —	$ —

Total Revenue[1]

	2007	2006	2005
Joffre Olefins	$ 1,803	$ 1,744	$ 1,704
Corunna Olefins	2,075	1,997	1,430
Polyethylene	2,022	1,922	1,628
Performance Styrenics	412	385	363
INEOS NOVA Joint Venture	2,092	2,186	1,937
Eliminations	(1,672)	(1,715)	(1,446)
Total revenue	$ 6,732	$ 6,519	$ 5,616

(1) Before intersegment eliminations.

Adjusted EBITDA[1]

	2007	2006	2005
Joffre Olefins	$ 588	$ 587	$ 340
Corunna Olefins	209	93	79
Polyethylene	196	141	234
Performance Styrenics	(5)	(17)	7
INEOS NOVA Joint Venture	17	(43)	(102)
Corporate	(102)	(153)	(110)
Eliminations	(18)	(4)	13
Total adjusted EBITDA	$ 885	$ 604	$ 461
Restructuring charges	(86)	(985)	(168)
Other gains	20	1	8
Interest expense	(175)	(168)	(113)
Depreciation and amortization	(246)	(299)	(290)
Income (loss) before income taxes	$ 398	$ (847)	$ (102)

(1) Net income (loss) before restructuring charges, other gains, interest expense, depreciation and amortization and income taxes.

Operating Income (Loss)

	2007	2006	2005
Joffre Olefins	$ 531	$ 537	$ 290
Corunna Olefins	144	36	30
Polyethylene	127	75	172
Performance Styrenics	(30)	(29)	(5)
INEOS NOVA Joint Venture	(4)	(149)	(211)
Corporate	(197)	(1,146)	(286)
Eliminations	(18)	(4)	13
Total operating income (loss)	$ 553	$ (680)	$ 3
Interest expense (net)	(175)	(168)	(113)
Other gains and losses (net)	20	1	8
Income tax (expense) recovery	(51)	144	1
Net income (loss)	$ 347	$ (703)	$ (101)

Depreciation and Amortization

	2007	2006	2005
Joffre Olefins	$ 57	$ 50	$ 50
Corunna Olefins	65	57	49
Polyethylene	69	66	62
Performance Styrenics	25	12	12
INEOS NOVA Joint Venture	21	106	109
Corporate	9	8	8
Total depreciation and amortization	$ 246	$ 299	$ 290

Capital Expenditures

	2007	2006	2005
Joffre Olefins	$ 21	$ 25	$ 18
Corunna Olefins	63	45	204
Polyethylene	32	23	34
Performance Styrenics	10	81	86
INEOS NOVA Joint Venture	30	24	77
Total capital expenditures	$ 156	$ 198	$ 419

Assets

	2007	2006
Joffre Olefins	$ 874	$ 728
Corunna Olefins	1,395	1,065
Polyethylene	1,170	917
Performance Styrenics	367	392
INEOS NOVA Joint Venture	683	726
Corporate	378	267
Eliminations	(31)	(18)
Total assets	$ 4,836	$ 4,077

GEOGRAPHIC INFORMATION

Revenue from External Customers[1]

	2007	2006	2005
Canada	$2,333	$2,304	$1,976
United States	2,896	2,757	2,478
Europe and Other	1,503	1,458	1,162
	$6,732	$6,519	$5,616

(1) Based on location of customer.

Assets[1]

	2007	2006
Canada	$3,320	$2,827
United States	1,042	857
Europe and Other	474	393
	$4,836	$4,077

(1) Based on location of operating facility.

20. Financial Instruments

CATEGORIES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Carrying amounts and net gains/(losses) of NOVA Chemicals' financial instruments are classified into the following categories:

December 31 (millions of dollars)

	Carrying amounts	Net gain (loss)		
	2007	From interest income (expense), net	Unrealized gain (loss)	Net gain (loss)
Held-for-trading[1]	$ 120	$ (2)	$ 37	$ 35
Loans and receivables[2]	$ 584	2	—	2
Available-for-sale securities[3]	$ 15	—	(1)	(1)
Other financial liabilities[4]	$ 2,851	(154)	—	(154)
		$(154)	$ 36	$ (118)

(1) Reported at fair value and classified as held-for-trading in accordance with CICA Section 3855 and includes: Cash and cash equivalents and derivative instruments (see Notes 3, 5, 7 and 9).

(2) Reported at amortized cost, which approximates fair value and includes: trade accounts receivable, advances receivable from affiliates, other receivables (see Note 3) and note receivable (see Notes 3 and 5), and Restricted cash and other assets.

(3) Includes investments in non-affiliated entities with quoted market prices in an active market totaling $4 million and investments in non-affiliated entities that do not have quoted market prices in an active market totaling $11 million which are carried at cost (see Note 5).

(4) Reported at amortized cost and includes: trade accounts payable, other accounts payable and certain accrued liabilities (see Note 7); bank loans; long-term debt, excluding obligations under capital leases (see Note 8); and certain long-term liabilities (see Note 9).

FINANCIAL INSTRUMENT FAIR VALUES

Financial instrument fair values represent a reasonable approximation of amounts NOVA Chemicals would have received or paid to counterparties to unwind positions prior to their maturity. NOVA Chemicals has no plans to unwind these positions prior to maturity and has no significant exposure to any individual customer or counterparty.

The carrying amounts reported on the Consolidated Balance Sheets for Cash and cash equivalents (included in the held-for-trading category), loans and receivables and other financial liabilities (excluding Long-term debt) approximate their fair value. Fair values and carrying amounts for long-term debt are as follows:

December 31 (millions of dollars)	Carrying Amount[1]		Estimated Fair Value[2]	
	2007	2006	2007	2006
Long-term debt	$1,794	$1,844	$1,798	$1,819

(1) Includes debt installments due within one year.

(2) The fair value of long-term debt is based on quoted market prices, where available. Preferred shares can not be valued from a market perspective, therefore the value is based on their face value, less related deferred gain.

FOREIGN EXCHANGE RISK MANAGEMENT

NOVA Chemicals has U.S., Canadian and European-based petrochemical operations and a Canadian functional currency. As a result, the Corporation is exposed to currency risks from its investing, financing and operating activities. Risks from foreign currencies may be hedged using cash contracts, spot contracts, forward contracts and swap transactions to minimize the gains and losses due to short-term foreign currency exchange rate fluctuations. The exposure that may be hedged in accordance with the Company's foreign exchange policy is limited to operational transaction exposure and is generally used only to balance out NOVA Chemicals' cash positions. Foreign currency risks resulting from the translation of assets and liabilities of foreign operations into NOVA Chemicals' functional currency are generally not hedged; however, NOVA Chemicals may decide to hedge this risk under certain circumstances.

Foreign currency risks may also result from certain investing activities such as the acquisition and disposal of investments in foreign companies, and may be caused by financial liabilities in foreign currencies and loans in foreign currencies that are extended to affiliated entities for financing purposes. These risks also generally are not hedged.

NOVA Chemicals' subsidiaries and affiliated entities generally execute their operating activities in their respective functional currencies. NOVA Chemicals normally does not use currency derivatives to hedge such payments.

At Dec. 31, 2007, NOVA Chemicals had an outstanding foreign currency swap for the purpose of balancing the Company's cash position. The swap was set up to buy $63 million Canadian dollars (sell $63.6 million U.S. dollars) for value on Dec. 31, 2007, and sell $63 million Canadian dollars (buy $63.6 million U.S. dollars) on Jan. 2, 2008. The fair value of the swap was not material to the Consolidated Financial Statements.

At Dec. 31, 2007, INEOS NOVA had several short-term foreign currency swaps outstanding maturing through Feb. 29, 2008. NOVA Chemicals 50% share of the swaps fair value is a gain of $1 million and is included in Feedstock and operating costs on the Consolidated Statements of Income (Loss).

For the disclosure of market risks including foreign currency risk, commodity price risk and interest rate risk, CICA Section 3862 requires a sensitivity analysis that shows the effects of reasonably possible changes in relevant risk variables on after-tax income and other comprehensive income. The periodic effects are determined by relating the reasonably possible changes in the risk variables to the balance of financial instruments at the reporting date.

Currency risks, as defined by CICA Section 3862, arise when a monetary financial instrument is denominated in a currency that is not the functional currency. Differences resulting from the translation of the consolidated financial statements into NOVA Chemicals' reporting currency are not taken into consideration in such sensitivity analysis. Relevant risk variables are generally all non-functional currencies in which NOVA Chemicals has financial instruments.

At Dec. 31, 2007, NOVA Chemicals assessed the effect of a reasonably possible change in the Canadian dollar and Euro relative to the U.S. dollar. There was no material effect on after-tax income and other comprehensive income.

STOCK PRICE VOLATILITY RISK MANAGEMENT

In 2005, the Corporation entered into cash-settled share forward transactions to manage its exposure to fluctuations in its stock-based compensation costs related to its two cash-settled stock-based incentive compensation plans (the restricted stock unit plan and the equity appreciation plan). Compensation costs associated with the plans fluctuate as a result of changes in the market price of the Corporation's common stock. In 2005, the Corporation entered into forward transactions for a total of 3,612,100 notional common shares with an average forward price of U.S. $45.66. The forward transactions are cash-settled at the end of a three-year term (November 2008), or at any time prior to that date, at the option of the Corporation, based on the difference between the Corporation's common stock price on the NYSE and the average execution price. If the Corporation's common stock price is in excess of the average execution price on the settlement date, the Corporation will receive the difference per share in cash, and if the Corporation's common stock price is less than the average execution price, the Corporation will pay the difference per share in cash. The forward transactions include an interest component which is accrued and payable by the Corporation on settlement of the forward transactions. The average execution price is determined by reference to the average forward price, less the interest component, and is $37.56. If the Corporation's common stock price is in excess of the average execution price, an unrealized gain is recorded and if the Corporation's common stock price is below the average execution price, an unrealized loss is recorded. Unrealized gains and losses associated with the share forward transactions are recorded as part of Selling, general and administrative expenses, offsetting unrealized losses or gains on the cash-settled stock-based incentive compensation plans, and as long-term receivables or payables. At Dec. 31, 2007, the mark-to-market value of the share forward transactions was a $19 million (Dec. 31, 2006 – $35 million and Dec. 31, 2005 – $15 million) unrealized loss, resulting in a liability. At Dec. 31, 2007, this liability is reported in accrued liabilities (2006 – reported in long-term liabilities), since the forward transactions are due to expire in November 2008.

COMMODITY PRICE RISK MANAGEMENT

NOVA Chemicals uses commodity-based derivatives to manage its exposure to price fluctuations on crude oil, refined products and natural gas transactions. The instruments are used to moderate the risk of adverse short-term price movements. Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements. The extent to which commodity-based derivatives are used depends on market conditions and requires adherence to the Company's hedging policy. NOVA Chemicals limits its positions in futures markets to proprietary feedstock requirements and does not use derivative instruments for speculative purposes.

HEDGING

Commodity swaps are sometimes used and designated as fair value hedges intended to hedge the fair value of NOVA Chemicals' crude inventory against adverse changes in the market price. At inception of a hedging relationship, the Company documents the relationship between the hedging instrument and the hedged item, its risk management objective and its strategy for undertaking the hedge. The Company also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging transactions are highly effective in offsetting the changes in the fair value of the hedged items. Open commodity-based derivatives as of Dec. 31, 2007 used to hedge NOVA Chemicals' crude inventory value matured in January 2008. Unrealized gains and losses on derivative instruments designated and qualifying as fair value hedging instruments, as well as the offsetting unrealized gains and losses on the hedged items, are included in income in the same accounting period. There was no hedge ineffectiveness recognized in consolidated net income during 2007.

In addition, the Company utilizes options, swaps and futures instruments that are effective as economic hedges of commodity price exposures, but do not meet the hedge accounting criteria of CICA Section 3865. The Corporation has recognized a net pre-tax gain of $58 million from commodity risk management activities in income (loss) for the year ended Dec. 31, 2007 (2006 – $6 million loss and 2005 – $19 million gain). This net gain (loss) is the result of $38 million (2006 – $15 million and 2005 – $7 million) of net realized gains from settled, crystallized, and liquidated positions and $21 million (2006 – $20 million loss and 2005 – $12 million gain) of net mark-to-market gains (losses) on unrealized positions. Gains and losses on commodity-based derivatives are included in Feedstock and operating costs in the Consolidated Statements of Income (Loss).

At Dec. 31, 2007, 2006 and 2005, there are no outstanding derivative contracts for natural gas or benzene.

At Dec. 31, 2007, 2006 and 2005, the notional volume and estimated fair value of outstanding derivative contracts for crude oil, refined products, and alternative feedstock that do not qualify for hedge accounting are as follows:

December 31		2007	2006	2005
Notional volume(1)	millions bbls	13.8	17.8	5.4
Weighted-average price per bbl	U.S.	$53.40	$52.69	$51.56
Estimated fair value(2)	U.S. millions	$ 22	$ (2)	$ 19
Mark-to-market(3)	U.S. millions	$ 22	$ (2)	$ 19
Term to maturity	Months	1-39	1-21	1-19

(1) 2007 includes 5.5 million bbls (2006 – 7.5 million and 2005 – 2.3 million) of crude contracts and 8.3 million bbls (2006 – 10.3 million and 2005 – 3.1 million) of LPG contracts.

(2) Unrealized gain (loss) determined using standard pricing models with market-based inputs, including energy futures price profiles and counterparty price curves.

(3) Recognized before-tax gain (loss), which for 2005 is net of deferred transitional gains.

At Dec. 31, 2007, the notional volume and estimated fair value of outstanding derivative contracts for crude oil, refined products, and alternative feedstock that do qualify for hedge accounting are as follows:

December 31		2007
Notional volume[1]	millions bbls	0.75
Weighted-average price per bbl	U.S.	$92.15
Estimated fair value[2]	U.S. millions	$ (2)
Mark-to-market[3]	U.S. millions	$ (2)
Term to maturity	Months	1

(1) 2007 includes 0.75 million bbls crude contracts.

(2) Estimated fair values determined by calculating mark-to-market value of hedge positions using market-based energy futures price profiles and counterparty price curves.

(3) Recognized before-tax loss.

Variable feedstocks are the single largest component of NOVA Chemicals' costs and account for 70%-80% of the total cost of its products. NOVA Chemicals' primary feedstocks include ethane, propane, butane, crude oil, benzene and natural gas. Feedstock costs heavily influence the price of the Company's products.

For the disclosure of market risks, CICA Section 3862 requires sensitivity analyses that show the effects of reasonably possible changes in relevant risk variables on after-tax income and other comprehensive income. The periodic effects are determined by relating the reasonably possible changes in the risk variables. The following table illustrates how changes in various feedstock costs could affect NOVA Chemicals' after-tax income and other comprehensive income and are based on 2007 actual consumption volumes.

year ended December 31, 2007 (millions of U.S. dollars)	Increase in After-Tax Income	Increase in Other Comprehensive Income
Decrease in natural gas cost by U.S. 10¢ per mmBTU	$ 7.7	$ 7.7
Decrease in benzene cost by U.S. 5¢ per gallon	12.2	12.2
Decrease in propane cost by U.S. 65¢ per barrel	1.5	1.5
Decrease in butane cost by U.S. 72¢ per barrel	2.9	2.9
Decrease in crude oil/condensate cost by U.S. $1 per barrel	11.8	11.8

INTEREST RATE RISK MANAGEMENT

The Company manages its interest rate risk by balancing its exposure to fixed and variable rates while attempting to minimize its interest costs. When deemed appropriate, NOVA Chemicals enters into interest rate swap agreements to manage its interest rate price risk exposure on certain fixed-rate debt. The agreements generally involve the receipt of fixed-rate amounts in exchange for floating-rate LIBOR-based payments over the terms of the related debt. In 2007, the Company had no floating-for-fixed interest rate swaps outstanding. In 2006 and 2005, the Company had floating-for-fixed interest rate swaps outstanding on $300 million of medium-term notes, which expired upon repayment of the related debt in May 2006. These positions had an estimated fair market value of $0 at Dec. 31, 2006.

In prior years, a series of interest rate swaps on $550 million of fixed-rate debt were liquidated, resulting in a before-tax gain of $40 million in total. The gains have been deferred and are being recognized in income (loss) as a reduction of interest expense over the terms of the related debt instruments, of which $300 million matured in 2006 and $250 million matures in 2009. As a result of NOVA Chemicals' adoption of CICA Section 3865 at Jan. 1, 2007, the deferred gain of $4 million was reclassified, on a prospective basis, from Accounts payable and accrued liabilities and Deferred credits and long-term liabilities to Long-term debt.

For the disclosure of market risks, CICA Section 3862 requires a sensitivity analysis that shows the effects of reasonably possible changes in relevant risk variables on after-tax income and other comprehensive income. The periodic effects are determined by relating the reasonably possible changes in the risk variables to the balance of financial instruments at the reporting date. For purposes of this analysis, long-term debt balances as of Dec. 31, 2007, were used.

Interest rate risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Changes in the market interest rates of long-term debt with fixed interest rates only affects net income if such debt is measured at fair value. All of NOVA Chemicals fixed-rate long-term debt is carried at amortized cost and therefore is not subject to interest rate risk.

Changes in market interest rates would affect interest expense of NOVA Chemicals' variable rate, long-term debt which is included in the sensitivity analysis calculation.

At Dec. 31, 2007, if interest rates at that date had been 1% lower, with all other variables held constant, after-tax income and other comprehensive income for the year would have been $6 million higher, arising mainly as a result of lower interest expense on variable rate borrowings.

LIQUIDITY RISK MANAGEMENT

NOVA Chemicals' financial liabilities mature as follows:

December 31, 2007 (millions of U.S. dollars)	Due within 1 year	Due between 1 year and 5 years	Due after 5 years	Total
Bank loans	$ 3	$ —	$ —	$ 3
Current Other liabilities (Note 7)	1,123	—	—	1,123
Commodity-based derivatives (Notes 7 and 9)	1	—	—	1
Equity derivative (Note 7)	19	—	—	19
Long-term debt (Note 8)				
Revolving credit facilities	—	106	—	106
Unsecured debentures and notes	125	653	500	1,278
Medium-term notes	—	250	—	250
Preferred shares	126	—	—	126
Other unsecured debt	3	17	20	40
Other long-term liabilities (Note 9)	—	59	121	180
	$1,400	$1,085	$641	$3,126

A liquidity reserve in the form of cash and undrawn revolving credit facilities is maintained to assist in the solvency and financial flexibility of NOVA Chemicals. Liquidity reserves totaled $552 million at Dec. 31, 2007. Repayment of amounts due within one year may also be funded by normal collection of current trade accounts receivable and cash on-hand. Capital markets transactions, such as public debt issuances may also be used in managing the balance between maturing obligations and available liquidity.

CREDIT RISK MANAGEMENT

Credit exposure on financial instruments arises from the possibility that a counterparty to an instrument in which NOVA Chemicals is entitled to receive payment of an unrealized gain fails to perform. NOVA Chemicals has established a limit on contingent exposure for each counterparty based on the counterparty's credit rating. Credit exposure is managed through credit approval and monitoring procedures. NOVA Chemicals does not anticipate that any counterparties it currently transacts with will fail to meet their obligations. At Dec. 31, 2007, 2006 and 2005, NOVA Chemicals had no credit exposure for foreign currency, interest rate or share-based instruments. At Dec. 31, 2007, NOVA Chemicals had $20 million credit exposure for commodity-based instruments (2006 – $0 and 2005 – $19 million).

Concentration of credit risk relates primarily to the Corporation's receivables, as certain customer groups are located in the same geographic area and operate in the same industry. NOVA Chemicals monitors receivables based on two such concentrations: North America and Europe. At Dec. 31, 2007, approximately 82% of the Corporation's receivables were from North American customers and 18% were from customers in Europe. Trade receivables over 30 days at Dec. 31, 2007, were immaterial and NOVA Chemicals considers its trade receivables to be neither impaired nor past due. There is no indication as of Dec. 31, 2007, that the debtors will not meet their obligations. Bad debt write-offs during 2007 were also immaterial. The Corporation manages its credit risk relating to these receivables through credit approval and monitoring procedures. NOVA Chemicals establishes and reviews limits for all active customers. Such limits are based on trade information, payment history, credit score, credit rating and financial analysis, where possible. All credit limits are subject to evaluation and revision at any time based on changes in levels of credit worthiness; sales orders cannot be processed unless a credit limit has been properly approved. Customer credit risk ratings range from low (companies with investment grade bond ratings and very strong financial conditions) to high business risk (companies with an unstable financial condition, a strong possibility of failure and slow payment). Accounts rated low to medium risk are reviewed and approved every twelve months. Upper level management approval is needed for customers with existing credit limits above $5 million. Accounts rated high risk are reviewed every six months. It is sometimes necessary to increase existing credit limits to accommodate rapid price increases. In those cases, NOVA Chemicals may grant temporary credit limit increases of up to 25%, subject to meeting certain conditions. High risk and high business risk accounts are not eligible for temporary credit limit increases. Customer accounts may be placed on "credit watch" when a slow payment trend is noticed and the account balance consistently goes beyond the approved payment terms or when credit limit review reveals the customer's financial condition is weakening. If necessary, NOVA Chemicals can utilize credit insurance programs to ensure payment. NOVA Chemicals may also request collateral when a customer does not meet the financial qualifications for the size credit limit requested or there is a political or economical risk of selling in a certain country. The most prominent forms of security used by NOVA Chemicals are letters of credit and personal or corporate guarantees. Letters of credit must be issued through acceptable banks with international standing. At Dec. 31, 2007, NOVA Chemicals held collateral of approximately $21 million in a combination of letters of credit and personal guarantees from various customers.

The maximum exposure to credit risk is represented by the carrying amounts of the financial assets classified as loans and receivables as reported on page 107.

21. United States Generally Accepted Accounting Principles

RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The Corporation prepares its consolidated financial statements in accordance with Canadian GAAP, which, in some respects, are different from U.S. GAAP. The effect of these differences on the Corporation's Consolidated Statements of Net Income (Loss) and Consolidated Balance Sheets are as follows:

year ended December 31 (millions of dollars, except per share amounts)	2007	2006	2005
		restated[8]	restated[8]
Net income (loss) in accordance with Canadian GAAP	$ 347	$ (703)	$ (101)
Add (deduct) adjustments for:			
Start-up costs[1]	2	(3)	(13)
Derivative instruments and hedging activities[2]	(1)	(2)	(3)
Inventory costing[3]	7	(1)	(1)
Stock-based compensation[4]	3	(1)	—
Accounting for uncertainty in income taxes[5]	6	—	—
Restructuring[6]	—	11	—
Other	—	1	1
Net income (loss) in accordance with U.S. GAAP	$ 364	$ (698)	$ (117)
Earnings (loss) per share using U.S. GAAP			
— Basic	$ 4.39	$(8.46)	$(1.42)
— Diluted	$ 4.36	$(8.46)	$(1.42)
Comprehensive income (loss) in accordance with Canadian GAAP	$ 581	$ (649)	$ (130)
Add (deduct) adjustments to Canadian GAAP net income (loss) for:			
Start-up costs[1]	2	(3)	(13)
Derivative instruments and hedging activities[2]	(1)	(2)	(3)
Inventory costing[3]	7	(1)	(1)
Stock-based compensation[4]	3	(1)	—
Accounting for uncertainty in income taxes[5]	6	—	—
Restructuring[6]	—	11	—
Other	—	1	1
Pension liability adjustments (less tax of $21, $(4) and $6, respectively)[7]	(45)	8	(9)
Comprehensive income (loss) in accordance with U.S. GAAP	$ 553	$ (636)	$ (155)
Accumulated other comprehensive income			
Unrealized loss on available-for-sale securities	$ (1)	$ —	$ —
Unrealized gain on translation of self-sustaining foreign operations	613	357	303
Pension liability adjustments[7]	(127)	(82)	(12)
Accumulated other comprehensive income in accordance with U.S. GAAP	$ 485	$ 275	$ 291

December 31 (millions of dollars)	2007	2006
Balance sheet items in accordance with U.S. GAAP[8]		restated[9]
Current assets[3]	$ 1,653	$ 1,265
Investment and other assets[1][7]	150	102
Property, plant, and equipment (net)[1][6]	3,047	2,719
Current liabilities[2][5]	(1,420)	(1,178)
Long-term debt[2]	(1,539)	(1,584)
Deferred income taxes[1][2][3][4][5][6][7]	(409)	(394)
Deferred credits and long-term liabilities[2][4][5][6][7]	(495)	(464)
Common shareholders' equity[5][7]	$ 987	$ 466

(1) **Start-up Costs.** Canadian GAAP provides that when starting up a new facility or entity, expenditures incurred during the pre-operating period may be deferred when certain criteria are met. Under U.S. GAAP, all costs (except interest on constructed assets) associated with start-up activities must be expensed as incurred. See Note 5 for information on the Corporation's start-up costs.

(2) **Derivative Instruments and Hedging Activities.** CICA Section 3855 harmonizes Canadian and U.S. GAAP by establishing standards for recognition and measurement of financial assets, liabilities and non-financial derivatives. CICA Section 3865 harmonizes Canadian GAAP with U.S. GAAP SFAS No. 133 by establishing standards for when and how hedge accounting may be applied and recorded. See Note 2 for further details. Certain differences that existed before the implementation of the above standards on Jan. 1, 2007, pertaining to the termination of interest rate swaps in 2002 continue to be reconciling items between Canadian GAAP and U.S. GAAP. For information regarding the Corporation's use of derivatives and hedging activities under Canadian GAAP, see Note 20.

(3) **Inventory Costing.** Canadian GAAP allows fixed overhead costs associated with production activities to be expensed during the period whereas U.S. GAAP requires an allocation of fixed and variable production overhead to inventory.

(4) **Stock-based compensation.** Under Canadian GAAP, the Employee Incentive Stock Option Plan is measured using a fair-value-based method, while the Equity Appreciation Plan and the Restricted Stock Unit Plan are classified as liability instruments and are marked-to-market based on intrinsic value. U.S. GAAP, SFAS No. 123(R), *Accounting for Share-Based Payment*, effective Jan. 1, 2006, requires the share-based compensation transactions to be accounted for using a fair-value-based method, such as the Black-Scholes method. The Company has adopted this standard using a modified prospective application. The fair value of awards classified as liability instruments must be remeasured at fair value subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The cumulative effect for the periods prior to Dec. 31, 2005, of $5 million after-tax has been charged to reinvested earnings (deficit) at Jan. 1, 2006.

(5) **Income Taxes.** Beginning Jan. 1, 2007, FIN 48, *Accounting for Uncertainty in Income Taxes*, became effective for U.S. GAAP reporting. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized. An entity is required to recognize the best estimate of a tax position if that position is more likely than not to be sustained upon examination, based solely on the technical merits of the position. NOVA Chemicals adopted the provisions of FIN 48 on Jan. 1, 2007, at which time a FIN 48 liability of $36 million was recognized by reclassifying $34 million out of deferred tax liability and $4 million from the current tax liability. This resulted in a $6 million increase in the liability for unrecognized tax benefits and was accounted for as a reduction to the Jan. 1, 2007, U.S. GAAP balance in reinvested earnings. During 2007, these differences have reversed and resulted in a $6 million decrease in tax expense for U.S. GAAP purposes. Also, it is NOVA Chemicals' policy to recognize interest and penalties accrued related to unrecognized tax benefits in income tax expense. At Dec. 31, 2007, NOVA Chemicals had approximately $4 million accrued for the payment of interest and penalties.

(6) **Restructuring.** Due to differences in the cost basis, under U.S. GAAP, of certain assets for which an impairment charge has been recorded (see Note 13), the resulting charge is lower under U.S. GAAP.

(7) **Pension Liability Adjustment.** In 2006, for U.S. GAAP reporting, SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*-an amendment of FASB Statements No. 87, 88, 106, and 132(R) – was effective. SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through accumulated other comprehensive income. Accordingly, at Dec. 31, 2006, the Corporation has recognized an additional pension and post-retirement liability of $124 million, resulting in a charge of $82 million (net of tax) to accumulated other comprehensive income. In 2006 (prior to adoption of SFAS No. 158) and 2005, SFAS No. 87, *Employer's Accounting for Pensions*, was followed with respect to pension accounting, which required an employer to record an additional minimum liability (AML) if the unfunded accumulated benefit obligation exceeded the accrued pension liability or if there was a prepaid pension asset with respect to the plan. If an AML was recognized, an intangible asset, in an amount not exceeding the unrecognized prior service cost, was also recognized. The excess of the AML, over the intangible asset, if any, was charged to other comprehensive income, net of income tax effects. At Dec. 31, 2007, NOVA Chemicals increased its SFAS No. 158 pension and post-retirement liability by $66 million, resulting in a charge of $45 million (net of tax) to accumulated other comprehensive income.

(8) **Joint Ventures.** NOVA Chemicals accounts for its interests in joint ventures using the proportionate consolidation method under Canadian GAAP. As permitted by specific United States Securities and Exchange Commission exemptions, adjustments to reflect equity accounting, as required under U.S. GAAP, have not been made. The equity method would not result in any changes in NOVA Chemicals' net income (loss) or shareholders' equity; however, all assets, liabilities, revenue, expenses, and most cash flow items would decrease when compared with the amounts that are presented using proportionate consolidation.

(9) Certain costs that were previously included as inventorable costs were removed in 2007. Prior periods have been restated.

22. New Accounting Pronouncements

CANADIAN GAAP

CICA 1535, *Capital Disclosures,* applicable to interim and annual periods relating to fiscal years beginning on or after Oct. 1, 2007, specifies disclosures of (1) information about the entity's objectives, policies, and processes for managing capital structure; (2) quantitative data about what the entity regards as capital; and (3) whether the entity has complied with externally imposed capital requirements (for example bank covenants) and if it has not complied, the consequences of such non-compliance. NOVA Chemicals is currently evaluating the effects of adopting this standard. Because the standard only affects disclosure requirements, it is not expected to have an impact on the Company's financial statements.

CICA 1400, *General Standards of Financial Statement Presentation,* was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after Jan. 1, 2008. NOVA Chemicals does not expect the adoption of these changes to have an impact on its financial statements.

CICA 3031, *Inventories,* replaces CICA 3030, *Inventories.* The new standard is the Canadian equivalent to International Financial Reporting Standard IAS 2, *Inventories.* The main features of CICA 3031 are: (1) measurement of inventories at the lower of cost and net realizable value, with guidance on the determination of cost, including allocation of overheads and other costs to inventory; (2) cost of inventories of items that are not ordinarily interchangeable and goods or services produced and segregated for specific projects assigned by using a specific identification of their individual costs; (3) consistent use (by type of inventory with similar nature and use) of either first-in, first-out (FIFO) or weighted-average cost formula; (4) reversal of previous write-downs to net realizable value when there is a subsequent increase in value of inventories; and (5) possible classification of major spare parts and servicing stand-by equipment as property, plant and equipment (CICA 3061 — *Property, Plant and Equipment,* was amended to reflect this change). CICA 3031, applies to interim and annual financial statements relating to fiscal years beginning on or after Jan. 1, 2008. NOVA Chemicals adopted this standard on Jan. 1, 2008. Full absorption inventory costing is estimated to result in a one-time credit on Jan. 1, 2008 to opening reinvested earnings and a corresponding increase in opening inventory of $41 million ($33 million after-tax) as a result of full absorption costing.

EIC 169, *Determining Whether a Contract is Routinely Denominated in a Single Currency,* provides guidance on how under CICA 3855 to define or apply the term "routinely denominated in commercial transactions around the world" when assessing contracts for embedded foreign currency derivatives. It also determines what factors can be used to determine whether a contract for the purchase or sale of a non-financial item such as a commodity is routinely denominated in a particular currency in commercial transactions around the world. EIC 169 must be applied retrospectively to embedded foreign currency derivatives in host contracts that are not financial instruments accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after Mar. 15, 2008. NOVA Chemicals is evaluating the effects of adopting this standard.

CICA 3064, *Goodwill and Intangible Assets,* will replace CICA 3062, *Goodwill and Other Intangible Assets,* and results in withdrawal of CICA 3450, *Research and Development Costs,* and amendments to Accounting Guideline (AcG) 11, *Enterprises in the Development Stage* and CICA 1000, *Financial Statement Concepts.* The standard intends to reduce the differences with IFRS in the accounting for intangible assets and results in closer alignment with U.S. GAAP. Under current Canadian standards, more items are recognized as assets than under IFRS or U.S. GAAP. The objectives of CICA 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing as assets items that do not meet the definition and recognition criteria is eliminated. The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. These changes are effective for fiscal years beginning on or after Oct. 1, 2008, with early adoption encouraged. NOVA Chemicals is evaluating the effects of adopting this standard.

The Canadian Accounting'Standards Board (AcSB) has confirmed that the use of International Financial Reporting Standards ("IFRS") will be required in 2011 for publicly accountable profit-oriented enterprises. IFRS will replace Canada's current GAAP for those enterprises. These include listed companies and other profit-oriented enterprises that are responsible to large or diverse groups of stakeholders. The official changeover date is for interim and annual financial statements relating to fiscal years beginning on or after Jan. 1, 2011. Companies will be required to provide comparative IFRS information for the previous fiscal year. NOVA Chemicals is currently evaluating the impact of adopting IFRS.

U.S. GAAP

SFAS No. 157, *Fair Value Measurements*, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The statement applies also to other accounting pronouncements which require or permit fair value measurements. The standard is effective for fiscal years beginning after Nov. 15, 2007. NOVA Chemicals is evaluating the effects of adopting this standard.

SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, including an amendment to SFAS No. 115, permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of this Statement apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, applies to all entities with available-for-sale and held-for-trading securities. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after Nov. 15, 2007. The adoption of this standard is not expected to have a material impact on NOVA Chemicals' consolidated financial statements.

SFAS No. 141(R), *Business Combinations* and SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements*. Effective for fiscal years beginning after Dec. 15, 2008, these standards will improve, simplify and converge internationally the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. SFAS No. 141(R) replaces SFAS No. 141, *Business Combinations*. SFAS No. 141(R) retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (formerly called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. The new statement improves reporting by creating greater consistency in the accounting and financial reporting of business combinations, resulting in more complete, comparable and relevant information for investors and other users of financial statements. To achieve this goal, the new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial statement effect of the business combination. SFAS No. 160 amends Accounting Research Bulletin (ARB) No. 51, *Consolidated Financial Statements*, to establish accounting and reporting standards for the noncontrolling interests in a subsidiary and for the deconsolidation of a subsidiary. The new statement improves the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way – as equity in the consolidated financial statements. In addition, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions and changes the way the consolidated income statement is presented. NOVA Chemicals does not expect the adoption of these changes to have an impact on its current financial statements; however, these changes may affect potential future business.

Shareholder Value



SHARE PRICE PERFORMANCE: 1999-2007
NCX (NYSE)
Peers(1)
S&P 500
300%
200%
100%
0%
1999
2001
2003
2005
2007
Source Thomson Financial



SHARE PRICE PERFORMANCE: 2007
NCX
Peers(1)
S&P 500
50%
40%
30%
20%
10%
0%
-10%
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

(1) NCX peers include DOW, LYO, EMN from 1999-2006. In 2007, WLK was added and LYO was removed from the peer group.

SHARE PRICE PERFORMANCE: 1999-2007

From Jan. 1, 1999, through Dec. 31, 2007, NOVA Chemicals' share price increased 148% on the New York Stock Exchange. This compares to an average increase of 28% in peer chemical companies' share prices, and a 19% increase in the S&P 500.

SHARE PRICE PERFORMANCE: 2007

NOVA Chemicals' share price increased 16% on the New York Stock Exchange during 2007. This compares to an average decrease of 6% in peer chemical companies' share prices and a 4% increase in the S&P 500.

NOVA CHEMICALS' SHARE HISTORY

	2007	2006	2005
Dividends paid (Canadian $)	$ 0.40	$ 0.40	$ 0.40
Market price (NYSE) (U.S. $)			
High	$41.79	$36.01	$52.20
Low	$27.63	$26.61	$29.07
Close	$32.40	$27.90	$33.40
Market price (TSX) (Canadian $)			
High	$43.70	$41.25	$64.25
Low	$30.13	$29.50	$36.65
Close	$32.27	$32.50	$38.81
Common dividend yield	1.2%	1.2%	1.0%
Shares outstanding			
Year-end (millions)	83	83	83
Average (millions)	84	83	83

Mixed Sources FSC

The NOVA Chemicals Annual Report is printed using recycled paper made from fiber sourced for well-managed forests and other controlled wood sources. The paper contains a mix of pulp that is derived from FSC certified forests, post consumer recycled paper fibers and other controlled sources. This annual report is certified by Smartwood to the FSC standards which promotes environmentally appropriate, socially beneficial and economically viable management of the world's forests. Portions of this report are Green Sealed approved and Green Power Certified.

Investor Information

Annual Meeting

Shareholders are invited to attend NOVA Chemicals' annual meeting on Thursday, April 10 at 10:30 a.m. at the King Edward Hotel — 37 King Street East, Toronto, Ontario, Canada.

Shareholder Information

For inquiries on stock-related matters, including dividend payments, stock transfers and address changes, contact NOVA Chemicals' Shareholder Relations, toll free, at 1-800-661-8686 or via e-mail to: shareholders@novachem.com.

Requests for Additional Information

For copies of NOVA Chemicals' quarterly reports, additional copies of this annual report, or to order a complete shareholder information package, please send an e-mail to: publications@novachem.com.

Rapports annuels en français

Pour accéder à l'information contenue dans ce rapport annuel en français, veuillez visiter notre site Web www.novachemicals.com.

Corporate Contact Information:

NOVA Chemicals Corporation
1000 Seventh Avenue S.W.
P.O. Box 2518
Calgary, Alberta, Canada T2P 5C6

NOVA Chemicals U.S. Operating Center
1550 Coraopolis Heights Road
Moon Township, PA 15108 USA

Phone: 403-750-3600 (Canada)
412-490-4000 (United States)
Internet: www.novachemicals.com
E-Mail: invest@novachem.com

Transfer Agent and Registrars:

CIBC Mellon Trust Company
600 The Dome Tower
333 Seventh Avenue S.W.
Calgary, Alberta, Canada T2P 2Z1
Phone: 403-232-2400
Toll free: 1-800-387-0825
Fax: 403-264-2100
Internet: www.cibcmellon.com

Share Registration

NOVA Chemicals' common shares are listed on the New York and Toronto Stock Exchanges under the trading symbol "NCX." On December 31, 2007, approximately 83 million common shares were outstanding and there were approximately 10,800 registered shareholders. NOVA Chemicals' common shares are transferable at the Vancouver, Calgary, Toronto, Montréal and Halifax offices of CIBC Mellon Trust Company. The common shares are also transferable at The Bank of New York Mellon, Jersey City, New Jersey.

Non-Resident Investors

Dividends paid to non-resident shareholders are subject to Canadian withholding tax, generally at the rate of 15% for the United States and other countries where Canadian tax treaties apply, and 25% for non-treaty countries. Certain exemptions or refunds may be available to residents of the United States and other countries where Canadian tax treaties apply. Under regulations in effect in the United States, the Company is generally subject to the U.S. backup withholding rules, which would require withholding at a rate of 28% on dividends and interest paid to certain U.S. persons who have not provided the Company with a taxpayer identification number. Please consult your tax advisor for more information.

END